SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	Jaguar Land Rover Automotive plc Annual Report 2018/19: Form 6-K dated July 3, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 3, 2019

Item 1

JAGUAR LANDROVER AUTOMOTIVE PLC Annual Report 2018/19

The Red Arrows over Solihull at Land Rover’s 70th anniversary celebration

STRATEGIC REPORT 1 Introduction THIS YEAR MARKED A SERIES OF HISTORIC MILESTONES FOR JAGUAR LAND ROVER: TEN YEARS OF TATA OWNERSHIP, DURING WHICH WE HAVE ACHIEVED RECORD GROWTH AND REALISED THE POTENTIAL RATAN TATA SAW IN OUR TWO ICONIC BRANDS; FIFTY YEARS OF THE EXTRAORDINARY JAGUAR XJ, BOASTING A LUXURY SALOON BLOODLINE UNLIKE ANY OTHER; AND SEVENTY YEARS SINCE THE FIRST LAND ROVER MOBILISED COMMUNITIES AROUND THE WORLD. TODAY, WE ARE TRANSFORMING FOR TOMORROW. OUR VISION IS A WORLD OF SUSTAINABLE, SMART MOBILITY: DESTINATION ZERO. WE ARE DRIVING TOWARDS A FUTURE OF ZERO EMISSIONS, ZERO ACCIDENTS AND ZERO CONGESTION—EVEN ZERO WASTE. WE SEEK CONSCIOUS REDUCTIONS, EMBRACING THE CIRCULAR ECONOMY AND GIVING BACK TO SOCIETY. TECHNOLOGIES ARE CHANGING BUT THE CORE INGREDIENTS OF JAGUAR LAND ROVER REMAIN THE SAME: RESPONSIBLE BUSINESS PRACTICES, CUTTING-EDGE INNOVATION AND OUTSTANDING PRODUCTS THAT OFFER OUR CUSTOMERS A COMPELLING COMBINATION OF THE BEST BRITISH DESIGN AND ENGINEERING INTEGRITY. CUSTOMERS ARE AT THE HEART OF EVERYTHING WE DO. WHETHER GOING ABOVE AND BEYOND WITH LAND ROVER, OR BEING FEARLESSLY CREATIVE WITH JAGUAR, WE WILL ALWAYS DELIVER EXPERIENCES THAT PEOPLE LOVE, FOR LIFE.

2 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 CONTENTS STRATEGIC REPORT 3 Introduction 8 Strategy 22 Our products, our business 50 Responsible business 66 Risk management 74 Performance GOVERNANCE 84 Introduction to governance 85 Leadership 90 Effectiveness 91 Accountability 93 Investor relations engagement 94 Directors’ report FINANCIAL STATEMENTS 98 Independent Auditor’s report to the members of Jaguar Land Rover Automotive Plc 106 Consolidated financial statements 106 Consolidated income statement 107 Consolidated statement of comprehensive income/expense 108 Consolidated balance sheet 109 Consolidated statement of changes in equity 110 Consolidated cash flow statement 111 Notes to the consolidated financial statements 178 Parent company financial statements 178 Parent company balance sheet 179 Parent company statement of changes in equity 180 Parent company cash flow statement 181 Notes to the parent company financial statements A YEAR OF MAJOR AWARDS SUCCESS FOR JAGUAR LAND ROVER 232 WON

STRATEGIC REPORT 3 Introduction FISCAL YEAR 2018/19 AT A GLANCE RETAIL SALES INCLUDING OUR CHINA JOINT VENTURE 578,915 UNITS Fiscal 2018/19: 578,915 Fiscal 2017/18: 614,309 Fiscal 2016/17: 604,009 REVENUE £24.2BN Fiscal 2018/19: £24.2bn Fiscal 2017/18: £25.8bn Fiscal 2016/17: £24.3bn OPERATING CASH FLOW BEFORE INVESTMENT £2.5BN Fiscal 2018/19: £2.5bn Fiscal 2017/18: £3.1bn Fiscal 2016/17: £3.6bn WHOLESALES EXCLUDING OUR CHINA JOINT VENTURE 507,895 UNITS Fiscal 2018/19: 507,895 Fiscal 2017/18: 545,298 Fiscal 2016/17: 534,746 PROFIT/ (LOSS) BEFORE TAX AFTER EXCEPTIONAL CHARGES1 £(3.6)BN Fiscal 2018/19: £(3.6bn) / £(358)mn** Fiscal 2017/18: £1.5bn / £1.1bn** Fiscal 2016/17: £1.6bn / £1.4bn** TOTAL INVESTMENT SPENDING £3.8BN Fiscal 2018/19: £3.8bn Fiscal 2017/18: £4.2bn Fiscal 2016/17: £3.4bn * Please see note 3 of the financial statements on page 130 for the definitions of profit/(loss) before tax and exceptional items, operating cash flow before investment and total investment spending. Please see note 4 of the financial statements on page 132 for the detail of exceptional charges. ** Before exceptional charges.

4 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 CHAIRMAN’S STATEMENT The global automotive industry is witnessing disruptive innovations leading to the industry being in flux and facing significant challenges. Technological changes are leading to new products and business models including shared mobility, and autonomous and connected vehicles. Concerns about sustainability are leading governments across the world to push for reductions in their carbon footprints, encouraging the adoption of electric vehicles. These changes, coupled with the geopolitical trade situation, uncertainty around Brexit and slowdown in the key automotive market of China, have led to a period of uncertainty for the global automotive industry. Against this backdrop, Jaguar Land Rover is making significant investments to develop next-generation products. It has continued to expand its global manufacturing footprint and invest in skills, training, design, engineering and mobility services. Over the past year, the Company has continued to develop award-winning products that combine outstanding performance, quality and technology. The all-electric Jaguar I-PACE has been awarded 2019 World Car of the Year, 2019 World Car Design of the Year and 2019 World Green Car, being the first car ever to win three World Car titles, along with being awarded Car of the Year at the European Car of the Year Awards 2019. This is a gratifying testament to the superior next-generation car portfolio of Jaguar Land Rover. From an operational performance perspective, the last 12 months have been challenging for Jaguar Land Rover. The Company has faced headwinds from external factors including slowdown of sales in China and Europe along with the internal factors of high fixed-cost structures and high investment leading to cash outflows. These have resulted in the business reporting a revenue decline this year and an operating loss. In the face of these challenges, the business has launched comprehensive programmes to improve operational and financial performance. The two major initiatives – Project Charge, which is focused on reducing costs, and Project Accelerate, which is focused on addressing the structural challenges on product launches – have started to yield results. These are critical interventions and the Company is committed to deliver cost and cash improvements. I would like to thank Prof. Dr. Ralf Speth and the employees of Jaguar Land Rover. Over the years, they have contributed significantly to the underlying strengths of the business, and during this period of uncertainty they are once again committed to turn around the business on a path of sustainable and profitable growth. I remain confident of Jaguar Land Rover’s potential, driven by the marque brands, superior future-generation product portfolio, technical capabilities and the quality of its talent, and fully support the continuing organic growth of the business. I wish the management and the team of Jaguar Land Rover a successful turnaround and a prosperous future ahead. NATARAJAN CHANDRASEKARAN CHAIRMAN JAGUAR LAND ROVER AUTOMOTIVE PLC 31 MAY 2019

STRATEGIC REPORT 5 Introduction

6 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 CHIEF EXECUTIVE OFFICER’S STATEMENT In the decade since Ratan Tata acquired Jaguar and Land Rover, we have created an outstanding, award-winning product portfolio, designed and developed to the highest standards of engineering integrity by our talented team of pioneers. Every Jaguar and Land Rover vehicle offers a stunning combination of contemporary design, cutting-edge technologies and refined driveability. In Fiscal 2018/19, we expanded our operational footprint, both in the UK and internationally. We opened our first Industry 4.0 manufacturing plant in continental Europe, at Nitra, Slovakia. Our advanced research and engineering facilities include significant redevelopment at Gaydon and Whitley as well as additional technology hubs located in Manchester, UK, Shannon, Ireland and Budapest, Hungary. The National Automotive Innovation Centre at Warwick provides us with a critical mass of research capability in mobility technologies. Our newly opened facilities fulfil the highest BREEAM standards. Our UK manufacturing operations even achieved Carbon Neutral status one year ahead of our 2020 sustainability targets. We maximise the talents of our workforce through the Jaguar Land Rover Academy, which provides lifelong learning from recruitment to retirement. Last year, our people completed almost 1,700,000 hours of training, building the skills to seize the opportunities that future mobility presents. The automotive industry faces multiple regulatory, economic and geopolitical disruptions and technological challenges, unprecedented in nature, impacting us simultaneously. We have met the stringent new WLTP regulatory standards. Extensive public debate around tailpipe emissions, public health and air quality, coupled with pledges by cities to ban combustion engine vehicles and the introduction of additional taxation in some countries, has increased levels of customer confusion and reduced diesel’s market share. An increasingly protectionist global trade agenda and ongoing Brexit uncertainty impact our ambitions for sustainable competitive growth. We have invested intensively to prepare for the move from the internal combustion engine to autonomous, connected, electrified and shared mobility – or “ICE” to “ACES” – continuing to refine our clean efficient Ingenium propulsion systems while at the same time collaborating with high-tech global partners to spearhead advances in future automotive technologies. Our financials for Fiscal 2018/19 reflect these external challenges with lower sales. After three consecutive quarters of operating losses, we returned to profitability in the fourth quarter, achieving a high positive cash flow. Nevertheless, we had to report an overall loss for the full financial year and even write down the carrying value of capitalised assets. In anticipating all of these headwinds, we have taken proactive and decisive action through “Charge” and “Accelerate”, our turnaround and transformation programmes. We are on course to overachieve on our “Charge” targets, £2.5 billion of rapid cost and cash improvements. We took the difficult but necessary decision to reduce our global workforce. It has made Jaguar Land Rover a leaner, more resilient organisation. Through “Accelerate”, we simultaneously drive large-scale systemic and structural change with root-and-branch reviews of all of our processes and working practices. The next chapter in the story of Jaguar and Land Rover will be the most exciting – and demanding – in our history. We lead the ICE-to-ACES revolution in many areas. We were the first to launch a premium electric SUV, the Jaguar I-PACE, a vehicle that has won the most prestigious accolades in the automotive industry: European Car of the Year and an unprecedented hat-trick at the 2019 World Car Awards. Our product strategy is clear: from 2020, all of our new vehicle models will offer our customers a choice of varying degrees of electrification, from mild and plug-in hybrid to battery electric, as well as advanced electronic architectures and ACES product features. As we transform today for tomorrow, we have a defined vision to shape future mobility: “Destination Zero” – zero emissions, zero accidents and zero congestion. We harness new technologies to enable smart integrated mobility and improve lives in the communities we call home. We adopt circular economy principles throughout our product creation processes, with active reuse and recycling and the application of innovative sustainable materials. For example, our responsibly sourced interior options include eucalyptus textile. Fiscal 2018/19 has been a tough year. I would like to take the opportunity to thank all who contributed to the acclaim and recognition bestowed on our award-winning product portfolio. In a volatile world, we create experiences that people love, for life. The coming year will excite. We bring the long-awaited Land Rover Defender back into our family. We look forward with a steadfast commitment to continue delighting our customers with more of the most desirable and characterful vehicles in the world. PROF. DR. RALF D. SPETH CHIEF EXECUTIVE OFFICER JAGUAR LAND ROVER AUTOMOTIVE PLC 31 MAY 2019

STRATEGIC REPORT 7 Introduction

8 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

STRATEGIC REPORT 9 Strategy STRATEGY 10 Our blueprint for success 12 How our business model creates value 14 Operational footprint 16 Industry challenges 18 Industry opportunities 20 Transforming our business: Charge 21 Transforming our business: Accelerate

10 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 OUR BLUEPRINT FOR SUCCESS The Jaguar Land Rover Blueprint represents who we are and what we stand for – our purpose, our passions and our values. People connect with Jaguar and Land Rover, whether they are employees, customers or partners. Experiences link our two great brands, making memories for life. DESTINATION ZERO Our vision is a world of sustainable, smart mobility: Destination Zero – enhancing the quality of everyone’s life with zero emissions, zero accidents and zero congestion through relentless innovation. OUR PURPOSE OUR BUSINESS OUR PASSIONS OUR VALUES

STRATEGIC REPORT 11 Strategy EXPERIENCES PEOPLE LOVE, FOR LIFE DESTINATION ZERO QUALITY INNOVATI ON PROFITABILITY CUSTOMER FIRST INTEGRITY, RESPONSIBILITY, EXCELLENCE, UNITY, PIONEERING

12 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 HOW OUR BUSINESS MODEL CREATES VALUE Through our proven capabilities in award-winning design and innovative engineering, we create world-class products and mobility services that inspire and excite. INPUT S Raw materials Supply chain Customer insights Skills and people Investment

STRATEGIC REPORT 13 Strategy We look to maximise value for all of our stakeholders by investing in our people and our partners and striving to achieve the highest standards of quality in everything that we do. Our objective is to position Jaguar Land Rover for long-term, sustainable, profitable growth as we advance our vision of zero emissions, zero accidents and zero congestion. Innovation and Technology Mobility Design and Services Engineering Customer Strategic Service Sourcing Network Global Sales Manufacturing Network Operations Financial Logistics Services OUTPUT S Experiences people love, for life Sustainable, profitable growth Reduced environmental impact Stronger communities

14 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

OPERATIONAL FOOTPRINT

Jaguar Land Rover is a British company with global capabilities in manufacturing and engineering. Our broad reach helps us offer more models, deal with currency fluctuations and be competitive everywhere we operate.

UNITED KINGDOM


CASTLE BROMWICH
Vehicle Manufacturing
JAGUAR F-TYPE
JAGUAR XE
JAGUAR XF
JAGUAR XF SPORTBRAKE
JAGUAR XJ
HALEWOOD
Vehicle Manufacturing
RANGE ROVER EVOQUE
LAND ROVER DISCOVERY SPORT
WOLVERHAMPTON
Engine Manufacturing Centre (with EDU assembly from 2020)
HAMS HALL
Battery Assembly Centre (to be opened 2020)
WHITLEY
Global HQ
SOLIHULL
Vehicle Manufacturing
RANGE ROVER
RANGE ROVER SPORT
RANGE ROVER VELAR
JAGUAR F-PACE
GAYDON
Engineering HQ and Design

STRATEGIC REPORT 15 Strategy SLOVAKIA NITRA Vehicle Manufacturing DISCOVERY LAND ROVER CHINA CHANGSHU Vehicle Manufacturing EVOQUE RANGE ROVER DISCOVERY LAND ROVER SPORT JAGUAR E-PACE JAGUAR XEL JAGUAR XFL BRAZIL ITATIAIA Vehicle Manufacturing RANGE EVOQUE ROVER DISCOVERY LAND ROVER SPORT JAGUAR E-PACE AUS TRIA GRAZ Vehicle Manufacturing JAGUAR E-PACE JAGUAR I-PACE INDIA PUNE Vehicle Assembly EVOQUE RANGE ROVER LAND DISCOVERY ROVER SPORT JAGUAR XE JAGUAR XF JAGUAR XJ

16 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 Range Rover Velar, Troll’s Ladder, Norway INDUSTRY CHALLENGES The multiple market, geopolitical, technological and regulatory headwinds facing the automotive industry not only impact financial performance but also require us to make significant levels of investment. China The Chinese economy has been slowing, exacerbated by trade tensions between the US and China, with weaker consumer demand and the stock market down. Together, these headwinds contributed to an 8.3 per cent year-on-year decline in sales across the Chinese automotive industry. Our retail sales have also been impacted by high levels of inventory, intensified competition and low dealer profitability. In response, we launched a local turnaround programme in 2018 to rejuvenate vehicle sales in China. We have implemented a more demand-led “pull” strategy to reduce discounting pressures, improve dealer profitability and protect the premium nature of our brands. We continue to reduce inventory in-market and explore ways to improve the experiences of our Chinese customers. We have also strengthened local procurement to enhance the competitiveness of our Changshu manufacturing facility. We are confident about the long-term outlook in China and that we are taking the right actions to realise these opportunities. Trade Brexit: In Fiscal 2018/19, the EU region represented a fifth of our retail sales and was the source of a significant proportion of key components. We rely on free and frictionless trade. Any barriers, including tariffs and delays at borders, would adversely impact our business. Greater certainty is vital. Our mitigations against the risks of a Brexit no-deal outcome have included factory downtime and ensuring that buffer production stock is available. US tariffs: During Fiscal 2018/19, over 20 per cent of our vehicle sales were made in the US. The US Government is considering a 25 per cent tariff on imported vehicles. Given all Jaguar and Land Rover vehicles sold in the US are imported, such a tariff would severely impact our business performance and competitiveness in the US market. Regulatory environment Diesel uncertainty: Diesel engines have reduced CO2 emissions significantly over the past decade. New diesel engines typically have similar levels of NOx and particulate emissions to their equivalent petrol engines, while achieving up to 20 per cent better fuel economy and up to 15 per cent lower CO2 emissions. However, consumer confusion, tightening emissions regulations and increasing taxation have impacted diesel’s popularity. As a result, Jaguar Land Rover’s sales of diesel vehicles in the UK and Europe fell by 10–15 per cent in Fiscal 2018/19. Growing concerns about air pollution levels in cities around the world are expected to lead to increasing restrictions and bans, and several countries have committed to phase out the sale of vehicles with internal combustion engines altogether.

STRATEGIC REPORT 17 Strategy Negative perceptions of diesel have led consumers to favour petrol engines, contributing to increased fleet CO2 emissions. We remain on track to deliver a 45 per cent reduction in European fleet average tailpipe CO2 emissions by 2020. We have introduced robust training to support our retailer network as well as online support for our customers to help them assess which fuel type – whether that be petrol, diesel, hybrid or electric – is right for them and the journeys they make. Emissions: Changes to the European emissions tests of the Worldwide Harmonised Light Vehicle Test Procedure (WLTP) in September 2018 made non-compliant models subject to additional taxes. The changes also increased manufacturing costs and caused consumer uncertainty. Our latest EU6 Ingenium diesel and petrol engines are among the cleanest in the world. Jaguar Land Rover was one of the few car manufacturers to meet the WLTP deadline for type approval of its vehicles, reducing the operational impact of the emissions test changes. A range of our vehicles, including the new Range Rover Evoque, the Land Rover Discovery Sport and the refreshed Jaguar XE, have all achieved compliance with stringent Real Driving Emissions Step 2 (RDE2) standards NOx emissions tests well in advance of the 2020 introduction of RDE2 for all new models. Investing in continued refinements and improvements to our internal combustion engines remains key to our forward-looking strategy, particularly for future plug-in hybrid vehicles. Barriers to the widespread adoption of electric vehicles Accessibility: Despite lingering range anxiety, demand for electric vehicles (EVs) is growing. However, EVs still represent only a small proportion of total industry sales – in 2018, battery electric vehicles accounted for only 1.3 per cent of all passenger vehicle sales in Europe. Growth in consumer demand for EVs depends on the deployment of adequate charging infrastructure, including practical access to private charging points. Affordability: An EV powertrain is three to four times more expensive than a comparable combustion engine. The higher purchase price is in contrast to an EV’s lower operating costs, requiring a change in consumer perspective for the total cost of ownership. Car manufacturers cannot realise the benefits of scale in EV manufacture until EV volumes rise. The rapid development of battery and other EV technologies will result in obsolescence, higher costs and a period of sustained volatility for the car industry. Decarbonisation of energy: Fossil fuels remain the primary means of power generation in many countries. More efforts are required through domestic national energy policies to decarbonise the energy production process if 100 per cent emissions-free mobility is to be achieved. Nevertheless, we give our Jaguar I-PACE customers the certainty of zero emissions driving, working with power providers to offer 100 per cent renewable energy which optimises the carbon footprint of our EVs.

18 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 INDUSTRY OPPORTUNITIES Developments in technology are changing our world more quickly than at any time in history, nowhere more so than in the automotive sector. Autonomous, connected, electric and shared mobility (ACES) will transform not just how people travel but how they live. Our sustained investment in recent years into the development of new products and next-generation technologies means we are well placed to capitalise on the opportunities that a future world of mobility creates. New and refreshed models globally The take-up of electrified vehicles is increasing. We have introduced a portfolio of electrified products across our model range while continuing to offer a range of ultra-clean, efficient Ingenium petrol and diesel engines. We are committed to electrify every new vehicle model from 2020. The Jaguar I-PACE, winner of the coveted 2019 World Car of the Year, World Car Design of the Year and World Green Car awards, is the first premium all-electric SUV in the world. Newly refreshed models such as the Jaguar E-PACE, the Range Rover Velar, winner of 2018 World Car Design of the Year, and the new model year Range Rover and Range Rover Sport, both with plug-in hybrid derivatives, have recently attracted new customers to both of our brands. The all-new Range Rover Evoque is Land Rover’s first mild hybrid. The much-anticipated new Land Rover Defender, designed and engineered in the UK, will make its public debut later this year. Our state-of-the-art manufacturing plant in Nitra, Slovakia, opened in October 2018, applies Industry 4.0 principles to produce the Land Rover Discovery. Pilot manufacture of the new Land Rover Defender started in early 2019. The plant has an annual production capacity of 150,000 units. Steady growth is forecast for premium automotive industry sales in the US, the UK and Europe over the coming years, and challenging market conditions in China are expected to ease. This strengthening growth coupled with the launch of additional new and refreshed models means we are cautiously optimistic about our future growth. Electrifying technologies Designed and developed in-house, the revolutionary electric Jaguar I-PACE has given us advanced knowledge in electric motor design and lithium-ion battery technology. We have over 200 patents pending on this game-changing electric vehicle. From 2020, we will begin the manufacture of next-generation Electric Drive Units (EDUs) at our Engine Manufacturing Centre in Wolverhampton. These EDUs will be powered by batteries assembled at a new facility near Birmingham, UK. Together, they will power our future battery electric and plug-in hybrid vehicles.

STRATEGIC REPORT 19 Strategy Scalability and flexibility Jaguar Land Rover’s family of clean, refined and efficient Ingenium petrol and diesel engines is based around a modular, flexible and scalable all-aluminium design with common features, offering quality and cost efficiency. There is a choice of three-, four-, and six-cylinder engines and electrification in the form of mild and plug-in hybrid technology systems. In 2020, we will begin the roll-out of our next-generation modular architecture (MLA) across our product portfolio. MLA accommodates a range of propulsion systems comprising conventional engines, hybrids and full battery electric powertrains. This flexible architecture will streamline engineering and manufacturing processes and increase commonality of components across our model range, with the aim of improving quality, reducing cost and increasing operational efficiency. The manufacturing flexibility offered by MLA and Ingenium gives us the speed and responsiveness to produce what our customers want at the right time. Autonomous, connected and shared mobility We recognise that in-car experiences must keep pace with the fast-moving technology industry, offering customers products and services that are simple, intuitive and convenient. Time will become the new luxury in a world of autonomous driving. Jaguar Land Rover’s InControl services and applications, including 4G Wi-Fi hotspots and the Remote smartphone app, link seamlessly and securely with the outside world and already connect customers to their vehicles from a distance. We continue to introduce new driver assistance technologies into our vehicles and are developing more advanced self-driving technologies in response to legal frameworks permitting higher degrees of automation. Private car ownership, our core business, will continue to exist at scale, particularly in suburban and rural areas. However, increased urbanisation and localised transport policies are driving different patterns and opening up new business opportunities in cities for mobility as a service. Through InMotion, our venture capital arm, we develop transport and mobility solutions. InMotion has invested in Lyft, the successful ride-hailing Company and Voyage, deploying self-driving cars in private communities. THE OUT is InMotion’s new on-demand premium car rental service, providing London residents access to Land Rover vehicles. Collaboration is key The technological and regulatory changes in the automotive industry require significantly higher investment and other costs at a time of relatively lower returns in the early stages of adoption and customer acceptance of electrified vehicles. In this challenging environment, wider collaboration is essential to share financial and operational risks and can open up new business models and access new customers. This is why we are working with pioneering organisations such as Waymo and UK Autodrive to develop and pilot self-driving technologies. The National Automotive Innovation Centre (NAIC), located at Warwick University, offers Jaguar Land Rover a critical mass of research capability in an environment designed to encourage large-scale collaboration with academia, supply chain partners and leading technology companies.

20 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 TRANSFORMING OUR BUSINESS: CHARGE We have launched Project Charge in response to the unprecedented market, technological and regulatory challenges that are impacting our current financial performance. The objective of this programme is to identify and implement, at speed, short-term gains to improve cost, cash, revenue and profitability. Positively charged Through decisive actions, we will reduce investment spending by £1 billion, improve working capital by £500 million and make £1 billion of profit growth and cost efficiencies, all by the end of Fiscal 2019/20. Project Charge is on track to achieve its £2.5 billion target with £1.25 billion of benefits already delivered during Fiscal 2018/19. These comprise the following: A £700 million reduction in investment (of £3.8 billion versus the £4.5 billion originally anticipated) following rigorous spend reviews to identify non-core and non-product investment savings without compromise to our revenue-generating product plans; £ £400 million of working capital improvements, with inventory reduced by £800 million since September through actions including improved production and demand management enabled by advanced forecasting and analytics; and £150 million of savings in costs including labour overhead savings through our workforce reduction programme. Paving the way to a sustainable, profitable future Reducing the size of our global workforce by 6,000 people is expected to deliver over £400 million of ongoing cost efficiencies starting from Fiscal 2019/20, with further cost savings expected as Project Charge continues its review of costs, including commercial, purchasing and marketing activities. Project Charge will also maintain a focus on investment spend and working capital to identify, deliver and sustain the additional savings necessary to meet our £2.5 billion target. The cost and cash improvements achieved by Project Charge enable vital ongoing investment into next-generation ACES products and services to deliver experiences that people love, for life.

STRATEGIC REPORT 21 Strategy TRANSFORMING OUR BUSINESS: ACCELERATE Jaguar Land Rover’s rapid expansion over the past decade has added complexity to our organisation, operations and supply chain management. Our response is the Accelerate transformation programme. Shaping solutions to deliver long-term sustainable change Accelerate will make lasting systemic, structural improvements to our business, building on the short-term financial gains already being realised through Project Charge. There are three key workstreams: On-time, quality programmes > Optimised resource planning > Drive consistency and commonality > Step-up risk and change management > Mindset and process discipline > Supplier collaboration and quality standards Deliver competitive material cost > “Should Design” and “Should Cost” with benchmarking > Purchase life cycle planning and sourcing > Customer value-driven tech standards > Make versus buy Enhance sales performance > Positioning, pricing and launch approach > Customer-centric product and features offerings > Customer marketing effectiveness > Customer service and quality perception > Fix right first time – rapid diagnosis and issue resolution We are also reviewing our organisational design and business behaviours to improve role and process clarity. By evaluating and improving our core systems, our culture and the ways we work, we will create greater efficiency and drive a relentless focus on quality and competitiveness throughout Jaguar Land Rover.

22 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

STRATEGIC REPORT 23 Our products, our business OUR PRODUCTS, OUR BUSINESS 24 Jaguar: Fearless creativity 26 The award-winning Jaguar I-PACE 28 Jaguar XE: Innovative and extraordinary 30 Land Rover: Experiences that go above and beyond 32 Land Rover: An iconic brand turns 70 34 Range Rover Evoque: Sophisticated evolution 36 Special Vehicles and Classic 37 Jaguar XE SV Project 8 38 Range Rover Velar SVAutobiography Dynamic Edition 39 Jaguar F-PACE SVR 40 Expanding our manufacturing footprint 42 Our technology hubs 44 The road to Destination Zero 48 Experiences people love, for life

24 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

JAGUAR:
FEARLESS CREATIVITY

Jaguar's heritage of elegant design, innovative engineering and ground-breaking technology has excited and delighted the world for over 80 years.

Today's world-class Jaguar family comprises the award-winning XE, XF and XJ saloons, the dramatic F-TYPE sports car, the F-PACE performance crossover – the fastest-selling Jaguar ever – the E-PACE compact SUV and now I-PACE, the all-electric SUV putting Jaguar at the forefront of the electric vehicle revolution.

Industry-leading technology

Our first all-electric model, the Jaguar I-PACE, was chosen by an expert panel of 86 prominent global motoring journalists to be the 2019 World Car of the Year, World Car Design of the Year and World Green Car – an unprecedented treble. To date, the I-PACE has won more than 60 awards. Designed to take full advantage of its electrified powertrain and bespoke aluminium architecture, the I-PACE combines SUV practicality with sports car performance.

In Fiscal 2018/19, we introduced intuitive technology, the latest convenience systems and enhanced connectivity to the Jaguar XE. Smart Settings technology uses artificial intelligence to learn the preferences of individual drivers and adjusts seat, mirror, audio and climate settings automatically.


XJ
XF SPORTBRAKE
XFL
XF
XEL
XE
X
F-TYPE
F-TYPE CONVERTIBLE
TYPE

STRATEGIC REPORT 25 Our products, our business Decades of sporting heritage Since the reveal of the XK120 in 1948, sports cars have been integral to Jaguar’s heritage, with the F-TYPE being the culmination of this rich lineage. To celebrate 70 years of Jaguar sports cars, we introduced the F-TYPE Chequered Flag Limited Edition. Based on the F-TYPE R-Dynamic Coupé and Convertible, and available with powerful four- and six-cylinder engines, the Chequered Flag features a range of subtle visual enhancements to the exterior and to the driver-focused “1+1” cabin. Jaguar also commemorated 50 years of its flagship XJ luxury saloon by creating a once-in-a-lifetime drive of all eight XJ generations from the Jaguar Castle Bromwich Assembly Plant to the Paris Motor Show, where the model made its world premiere in 1968. The journey was completed by 26 global media, covered 521 miles and took in significant locations such as Jaguar Classic, Goodwood Motor Circuit and Le Mans. Design, luxury and refinement The Jaguar E-PACE is the latest model to feature Adaptive Dynamics to improve ride comfort, handling response and body control. This technology monitors vehicle movements every 2 milliseconds and calculates the required damping force every 10 milliseconds to respond instantly to the driver’s inputs and road surface changes. In Fiscal 2018/19, we revealed the new Chequered Flag editions of the XF Saloon and XF Sportbrake, with design elements including special side-vent badging, Gloss Black alloy wheels, R-Sport seats and Dark Hex aluminium instrument panelling. The 300 SPORT and Chequered Flag special editions have also been added to the World Car of the Year- and World Car Design of the Year-winning F-PACE range. I-PACE F-PACE E -PACE

26 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 THIS YEAR’S HIGHLIGHTS THE AWARDWINNING JAGUAR I-PACE Nothing else looks or drives like the I-PACE. IN FOCUS Winner of over 60 awards, including 2019 European and World Car of the Year World’s first truly premium electric SUV Ground-breaking cab-forward design, engineered from the ground up for electric architecture Lightweight aluminium body and integrated battery, delivering exceptional stiffness Leading-edge safety, connectivity and driver assistance features The Jaguar I-PACE is one of the safest and most innovative vehicles on the road today. It offers an engaging drive, everyday usability and a unique balance of agility, refinement and comfort. The model embodies the innovation that puts Jaguar Land Rover at the forefront of the electric vehicle revolution. In April 2019, the I-PACE became World Car of the Year at the New York International Auto Show, also taking the World Car Design of the Year and World Green Car titles. State-of-the-art capability and charging The Jaguar I-PACE’s 90kWh lithium-ion battery and two light, compact and efficient electric motors deliver sports car performance of 0–60mph in 4.5 seconds and a range of up to 292 miles (WLTP). It charges from 0–80 per cent in just 40 minutes using 100kW rapid charging. Extensive energy efficiency technologies including regenerative braking and battery pre-conditioning help make the most of each charge. I-PACE fleets are already in operation as taxis in Munich, where their capability is being tested around the clock. Vehicle data from every journey is logged, and this wealth of information on real-world use is helping our engineers to develop even more efficient future electrified vehicles.

STRATEGIC REPORT 27 Our products, our business The navigation system takes account of topography and driving style to plot the most energy-efficient route, while the Smart Climate feature can heat or cool just the area around each occupant to minimise energy consumption. In Fiscal 2018/19, we launched Go I-PACE, an app that helps customers to calculate potential cost savings and battery use and includes functionality for finding charging points. Sustainable from inception The I-PACE’s design has sustainability at its core. The vehicle’s lightweight aluminium body with integrated battery frame delivers the highest torsional rigidity of any Jaguar yet. As we develop our recycling capability through our REALITY research and development collaboration, we will incorporate into new vehicles increasing amounts of recycled material from existing Jaguar and Land Rover vehicles, including pre-production I-PACE prototypes. Highlights of the body design include industry-first use of aluminium forgings and Jaguar-first applications of post-form heat treatment to increase the strength of the aluminium alloys used in crash-critical areas. Leading the way with intelligent safety systems The Jaguar I-PACE has achieved the maximum five-star Euro NCAP rating and offers leading-edge safety technologies include Adaptive Cruise Control with Steering Assist, Autonomous Emergency Braking with Pedestrian and Cyclist Detection and a 360° Parking Aid. A unique Audible Vehicle Alert System also warns vulnerable road users when the vehicle is approaching – a system that was tested in conjunction with UK charity The Guide Dogs for the Blind Association. Pedestrian safety is further enhanced by a deployable bonnet system. Seamless data-driven connectivity With InControl technology, drivers can enjoy secure 4G connectivity, while the vehicle’s hundreds of intelligent sensors improve the driving experience by learning about user preferences. Software-over-the-air updates ensure that the Jaguar I-PACE continuously improves over time and provides drivers with updates to their infotainment system, telematics unit and battery charging capability.

28 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 THIS YEAR’S HIGHLIGHTS JAGUAR XE: INNOVATIVE AND EXTRAORDINARY The new Jaguar XE, launched in February 2019, is a complete package of progressive design, innovative technology and extraordinary driving dynamics. It is engineered to be the best-handling compact executive saloon. IN FOCUS Enhanced look with advanced all-LED headlights and tail-lights All-new interior featuring beautiful details and premium materials New technologies from all-electric Jaguar I-PACE, including self-learning Smart Settings and Touch Pro Duo infotainment system Segment-first ClearSight interior rear view mirror for outstanding rear visibility Lightweight aluminium-intensive body and efficient Ingenium engine technologies

STRATEGIC REPORT 29 Our products, our business Advanced aerodynamics in a contemporary design With all-LED exterior lights and a new bumper profile, the XE’s contemporary design lends it an even more assertive stance. At the same time, larger front apertures, bold graphics and muscular forms allude to the vehicle’s advanced aerodynamics. Driving performance and environmental innovation The new Jaguar XE’s lightweight aluminium-intensive body construction, with double wishbone front and integral link rear suspension, delivers agile handling, precise steering and excellent safety. Rear-wheel-drive powertrains deliver trademark Jaguar handling, feel and balance, while the advanced all-wheel drive system with Intelligent Driveline Dynamics automatically distributes torque between the front and rear axles depending on the driving style and conditions. Three clean and efficient Ingenium engines are available, including powerful 300PS and 250PS petrol engines and a 180PS 2.0-litre diesel engine that returns up to 57.6mpg. The diesel is also compliant with the stringent RDE2 standards. Designed for safety, comfort and convenience The beautifully crafted all-new interior features extensive use of soft-touch materials, premium veneers and door trims that improve usability and practicality. The Jaguar XE’s Touch Pro Duo infotainment system, shared with the I-PACE, provides instinctive control over key vehicle functions. Wireless device charging and clever Smart Settings technology also make their first appearance in the XE alongside the first-in-segment ClearSight interior rear view mirror. Unhindered by poor light or rain, the system provides a high-definition video feed to the frameless rear view mirror.

30 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 LAND ROVER: EXPERIENCES THAT GO ABOVE AND BEYOND Land Rover is the world’s favourite SUV brand. Since 1948, more than 7 million have been sold in over 100 countries. Each Defender, Discovery and Range Rover model in our line-up defines its sector and is testament to decades of innovation. Our pioneering spirit and industry-leading expertise in all-terrain technologies put Land Rover at the forefront of future mobility. Greater choice of power Advanced design and technology have made the world’s finest SUVs even more efficient. Alongside the Range Rover and Range Rover Sport plug-in hybrid electric vehicles (PHEVs) that went on sale last year, we have introduced a mild hybrid electric system (MHEV) combined with an all-new Ingenium in-line six-cylinder engine. The 48-volt hybrid system ensures efficiency, with the beautifully balanced straight-six format delivering peerless refinement. Effortless power comes from combining electric superchargers with turbochargers, with the electric power filling in the torque curve for immediate response. This new addition is at the cutting edge of powertrain technologies and shows the flexibility of our modular Ingenium family. The new powertrain debuts in the Range Rover Sport HST, in 400PS guise, with customer deliveries imminent. And from 1 May 2019, the order books opened for the Range Rover 3.0-litre in-line six-cylinder Ingenium petrol engine. Further additions to the Ingenium family will arrive later in 2019, with the addition of a three-cylinder format that will power the new Range Rover Evoque and Land Rover Discovery Sport. The new Premium Transverse Architecture (PTA) that underpins the vehicles has been DISCOVERY RANGEROVER RANGER OVER SPORT

STRATEGIC REPORT 31 Our products, our business engineered to make the most of the new compact and lightweight powertrain. The three-cylinder will also be available as a plug-in hybrid, making it one of the first three-cylinder PHEVs in the segment. Luxury and performance Building on the Range Rover Velar’s elegant modern design, the SVAutobiography Dynamic Edition heightens the luxury and comfort of the world’s most beautiful mid-size SUV. The supercharged 5.0-litre V8 petrol engine delivers 550PS, while enhanced SV brakes have outstanding stopping power. The special edition offers optimised aerodynamics and cooling and optional diamond-turned finish wheels. SVAutobiography Dynamic Edition retains the all-terrain capability, traditional refinement and comfort customers expect from a Range Rover, with an even more rewarding and engaging driving experience. Premium capability The latest updates strengthen the Land Rover Discovery’s status as the ultimate family SUV. The 3.0-litre diesel engine offers excellent performance and efficiency. New Clear Exit Detection safety technologies protect occupants and other road users, helping occupants to exit the vehicle safely when there is oncoming traffic or other hazards. Customers love the world’s most versatile compact “5+2” SUV, the Discovery Sport, for its combination of unrivalled all-terrain capability, flexibility and versatility for up to seven people with 24 possible seat configurations. The new Discovery Sport has been updated with the latest user-friendly technology and more efficient, electrified engines offering “go anywhere” enhancements. The innovative Terrain Response 2 technology ensures you can wade rivers, climb mountains and explore places other SUVs cannot reach, while the new PTA delivers greater comfort and surpasses the most stringent global safety requirements. Next-generation refinement The second-generation Range Rover Evoque, revealed in November 2018, is also based on our new PTA. Under the skin, the vehicle is a technology revolution, setting new standards in the segment for refinement, capability and sustainability. The recognisable design has evolved. A modernist exterior is combined with a luxurious technology-rich interior, with new materials crafted from eucalyptus, wool and recycled plastics. DISCOVER SPORT RANGE ROVER VELAR RANGE ROVERE VOQUE

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RIER

THIS YEAR'S HIGHLIGHTS

LAND ROVER:

AN ICONIC BRAND TURNS 70

In Fiscal 2018/19, we celebrated Land Rover's 70th anniversary, recognising the incredible people, vehicles and technologies that have contributed to the brand's ongoing success.

First debuting at the Amsterdam Motor Show in 1948, Land Rover is the story of the utility vehicle that defined the world's favourite 4x4 and pushed the boundaries of exploration. The brand connects people who have a passion for adventure with the purposeful innovation that characterises our family of vehicles.

Today's models trace their roots directly back to the original Series I Land Rover conceived by the Wilks brothers. 70 years have equipped us to deliver the finest off-road and all-terrain capability. Land Rovers have become some of the world's most iconic vehicles – carrying essential relief in emergencies and disasters and being at the heart of epic adventures.

Land Rover vehicles are designed for adventure – and few expeditions are more adventurous than the Dakar Rally. So, it was appropriate that the first car home in the inaugural Paris–Dakar Rally, back in 1979, was a Range Rover. Since inception, our vehicles have combined rugged strength, performance and go-anywhere capability, making them the first choice on countless journeys to some of the world's harshest environments.

STRATEGIC REPORT 33 Our products, our business Line in the Snow To launch the celebrations, an outline of a Land Rover Defender was imprinted 2,700m up in the French Alps. This was tribute to the moment when the engineering director of Rover, Maurice Wilks, first sketched the shape of the original Land Rover in the sand of Red Wharf Bay. This original drawing has stood the test of time, continuing to be recognised as the Defender from then until today. Celebrating Land Rover at 70 around the world Events took place around the world, showcasing the extraordinary work our vehicles perform, including: Streets of Solidarity, Red Cross, Milan: Helping the homeless by carrying supplies and acting as mobile consulting rooms, Land Rovers are used by the volunteers of Milan Red Cross to provide support to those who need it most. The Land of Land Rovers, West Bengal, India: Dating from 1957, 42 Land Rovers provide vital transportation for the people in the remote settlement of Sandakphu, highlighting the lasting capability of our vehicles. Land Rover Fest A weekend-long festival in Solihull, UK saw thousands of employees, neighbours, community partners and brand enthusiasts coming together to honour 70 years of Land Rover. Sixteen iconic Land Rovers from the past seven decades drove in procession to kick off the weekend. Among the vehicles on show was the Red Cross Land Rover Discovery, built as a disaster relief command centre, displaying the innovative technology that helps to save lives worldwide. Within the crowds was 97-year-old Fred Bostock, who was reunited with two historic vehicles he worked on: the Series I HUE 166 and the famous missing prototype 7. SEVEN DECADES OF LAND ROVER 1948 Land Rover Series I launched at the Amsterdam Motor Show 1970 Original two-door Range Rover (the Classic) goes on sale 1976 1,000,000th Land Rover built 1989 Land Rover Discovery, the third Land Rover model, goes on sale 2010 Range Rover Evoque, the world’s first luxury compact SUV, makes global debut 201 8 Global unveiling of next-generation Range Rover Evoque

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STRATEGIC REPORT 35 Our products, our business THIS YEAR’S HIGHLIGHTS RANGE ROVER EVOQUE: SOPHISTICATED EVOLUTION Designed, engineered and manufactured in Britain, the next-generation Range Rover Evoque, revealed in November 2018, sets new standards in refinement, capability and sustainability. I N F O C U S New Premium Transverse Architecture (PTA) for a smooth and quiet ride Self-learning Smart Settings and state-of-the-art Touch Pro Duo infotainment Award-winning, world-first ground view technology and high-definition rear view mirror Available with Land Rover’s first mild hybrid electric (MHEV) powertrain, which harvests energy for improved fuel economy and reduced emissions The capability to go anywhere Combining all-terrain capability with on-road composure, the new Evoque delivers improved performance, safety and stability. The Evoque is based on our new mixed-metal PTA platform, which offers front- and all-wheel-drive setups and also handles petrol, diesel, MHEV and PHEV powertrains. Smoother driving The new Range Rover Evoque was created from the outset around electrification. Its smooth and efficient four-cylinder Ingenium diesel and petrol engines feature 48-volt mild hybrid systems, with an even more efficient three-cylinder Ingenium petrol plug-in hybrid joining the range later this year. Road adaptability Intelligent sensors on the new Evoque continuously monitor road conditions, adjusting dampers to give a composed ride regardless of terrain or surface, while Driveline Disconnect disengages drive to the rear wheels when cruising to reduce frictional losses and improve fuel economy. Ground-breaking mirror technology In a world first, cameras in the front grille and door mirrors project to the central touchscreen, giving a virtual 180-degree view in front of and underneath the vehicle. The ClearSight Ground View helps navigate difficult urban or rough terrain, while the new smart interior rear view mirror can also transform into a high-definition screen, offering better visibility. Connected everywhere The first Range Rover with Smart Settings artificial intelligence, the vehicle remembers and predicts the driver’s preferred temperature, media settings and commonly dialled numbers according to the time or day of the week. The vehicle also has native integration with Apple CarPlay and Android Auto. Sustainable luxury The way we make our vehicles and the materials that go into them is of vital importance to everyone at Jaguar Land Rover. The use of recycled and natural materials in the new Evoque along with the addition of hybrid powertrains not only enhances its appeal but also underpins our approach to sustainable luxury. Jaguar Land Rover is Carbon Neutral certified for our UK manufacturing, and we have put sustainability at the heart of the new Evoque. The Evoque is built with up to 33kg of natural recycled material from post-consumer or post-industrial sources, such as a durable wool blend by Danish experts Kvadrat, and Dinamica® suedecloth, created from recycled plastic. Finishes also include our first plant-based textile, Eucalyptus Melange, which is sustainably sourced and less water-intensive than similar natural fibres. In addition, the Evoque features our first technical performance material, UltrafabricsTM polyurethane, which is 50 per cent lighter than leather and has anti-microbial and -odour properties.

36 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 THIS YEAR’S HIGHLIGHTS SPECIAL VEHICLES AND CLASSIC The passionate people at Special Vehicles (SV) produce halo vehicles that magnify the core attributes of our strongest-ever brand portfolio. Based at SV Technical Centre in Warwickshire, UK, a team of 500 work across 40 engineering bays to deliver stunning, tailor-made and bespoke-designed vehicles, including limited-run collectors’ editions. The Jaguar Land Rover Classic team is dedicated to preserving and restoring our motoring heritage. Historic car specialists offer vehicles, services, genuine parts and knowledge to customers worldwide, as well as the best possible restoration facilities located at Classic Works, a 14,000m2 hub including space for 480 vehicles at any one time. We also draw on our history to create stunning vehicles, including Reborn restorations, the ground-breaking electrified Jaguar E-type Zero concept, all-new Continuation Jaguar D-types and the Land Rover Defender Works V8 70th Edition.

STRATEGIC REPORT 37 Our products, our business JAGUAR XE SV PROJECT 8 Our tradition of pushing the boundaries of design, engineering and craftsmanship continues with the new Jaguar XE SV Project 8. The 600PS supercharged V8-powered saloon is the most powerful road-legal Jaguar ever made and holds fastest production saloon records at circuits worldwide, including the Nürburgring Nordschleife, Laguna Seca, Portimão and Dubai Autodrome. The Project 8 is the second Collectors’ Edition, produced in a maximum run of 300.

38 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

THIS YEAR'S HIGHLIGHTS

RANGE ROVER VELAR SVAUTOBIOGRAPHY DYNAMIC EDITION

The Velar SVA Dynamic Edition is the newest addition to the SV line-up. Building upon the world's most beautiful mid-size SUV, this vehicle gains more performance, luxury and exclusivity.

With a 550PS 5.0-litre V8 supercharged engine, the vehicle is capable of accelerating from 0–100km/h in 4.4 seconds (0–60mph in 4.2 seconds) and reaching 274km/h (170mph), without compromising on traditional Range Rover refinement and comfort.

The vehicle has a range of design enhancements, optimised aerodynamics and improved cooling performance. Uprated brakes and suspension sit alongside bespoke calibrations for everything including the transmission, steering, powertrain and safety settings.


RANGE ROVER
HSW 312

STRATEGIC REPORT
Our products, our business
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403 EAS

THIS YEAR'S HIGHLIGHTS

JAGUAR F-PACE SVR

The Jaguar F-PACE has been critically acclaimed across the world and our performance SUV has more than 70 international awards to its name.

The F-PACE SVR joined the F-PACE line-up for the 2019 model year, featuring a 550PS, 680Nm 5.0-litre V8 supercharged petrol engine and capable of 0–100km/h in 4.3 seconds (0–60mph in 4.1 seconds), with a top speed of 283km/h (176mph).

The F-PACE SVR features bespoke suspension, aerodynamic enhancements and new lightweight 21- and 22-inch alloy wheels to accommodate uprated brakes.

A Variable Valve Active Exhaust system ensures the supercharged V8 engine delivers a soundtrack to match its performance.

Inside, the Jaguar F-PACE SVR offers slimline sports seats featuring the SVR logo, while the Sport Shift Selector underlines the SUV's sports car-influenced character.

GLOBAL EXPANSION 2011 Started contract manufacturing in India 2014 Opened Chinese joint venture 2016 Opened plant in Brazil 2017 Started contract manufacturing in Austria 2018 Opened plant in Slovakia EXPANDING OUR MANUFACTURING FOOTPRINT While the heart and soul of our business is in the UK, a balanced global footprint enables us to remain competitive. THIS YEAR’S HIGHLIGHTS 40 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Shop floor visualisation tools and smart-screens enable immediate problem-solving. We are also piloting the use of blockchain, a technology that has the potential to securely link every part of our supply chain to a new digital network. Our 300,000m2 Nitra operation is the first in Europe to use the Kuka Pulse carrier system, which is 30 per cent faster than conventional conveyance systems. To ensure sustainable and efficient operations, the plant has been designed to achieve BREEAM Excellent accreditation and includes water-saving devices and LED lighting. International manufacturing brings Jaguar Land Rover closer to our customers: we can tailor our vehicles according to regional requirements. For example, we designed the Jaguar XEL and XFL specifically with our Chinese customers in mind. The opening of our factory in Slovakia is a key milestone in our globalisation programme. Our Nitra facility, the culmination of four years of planning, opened in October 2018. Lean, efficient and sustainable manufacturing This state-of-the-art plant applies Industry 4.0 principles with the introduction of smart, connected manufacturing technologies to improve process efficiency and delivery throughout. STRATEGIC REPORT 41 Our products, our business

OUR TECHNOLOGY HUBS Driving technological innovation is at the heart of everything we do. Jaguar Land Rover’s engineering headquarters at Gaydon collaborates with our technology hubs around the world, harnessing the specialist skills in each centre of excellence. OUR GLOBAL ENGINEERING HQ GAYDON, UK The location of our design and engineering centre, Gaydon’s facilities include extreme hot and cold climate testing, on- and off-road test tracks, a large anechoic chamber and our Virtual Innovation Centre. Since 2017, the site has undergone significant expansion and redevelopment to create an industry-leading innovation hub for future vehicle technologies. We are centralising our global design, engineering and purchasing activities at Gaydon to ensure closer functional collaboration and introduce increased efficiencies across all of our product development programmes. The modern campus will officially reopen later this year. 1 2 3 4 1 Shannon, Ireland: Software engineering 2 Manchester: Software engineering 3 National Automotive Innovation Centre (NAIC): Warwick Manufacturing Group (WMG) 4 InMotion, London: Innovation 5 Portland, Oregon: Software engineering 6 Budapest, Hungary: Vehicle engineering 7 Shanghai, China: Localisation JAGUAR LAND ROVER TECH HUBS GAYDON Engineering HQ THIS YEAR’S HIGHLIGHTS 42 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

OUR HUBS SHANNON, IRELAND SOFTWARE ENGINEERING Our Shannon hub creates the technologies to support electrification and self-driving features. The facility contains a 3,000m2 engineering workshop featuring 25 individual vehicle development bays. MANCHESTER, UK SOFTWARE ENGINEERING Opened in 2018, our centre in Manchester develops Jaguar Land Rover’s mobility service technologies. WARWICK, UK NATIONAL AUTOMOTIVE INNOVATION CENTRE (NAIC) Opened in Fiscal 2018/19, the NAIC is a state-of-the-art collaboration hub designed to accelerate development of future automotive technologies. The building, named after the late Professor Lord Bhattacharyya, is home to our advanced engineering research function. Our experts work alongside academics, suppliers and leading technology companies to collaborate on future mobility projects. Jaguar Land Rover’s advanced design division is also located at NAIC, using industry-leading digital systems to enable faster design development and ideas sharing. LONDON, UK INMOTION VENTURES InMotion, Jaguar Land Rover’s venture capital arm, works with a growing portfolio of start-ups in the urban mobility, travel and outdoor sectors. Studio 107 is InMotion’s incubator, developing own-brand mobility services. PORTLA N D , USA SOFTWARE ENGINEERING Our Portland facility leads research into new open software technology to enhance our connected car offering. BUDAPEST, HUNGARY VEHICLE ENGINEERING In 2019, we will open a new technical engineering office in Budapest to support vehicle testing at our Nitra manufacturing facility and the management of our European supply chain. SHANGHAI, CHINA LOCALISATION Our highly qualified Chinese engineering team provides deep insight into the local automotive market. Helping to deliver Jaguar Land Rover’s autonomous, connected, electrified and shared mobility (ACES) strategy, it continuously identifies pioneering ways to adapt consumer digital trends for use in our vehicles. 5 6 7 STRATEGIC REPORT 43 Our products, our business

THE ROAD TO DESTINATION ZERO Our ambition is to make our societies safer and healthier, and our environment cleaner. We call our vision for tomorrow’s mobility Destination Zero. Zero emissions: In 2018, battery electric vehicles accounted for only 1.3 per cent of all passenger vehicle sales in Europe. It is government incentives and policies and advances in electrification technologies that will drive consumer take-up of zero emissions vehicles. However, 100 per cent emissions-free mobility requires the decarbonisation of the entire energy production process. Modern clean, efficient combustion engines have significantly reduced emissions and will continue to play a role as we transition to a future world of electric mobility. Zero accidents: Every year globally 1.3 million people die in car accidents, equivalent to eight jumbo jet crashes per day. Autonomous technologies can prevent these deaths. Zero congestion: Transport infrastructure across many countries is reaching its limits. Take central London, where the average speed of traffic is 7.4mph. Intelligent, networked transport systems offer the solution, with a future generation of system-level innovation. Our self-driving future We have built a reputation for world firsts and breakthrough innovations throughout the long histories of our two iconic brands. This gives us a competitive advantage in understanding the needs and requirements for autonomous vehicles. Jaguar, the creator of the world’s first disc brake in 1953, is an industry leader in aluminium lightweighting and closed-loop recycling. Land Rover is streets ahead of the competition, with 70 years of off-roading experience supported by extensive know-how and patented technologies, such as Dynamic Stability Control and the industry-leading Terrain Response. 44 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Through our long-term strategic partnership with Waymo, we exchange learning and expertise about autonomy and are integrating Waymo self-driving technology into Jaguar I-PACE vehicles. Currently being tested in San Francisco, CA, an initial 20,000 I-PACEs will join Waymo’s driverless fleet and serve a potential 1 million trips daily. Environmental advances in materials science In the world envisaged by Destination Zero, future vehicles will be constructed with sustainable self-repairing new materials, stronger and lighter than ever before. At Jaguar Land Rover, we take a “whole systems thinking” approach in the design, sourcing, manufacturing and recycling of our vehicles, balancing aesthetics with ethics to deliver the industry-leading benchmark for future sustainable materials. We use natural fibres and premium recycled materials to reduce the environmental impact of our processes. The new Range Rover Evoque interior features eucalyptus textile made from 30 per cent natural wool fibres alongside polyurethane fabric, providing a durable yet lightweight sustainable material. Through the UK Autodrive collaboration, we are trialling next-stage self-driving technologies, both on the test track and on complex, busy routes in UK cities. Prototype self-driving Range Rovers can already communicate with traffic lights, handle vehicle hazards and park themselves while protecting pedestrians and other road users. Working in partnership with cognitive psychologists, we have researched and tested “virtual eye pods” that indicate to pedestrians that their presence has been detected and beam intent information onto the road, to evidence turning, slowing or accelerating. This research looks into the trust in autonomy for our self-driving future. We are testing the Green Light Optimal Speed Advisory (GLOSA) system, a new vehicle-to-everything (V2X) technology designed to communicate with traffic lights to find the optimum driving speed that minimises the need for vehicles to stop at junctions. Reducing harsh acceleration and sudden braking brings positive environmental benefits, improving air quality. STRATEGIC REPORT 45 Our products, our business

Creating a tranquil sanctuary inside our vehicles Smart and connected technologies within our vehicle cabins can improve our customers’ wellbeing. We offer configurable ambient interior lighting and Driver Condition Monitors, providing early warnings for drivers to take a break. We are exploring a range of wellbeing features, including the use of ultraviolet (UV-C) light technology to help stop the spread of bacteria and harmful viruses, a prerequisite for a world in which customers will increasingly use shared modes of transport. Over 70 per cent of travellers suffer from motion sickness. Jaguar Land Rover engineers are creating technologies that can react and adapt for optimal passenger wellness, particularly relevant to travelling in a self-driving vehicle. An algorithm-generated “wellness score” calculates susceptibility to motion sickness, enabling the system to recommend how the vehicle should be driven, as well as adjusting settings within the cabin, reducing car sickness by up to 60 per cent. We have already collected 15,000 miles of motion sickness data, which has helped us develop a baseline of requirements for self-driving vehicles. Understanding our customers’ needs Our goal is to meet the ever-changing demands of our customers. Increasingly, connected technologies generate data that can be mined for the benefit of our customers, whether advising to reroute through traffic or detecting potholes. We take the safety of personal data seriously. We carry out extensive research to understand the needs, routines and habits of all of our customers. Our intelligent Go I-PACE app uses artificial intelligence to help customers understand how the electric Jaguar I-PACE would fit into their lifestyle. The Midlands: The new valley of mobility We are a key stakeholder in the UK Faraday Challenge, established to make the UK a centre of excellence for the research, development and scale-up of future battery technologies. The new Battery Industrialisation Centre, to be located close to our headquarters in Coventry, will lead the scale-up activities, providing the opportunity to trial advanced battery manufacturing processes. 46 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

The West Midlands will be the UK’s first multi-city testbed for 5G high-speed connectivity, vastly improving access to information. The National Automotive Innovation Centre (NAIC) is creating a collaborative environment for innovative research. We are also testing predictive algorithms for the future of autonomy in the new Smart City Mobility Centre, located at Warwick University. InMotion Ventures: Targeting new forms of mobility Jaguar Land Rover is passionate about smart mobility beyond our own business, which is why we are developing and supporting new ideas and services in the broader urban mobility sector. Our venture capital arm, InMotion Ventures, backs start-ups that have the potential to change the way we travel. InMotion invests in urban mobility and travel and in Fiscal 2018/19 expanded its reach to include start-ups offering active outdoor experiences. We have seen exceptional developments and breakthroughs in these sectors. Studio 107, InMotion’s incubator, came online in 2018. Its aim is to help Jaguar Land Rover develop own-brand mobility services that let the Company quickly trial, test and launch new products that meet evolving consumer demands. Its offerings include Carpe, an unlimited, all-inclusive car subscription model aimed at high-mileage drivers, and THE OUT, an on-demand premium car rental service. STRATEGIC REPORT 47 Our products, our business

EXPERIENCES PEOPLE LOVE, FOR LIFE We put our customers first. Our commitment to excellence sits at the heart of everything we do to deliver outstanding vehicles and services. Listening to customers at every opportunity At Jaguar Land Rover, customer involvement begins at the earliest stages of vehicle conception: Our customer insights team collects and analyses feedback from our customers, which our designers, engineers and product managers use to inform decisions and improvements. New high-level insights are shared Company-wide on a weekly basis. We talk with our customers through Customer Advisory Boards and private online communities. We gather customer service insights from our retailers in 143 markets. We also visit customers at home and at work to learn about who they are, how they live and the role their vehicles play in their lives. Thanks to the creativity of our customers, we often co-create ideas with them. Examples include: Larger and smarter stowage, including door bins, hidden compartments and compartmentalised console storage; Accessories for dog owners; Larger screens; and Retention of switches, buttons and dials for customers who want physical controls. A premium retail experience Our ARCH retail corporate identity is designed to excite our customers and create memorable experiences of our businesses and brands. Encompassing the entire retail space, ARCH: Offers crisp, modern, beautifully presented design language that enhances Jaguar and Land Rover; Builds brand awareness and recognition; 48 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Is scalable enough to support small facilities through to statement sites; and Uses an internal layout that supports sales, aftersales and service processes. Focus on quality Jaguar Land Rover is committed to delivering superior vehicles and services. Product quality and customer service transformation are key components of our Accelerate transformation programme, designed to deliver long-term operating efficiencies and enhance customer satisfaction. Working with teams across the Company, we have developed a new vision and purpose for quality at Jaguar Land Rover. The vision identifies strategic imperatives for achieving the highest quality throughout the product life cycle and for maximising satisfaction and loyalty at every single customer touchpoint. We have made significant investments into issue detection and the speed of resolution, including: Warranty transformation: using predictive analytics technology to detect customer issues faster; APPLYING CUSTOMER FIRST INSIDE OUR BUSINESS Our employees are our customers too, so we have adopted our Customer First Principles as business behaviours throughout Jaguar Land Rover. These principles are the following: Transparent Personalised Make me feel special Easy to do business with Dependable Complex issues analysis: opening a new Diagnosis Centre within MIRA; Escalation of priority issues: gaining insights from “Voice of Market” reports issued by our Customer Service department; and Faster resolution: establishing engineering support presence in key markets. These measures have enabled Jaguar Land Rover to meet Real Driving Emissions (RDE2) standards ahead of time for several of our vehicles. STRATEGIC REPORT 49 Our products, our business

50 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

RESPONSIBLE BUSINESS 52 Acting with responsibility 54 Creating value beyond our boundaries 56 Developing technology for good 58 Advancing environmental innovation 60 Embracing the circular economy 62 Enhancing education, skills and wellbeing STRATEGIC REPORT 51 Our products, our business

52 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

ACTING WITH RESPONSIBILITY

Our customers care about the world around them. As do we. Our company and our portfolio of vehicles have never been more sustainable. From our impact on the environment and use of the world's precious resources, to the way we engage with communities and individuals across the globe, responsibility is at the core of who we are and what we do.

It is this commitment that drives our continuous investment into our people and our wider communities.

We know the value of the resources within our cars and our operations. It is our goal to make sure we use those resources to help build a better society, a cleaner environment and to drive sustainable, profitable growth. It is a belief we share entirely with the Tata Group.

PROGRESS TOWARDS OUR 2020 GOALS			
INCREASINGLY SUSTAINABLE CHOICES FOR OUR CUSTOMERS	Ensure our vehicles are among the leaders for tailpipe CO_2 emissions	Completed	All-electric Jaguar I-PACE launched with zero tailpipe CO_2 emissions
	Reduce European fleet average tailpipe CO_2 emissions by 45% vs 2007 levels	On track	On track
	Introduce electrified powertrains	On track	From 2020 all our vehicles will have the option of electrification, including full battery electric, plug-in hybrid and mild hybrid variants
REDUCED ENVIRONMENTAL FOOTPRINT ACROSS OUR BUSINESS	Carbon Neutral manufacturing operations	Completed	Gained Carbon Neutral certification at our UK manufacturing and product development sites
	Zero waste across our operations	Completed	Achieved zero waste direct to landfill from our UK manufacturing sites
	30% reduction in key environmental impacts over vehicle life cycles vs 2007	On track	Delivered a 29% reduction in the global warming potential of our global vehicle fleet over the product plan life cycle vs 2007 Reduced water use by 23% per vehicle built in the UK vs 2007 levels
	Key sustainable sourcing criteria applied to all purchasing decisions	On track	All tier one suppliers are expected to be compliant with the ISO 14001 environmental management standard, or equivalent
A WIDER CONTRIBUTION TO SOCIETY	Create jobs, train our workforce and offer learning to our communities through the Jaguar Land Rover Academy	On track	Jaguar Land Rover remains the UK's biggest car manufacturer, employing just over 40,000 people globally (at 31 March 2019) The Jaguar Land Rover Academy delivered 1,689,147 hours of training for employees in Fiscal 2018/19. 15% of our workforce are actively working towards a formal academic or professional qualification
	Deploy our engineering expertise to solve societal problems through technology, recycling, waste management and emissions reduction programmes	On track	This year our employees committed over 75,000 hours through our volunteering programme, supporting a diverse range of charity and community partners

Key: On track, Completed

VALUE BEYOND OUR BOUNDARIES CREATING VALUE BEYOND OUR BOUNDARIES Supporting our neighbours and local communities, contributing to the economies around us and ensuring a transparent, resilient supply chain TECHNOLOGY FOR GOOD DEVELOPING TECHNOLOGY FOR GOOD Tackling key challenges facing society and changing the future through technology ADVANCING ENVIRONMENTAL INNOVATION ADVANCING ENVIRONMENTAL INNOVATION Reducing the environmental impact of our business across the product life cycle CIRCULAR ECONOMY EMBRACING THE CIRCULAR ECONOMY Efficient resource consumption, to do more with less by closing the loop on precious materials, recycling and reusing our waste and materials wherever we can EDUCATION, SKILLS, WELLBEING ENHANCING EDUCATION, SKILLS AND WELLBEING Our future depends on our people, which means attracting and retaining the best, developing talent and skills, and supporting inclusion and diversity DESTINATION ZERO – OUR RESPONSIBLE FUTURE Our responsible business imperatives drive us towards Destination Zero: STRATEGIC REPORT 53 Responsible business

CREATING VALUE BEYOND OUR BOUNDARIES Volunteering our time This year our employees committed over 75,000 hours through our volunteering programme, supporting a diverse range of charity and community partners. In Fiscal 2018/19, 22 per cent of Jaguar Land Rover employees donated their time and skills to a range of local community organisations. In total, they donated 75,318 hours. This year, Jaguar Land Rover supported over 2.2 million people through our projects, volunteering hours and gifts in kind totalling over £7.4 million. Helping grow healthy food for the community Jaguar Land Rover Solihull has partnered with Gro-Organic, an award-winning social enterprise, to create an allotment producing food for the local community. Now in its second year, the project brought together 30 of our volunteers, who contributed 270 hours of work to clean and prepare the land. Company-branded moss boards are removing carbon monoxide from the atmosphere, and young people receive valuable employability and life skills training. The project has already provided 20 boxes of fresh food to the local community and will continue to contribute through food banks, schools and churches. TEC HNOLOGY FOR GOOD VALUE B EYOND OUR BOUNDARIES EDUCATION, SKILLS, WELLBEING ADVAN CING ENVIRONMENTAL INNOVATION Our global social impact programme delivers environmental and social benefits, from far-reaching education programmes to supporting disaster resilience. Jaguar Land Rover China Children – Youth Dream Fund Since 2014, the Jaguar Land Rover China Children and Youth Dream Fund has helped hundreds of thousands of young people to realise their potential. Launched in partnership with the China Soong Ching Ling Foundation, the Dream Fund is designed to build brighter futures, especially for underprivileged children. In 2018, we launched the programme’s second phase, which focuses on creative education, social care and China–UK cultural exchanges, extending the project’s reach to more than 500,000 young people. 54 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

one suppliers are expected to be ISO 14001 certified, or equivalent. We uphold the highest environmental and social standards as identified in our Supplier Sustainability Guide and make this clear to all of our tier one suppliers in our guidelines. Like other automobile manufacturers, our supply chain is highly complex. We will build on the knowledge we have developed through the 75 per cent of our component suppliers who submit their sustainability performance measures to the Achilles data management system. Helping improve the natural environment in Brazil In Brazil at the commencement of manufacturing operations Jaguar Land Rover planted an area of trees covering 1 hectare on its land, as part of efforts to recreate the natural Atlantic forest of the area. We are now embarking on planting another hectare of trees on land we own. Collectively this will cover an area the size of approximately three football pitches. Jaguar Land Rover is embedded in the state refuge of the middle Paraíba do Sul River working group, supporting the protection of endangered species, maintenance of water resources, ecological restoration and management of land use and educating local inhabitants of its importance. Delivering shared value in Nitra During Fiscal 2018/19, Jaguar Land Rover employees donated almost 500 volunteering hours to complete a series of social impact projects in Nitra, Slovakia, the home of our newest manufacturing facility. Working with the city council, they helped renovate public spaces and buildings. This included creating Nitra’s first-ever therapeutic sensory room, where children with visual impairments and other disabilities can play, relax and enhance their wellbeing. We have also delivered education programmes, including our Jaguar Primary Schools Challenge and Land Rover 4x4 in Schools Technology Challenge, to inspire the next generation of engineers. We have also created an endowment fund that will ensure our long-term support for local projects to benefit the city and its people. Responsible business verification This year we received a Silver score from EcoVadis for our sustainability performance, including the impact of our supply chain. The business sustainability ranking measures environmental, social and governance activities, supporting our overall third-party verification plans. Working with our suppliers Close collaboration with our suppliers is vital to the success of Jaguar Land Rover. We maintain a sustainable, resilient supply chain wherever we operate, and all tier STRATEGIC REPORT 55 Responsible business

DEVELOPING TECHNOLOGY FOR GOOD Both Jaguar and Land Rover have long histories of innovation. At the heart of the Jaguar Land Rover business is Destination Zero, our vision for a future world of zero emissions, zero accidents and zero congestion. We are channelling our talent, ideas and innovation to use technology to drive improvements and tackle some of the key challenges facing society – from pollution and climate change to the revolution in mobility. Supporting Red Cross disaster relief projects Land Rover’s global strategic partnership with the International Federation of Red Cross and Red Crescent Societies (IFRC) is one of the world’s longest-standing humanitarian partnerships. We have supported the organisation for more than 60 years, through disasters and in some of the world’s harshest and most remote locations. Our rich history of capability has proved to be the perfect match for the IFRC’s needs. The proven all-terrain technologies inherent to Land Rover vehicles help the organisation to carry out its vital work in some of the world’s toughest conditions. Recently joining the support line-up is our unique Land Rover Discovery, designed as a mobile command centre and added to the Austrian Red TECHN OLOGY FOR GOOD CIRCULAR ECONOMY VALU E BEYOND OUR BOUNDARIES EDUCATION, SKILLS, WELLBEING ADVANCING ENVIRONMENTAL INNOVATION 56 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Cross emergency response fleet in 2018. The Discovery is equipped with state-of-the-art communications equipment and an advanced drone with thermal imaging camera. It can reach remote disaster zones in all conditions, immediately improve response times and support emergency coordination. Our worldwide partnership with the Red Cross has funded 20 humanitarian projects in 25 countries since 2013, reaching over 1.1 million people. Designing for disability One sixth of the global population is registered with a disability, while medical advances and extended lifespans mean many global populations are ageing. Our vehicles already include features that can dramatically improve usability for people with limited mobility. Taking that further, our engineers have developed a door that opens automatically when the driver approaches. The prototype is being tested on the Range Rover Sport and uses motion sensors and existing keyless entry to detect the driver and open automatically as they approach. On-board radar sensors stop the door swinging into objects. Once inside, the driver can close the door using a button, without needing to lean back out to reach the handle, or control doors from the infotainment system. The door, which can also be programmed to close and lock as the driver leaves, will benefit many disabled people as well as those with children or carrying heavy loads. STRATEGIC REPORT 57 Responsible business

ADVANCING ENVIRONMENTAL INNOVATION Our future relies on finding ways to be more environmentally efficient. We continue to systematically reduce our impact by assessing our footprint across the whole life cycle and value chain of our products. Globally, we have already doubled production while halving emissions from our manufacturing sites. This focus on improvement has delivered significant milestones, most recently our Carbon Neutral status in the UK. To future-proof our business, we are using science and data to define our sustainability goals beyond 2020, aiming to deliver more targeted improvements in our environmental performance by 2025 and beyond. We report our progress transparently, informed by leading sustainability framework the GRI (Global Reporting Index) Core standard. Decarbonising our operations and portfolio Working with carbon experts the Carbon Trust, we have verified our UK manufacturing and product development sites as Carbon Neutral from April 2017 to March 2018. We have reduced our global operating CO2 emissions per vehicle by 50.7* per cent versus 2007. We continue to purchase 100 per cent renewable, zero carbon electricity at our UK sites**, as well as our manufacturing plant in Slovakia. Solar panels at our UK engine and product development plants and our Changshu, China plant provide over 11MWh electricitygenerating capacity annually. In addition, our Itatiaia plant in Brazil benefits from purchased electricity generated from renewable sources, primarily hydro power. Reducing vehicle emissions Through the introduction of more electrified products and the relentless innovation of our Ingenium petrol and diesel powertrains, we continually seek to reduce tailpipe CO2 emissions. We are on track to deliver a 45 per cent reduction in European fleet average tailpipe CO2 emissions by 2020 versus 2007. Between 2007 and 2017 we reduced our European fleet average tailpipe CO2 emissions by 36.1 per cent. All Jaguar and Land Rover models comply with the standards required by the Real Driving Emissions (RDE) testing procedure, and some new models, such as the latest Range Rover Evoque in its D150 manual front-wheel drive trim, already meet the stringent RDE2 specification. From January 2020, RDE2 will require vehicles to emit 80mg/km NOx or less. The Evoque is the first luxury compact SUV to achieve this standard. TECHNO LOGY FOR GOOD VAL UE BEYOND OUR BOUNDARIES ADVANCING ENVIRONMENTAL INNOVATION * Due to volume increase, cleaning of the grid mix and efficiency improvements in UK, Austria, China joint venture and Brazil plants. ** Excluding our small, leased office facilities. 58 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

STRATEGIC REPORT
Responsible business
59



Since 2010, low-friction engine designs have helped cut real-world NOx emissions by 90 per cent, reducing emissions during warm-up, while the exhaust injects AdBlue fluid into exhaust gases, converting them into harmless nitrogen and water. Combined with efficient Diesel Particulate Filters that trap 99.9 per cent of soot, our current Ingenium engines comply with the strict Euro 6d-Final standard.

The introduction of mild hybrid electric vehicle technology further reduces emissions by capturing energy during deceleration. We have also added smart Active Vanes to the Range Rover Evoque, which help the engine reach operating temperature sooner and when cooling is not required, such as in steady-state cruise, to reduce drag by up to 14 per cent. Active Vanes will soon be rolled out to other Jaguar and Land Rover products.

Increasing water efficiency

We know the importance of water security to our business, suppliers and communities – we all rely on good-quality fresh water. We are reducing our total potable water withdrawal by focusing on how much water comes into our operations and using it more efficiently.

For each car we build in the UK, we have already delivered a 23 per cent reduction in operating water use, to 2.79m^3 per car, versus our 2007 baseline.

CO_2 emissions for UK operations (tonnes)


380,362
364,325
337,370
268,909
FISCAL 2015/16
FISCAL 2016/17
FISCAL 2017/18
FISCAL 2018/19

Data is based on our operations in Solihull, Halewood, Castle Bromwich, Gaydon, Whitley and our Engine Manufacturing Centre.

Data is based on the UK grid conversion factor.

Operational CO_2 performance includes purchased gas and electricity.

CO_2 emissions for overseas manufacturing (tonnes)

Overall our absolute CO_2 emissions have reduced versus last year, despite the addition of data from our Changshu and Graz facilities. Operational CO_2 emissions have decreased over the plan period primarily due to improvements in external grid factors and reduced volumes.


N/A
75,692
83,897
80,658*
FISCAL 2015/16
FISCAL 2016/17
FISCAL 2017/18
FISCAL 2018/19

Data is based on our operations in China, Brazil and Austria.

Operational CO_2 performance includes purchased gas, electricity and steam**.

* Austria data included from this year.

** Steam only in China.

60 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

STRATEGIC REPORT 61 Responsible business EMBRACING THE CIRCULAR ECONOMY As early adopters of circular economy principles, Jaguar Land Rover has long recognised that “take, make, waste” processes threaten the availability of natural resources and materials upon which we all depend. Aluminium is a key component of our manufacturing process and vehicle design. Our latest project, REALITY, builds on long-standing work such as 2016’s REALCAR initiative and finds pioneering ways to recover aluminium from end-of-life vehicles to build next-generation models. The process, developed in conjunction with Innovate UK, is currently being tested on Jaguar I-PACE prototypes. Bringing circularity into the vehicle life cycle, we are recovering and reforming aluminium from used vehicles and giving it a second life in new models. We are a sector leader in the application of aluminium closed-loop production. Working with our suppliers, we reuse up to 75 per cent recycled content in our aluminium alloy grades, from the scrap generated from body pressings. Between September 2013 and March 2019, 316,000 tonnes of closed-loop scrap were reprocessed into lightweight aluminium-intensive architectures. This year alone, 74,215 tonnes were reprocessed, and we continue to use this approach across all applicable car lines. Moving towards zero waste We do not send any waste direct to landfill from our UK manufacturing and product development sites. This year we have reviewed our global packaging requirements, to clarify the opportunity for waste reduction in each region. Tackling the issue of single-use plastic Plastics pose one of the biggest challenges, but also opportunities, for the wider adoption of circular economy thinking. To date, we have removed 14 million single-use items from across the business, including disposable cups and vehicle part packaging. We have replaced customer magazine plastic bags with biodegradable polylopes. CUTTING LOOSE FROM SINGLE-USE PLASTIC Traditionally, suppliers would send us parts covered in a protective layer of plastic. Our business paid to dispose of it. Employees at Solihull created a process to tackle excessive single-use plastics that has improved the site’s environmental credentials, saved money, improved health and safety and increased morale on the line. We have prevented more than 1,100,000m2 of plastic going to waste. Where the team has removed excessive plastic from the workplace, they have created a better alternative. Working closely with suppliers, they have developed bespoke packaging, which is not only easier to recycle but also makes unpacking on the front line less time-consuming. Sustainable materials in our vehicles Life cycle assessment helps us compare performance characteristics of a range of raw materials and understand the full environmental impact of our vehicles. We have developed a range of high-tech, high-performing materials for our interiors, including a durable wool blend by Danish experts Kvadrat and Dinamica® suedecloth created from recycled plastic bottles. Crates to Classrooms The brainchild of Jaguar Land Rover employees at our Pune facility, Crates to Classrooms has donated more than 700 desks to seven schools local to the plant. Now in its fourth year, the team enlists the help of a local carpenter to upcycle used pallets and crates into desks for disadvantaged children. The project contributes towards our circular economy objectives and has so far benefited more than 1,000 students. * Data applies to UK manufacturing, Engine Manufacturing Centre, Gaydon, Whitley, Changshu, Itatiaia and Graz facilities.

62 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 ENHANCING EDUCATION, SKILLS AND WELLBEING Jaguar Land Rover Academy The Jaguar Land Rover Academy is founded on the principle of lifelong learning. All employees, regardless of age, background or career stage, can take advantage of the Academy, and 340 of our employees are currently being sponsored to achieve an academic degree or higher qualification. Education programmes Our science, technology, engineering and maths (STEM) education programmes offer pupils and teachers the opportunity to demonstrate their creativity and skills and learn about engineering: The Jaguar Primary School Challenge, enabling 6–11-year-olds to research, design and create model cars; The Land Rover 4x4 in Schools Technology Challenge, for 11–19-year-olds to build advanced all-terrain radio-controlled vehicles and code autonomous vehicles; Apprenticeships leading to NVQ3 qualifications and University of Warwick Applied Engineering degrees; 12-week and 12-month paid placements for degree students; and Two-year graduate programmes across the Company. Furthering Futures This is an exciting new campaign, launched by Jaguar Land Rover in Fiscal 2018/19, to inspire talented female STEM students to pursue innovative, creative careers. Challenging outdated stereotypes, the campaign presents young women with an in-depth look at careers in the automotive sector, as well as opportunities to meet pioneering women from the business and hear their inspirational stories.

JAGUAR LAND ROVER ACADEMY PERFORMANCE IN FISCAL 2018/19 1,689,147 Total hours spent on learning 28,955 Number of people trained 1,112 Average number of hours spent learning by each employee 286 Number of graduates recruited 206 Number of apprentices recruited 212 Number of undergraduates who joined 2, 685 People completing the Great Line Manager programme 622 People completing the Mental Health Awareness for Managers programme 340 People currently on academic sponsorship programmes for bachelor’s degrees or higher 110,863 E-learning courses completed 44,937 Classroom sessions completed STRATEGIC REPORT 63 Responsible business

64 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 The Furthering Futures event attracted 80 female A-level and undergraduate students from across the UK. This was followed by the launch of our apprenticeship application route for female A-level students. Promoting diversity in engineering We are committed to fostering a diverse, inclusive culture that is representative of our customers and the society in which we live. We believe in a culture where every employee is comfortable being their authentic selves and have made significant progress in the past year. Our work to build a diverse workforce includes: Supporting ex-armed forces personnel – we are proud to be a signatory to the Armed Forces Corporate Covenant. We want to be the employer of choice for ex-armed forces personnel and we are a passionate sponsor of the Invictus Games; Employee networks – eight employee-led networks are now active, including our Gender Equality Network, LGBT Network, and BAME and Black Professionals Networks; Supporting LGBT employees – our LGBT Network attended Birmingham Pride in May 2018, and in October, we were proud to mark the 30th National Coming Out Day across all our UK sites; Unconscious bias training – launched to help employees identify and understand their own biases; and Increasing gender diversity – we run specific education, apprenticeship and undergraduate programmes to encourage more women to study STEM subjects and pursue engineering careers.

STRATEGIC REPORT 65 Responsible business The proportion of female managers at Jaguar Land Rover has trebled to 17 per cent since 2011. We invest in leadership development for women in senior positions through our partnership with The Pipeline. In the past four years, seven employees have completed the Top Flight programme and 53 have attended the Leadership Summit. A new alumni network, launched in December 2018, enables those who attended the Summit to share best practice and ideas and to support other women in the business. 2018 GENDER PAY GAP REPORT – KEY POINTS* More early-career females have been recruited. 15 per cent of Jaguar Land Rover’s engineering apprentices are female, compared to the national average of just 4 per cent. 36 per cent of total apprenticeship recruits were female and, for the first time, we recruited more women (55 per cent) than men to our advanced apprenticeship programme. Our female workforce has increased by 18.5 per cent. A 1.3 percentage point increase to our gender pay gap and a 0.6 percentage point increase to our gender bonus gap. * All figures referenced during the 2018 Gender Pay Gap period, April 2017–April 2018.

66 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

RISK MANAGEMENT 68 Our approach to risk 70 Our principal risks STRATEGIC REPORT 67 Risk management

OUR APPROACH TO R I S K We endeavour to manage and monitor risk factors that could impact our plan for long-term sustainable growth. Defining risk Risks are uncertain events that could materially impact organisational objectives – negatively for threats and positively for opportunities. We recognise that risk is inherent in all business activities and must be balanced when assessing returns. Successfully managing risk is therefore key to realising our strategic objectives and the long-term sustainable growth of our business. Enterprise risk management (ERM) is used as a system to identify, assess, manage and continually monitor and report on key risks that could affect our business. Responsibility for risk The Board of Management is ultimately responsible for the management of risks within Jaguar Land Rover, while the wider organisation is responsible for the proactive day-to-day management and control. • The Board of Management reviews our key risks to monitor the progress of remediation actions. • The Risk Management Committee provides oversight of current and emerging risks at a detailed level, which are reviewed against acceptable levels of exposure. • Principal risks and exceptions are regularly reported to the Audit Committee, to assist in the decision-making process and ensure adequate controls are in place to protect the organisation. Risk management We work to achieve an informed understanding of our tolerance for risk when delivering our overall business plan and pursuing value enhancing opportunities. In doing so, we are mindful that the objective of risk management is not necessarily to eliminate risk, but to ensure that exposures falls within predetermined levels of acceptability and control. The ultimate goal of risk management within Jaguar Land Rover is to continually assess the control environment to prevent and build resilience against any internal or external uncertainties, both anticipated and unforeseen. OUR RESPONSIBILITY FRAMEWORK JAGUAR LAND ROVER AUTOMOT I V E PLC BOARD BOARD OF MANAGEMENT AUDIT COMMITTEE FIRST LINE OF RISK DEFENCE Control of risks Business operations risk management SECOND LINE OF RISK DEFENCE Oversight and confirmation of controls ERM and oversight functions THIRD LINE OF RISK DEFENCE Independent controls assurance Internal audit RISK MANAGEMENT COMMITTEE 68 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

STRATEGIC REPORT
Risk management
69

OUR FRAMEWORK FOR RISK MANAGEMENT

Creating and sustaining value through ERM
The ERM framework helps us to identify new and evolving risks and opportunities so we can understand and manage uncertainties that may materially impact our business objectives. This supports informed decision-making to enable future value creation and preserve value through routine operations. The ERM framework is also an effective communication tool used by senior management to monitor and gain consensus on how to effectively manage and control risks enterprise-wide.

The environment in which we operate is dynamic, as are the risks we face
We plan for certain known changes to the industry and the external environment while remaining sufficiently flexible for unknown events that are inherently difficult to anticipate. Managing the changing operating environment and being resilient to sudden unforeseen challenges supports the long-term sustainability of the business and healthy, profitable growth.

ORGANISATION AND COMMITMENT

Risk management is integrated into organisational activities and underpinned by corporate policy.

A cross-functional network of risk champions coordinates the identification, monitoring and management of risks within their respective functional areas. A central ERM team consolidates, monitors and reports on risk information, maturity and appetite to the Risk Management Committee, Board of Management, Audit Committee and Jaguar Land Rover Automotive plc Board.

PROCESS AND IMPLEMENTATION

We embed structured and systemised risk management processes and procedures into routine activities enterprise-wide, from both an internal and external context. This standardisation supports the creation and preservation of business value through functional engagement and a consistency in approach when addressing uncertainty.


IDENTIFY
ASSESS
RESPOND
MONITOR
RISK MANAGEMENT

CONTINUOUS IMPROVEMENT

Our risk management process is designed to enable the assimilation of best practice from prior experience and external benchmarking, leading to continuous improvement. This process ensures that the risk management framework and process becomes more efficient over time and adapts as the internal and external environment changes.

EVALUATION AND REPORTING

The ERM framework is periodically evaluated for its effectiveness, using key risk and key performance indicators. Risk reporting to stakeholders is structured to inform and support key business decisions and initiatives. Reporting taxonomy classifies and categorises risks to enable appropriate stakeholder working groups to evaluate relevant risks and to ensure the selection of high-quality inputs and appropriate remediation strategies and responses.

70 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

OUR PRINCIPAL RISKS

Risks are identified, assessed and rated against a defined set of criteria, considering the probability of occurrence and potential impact to the business. Plotting our principal risks helps to visualise overall exposure from a corporate perspective.

Changes to our principal risks during Fiscal 2018/19
Our principal risks change as our business evolves in a dynamic external environment. In Fiscal 2018/19, we have focused more emphasis on the potential impacts within the global economic and geopolitical environment – in particular, relating to Brexit and the downturn in the China market.

One new principal risk has been introduced into the top 10 listing:
10. Human capital

The more challenging market conditions and recent workforce reductions have put pressure on our human capital resource. There is a risk that the retention of key skills and attracting key resource become more challenging in the present environment, so maintaining an engaged workforce with a high level of core skills is essential to the success of our transformed organisation.

One principal risk has moved out of the top 10 listing:
• Exchange rate fluctuations

A significant proportion of our revenue is derived from North America, China and other international markets, and we source a significant proportion of our components from Europe. The movement in exchange rates relevant to these currency exposures can cause significant financial volatility in our business; however, we have an established hedging policy in place to mitigate the majority of this volatility.

CURRENT EXPOSURE OF OUR KEY RISKS


PROBABILITY
Likely
Possible
Unlikely
1
2
3
4
5
6
7
8
9
10
Immaterial
Moderate
Material
IMPACT
KEY
High-exposure risks that are more likely to materially impact our ability to achieve business objectives
Medium-exposure risks that could impact business objectives unless monitored and managed
Low-exposure risks that are more unlikely to materialise and impact our business objectives
Current risks

PRINCIPAL RISKS AT A GLANCE

OUR 10 PRINCIPAL RISKS
1 **Financial** Competitive business efficiency
2 **Strategic** Global economic and geopolitical environment
3 **Strategic** Brand positioning
4 **Operational** Diesel uncertainty
5 **Legal and compliance** Environmental regulations and compliance
6 **Operational** IT systems and security
7 **Strategic** Rapid technology change
8 **Legal and compliance** Unethical and prohibited business practices
9 **Operational** Product liability and recalls
10 **Operational** Human capital

STRATEGIC REPORT
Risk management
71

Jaguar Land Rover classifies risks into four broad categories to facilitate efficient risk management and formulate effective response strategies. Our risk register details our principal risks as well as other notable risks that are reported to and monitored by the Risk Management Committee and Board of Management.

RISK HORIZON

We recognise the need to anticipate and prepare for future challenges and trends that may develop and that could materially affect our long-term business success. Our risk horizon scanning enables us to proactively anticipate forthcoming potential issues to inform our strategy creation process and strategic objectives.


RISK HORIZON
STRATEGIC
OPERATIONAL
FINANCIAL
LEGAL AND COMPLIANCE
New technology
Commodity scarcity
Competitors' expanding portfolios
Capacity utilisation
OTHER MONITORED RISKS
Global expansion
Skills gap and key personnel
Energy – security of supply
Supply chain failure
Business continuity
Changing customer expectations and trends
Distribution channels
CURRENT¹
Liquidity
Critical asset protection
Commodity prices
Pension obligations
Trade barriers and sanctions
Trading bloc dynamics
Protocols governing new technologies (i.e. automation)
Regional recession
Legislation change (CO_2 target, internal combustion engine restrictions, city traffic restrictions)

1 Please refer to our 10 principal risks on the facing page.

72 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

The principal risks faced by Jaguar Land Rover are outlined below. The risks discussed are not exhaustive and Jaguar Land Rover may be subject to other risks not specifically discussed in this Annual Report.

STRATEGIC	CONSEQUENCES	MITIGATIONS*	OPPORTUNITIES*
2 Global economic and geopolitical environment Our expanding global presence increases our exposure to changes in the global economic and geopolitical environment as well as other external factors (e.g. Brexit, China, political instability, rising protectionism, wars, terrorism, natural disasters) that may negatively impact our business.	Given our global distribution of sales, changes in the external environment could have a significant impact on the global demand for our vehicles. Our global sourcing strategy and supply chain resilience could be negatively affected by disruption caused by external factors beyond our control.	We continue to maintain our international manufacturing footprint and a balanced retail sales profile across our key sales regions. We also continue to closely monitor and risk-assess global developments and implement mitigation plans where appropriate (e.g. Brexit no-deal scenario).	Global economic growth in developed and emerging markets presents opportunities to increase sales. Global growth and rising incomes create opportunities in both new and existing geographical markets as well as new and existing segments.
3 Brand positioning Brand positioning is becoming increasingly challenging as the dynamics of the automotive market (e.g. automated driving, electrification, digital connectivity) and the competitive pressures from existing automotive manufacturers and new disruptive entrants evolve.	Our potential inability to successfully position, maintain and articulate the strength of our brands as well as failing to develop new products/ technologies that meet customer preferences, or suffering delayed product launches, could impact demand for our products.	Recent successful model launches (e.g. Jaguar I-PACE, Jaguar E-PACE, Range Rover Velar), have broadened our product range to existing and new customers in established and emerging segments. In addition, we regularly monitor the perception of our brands to quickly identify and address uncertainties that may arise to inform how we articulate brand values to customers.	We continue to strengthen our brands by creating greater brand association through innovation, technological advancement and customer trends and feedback into our expanding and evolving product portfolio and services.
7 Rapid technology change The fast pace of technological development together with scarcity of specialist resources could result in a significant change in the automotive industry and increases the risk of delivering superior products demanded by current and future customers.	Any delay in the launch of technologically intensive products, or if the technology in our products becomes relatively obsolete, could impact sales as customers move to purchase products from our competitors.	We continue to invest in R&D and we also continue our strategic focus on key technology areas, including autonomy, connectivity, electrification and shared mobility (ACES), with the aim of launching pioneering products ahead of our competition.	Substantial changes to the market (e.g. ACES) enable us to focus on launching industry-defining products and services ahead of our competition as well as strengthening partnerships with global technological organisations.

LEGAL AND COMPLIANCE	CONSEQUENCES	MITIGATIONS*	OPPORTUNITIES*
5 Environmental regulations and compliance We are subject to a rapidly evolving regulatory landscape with associated laws, regulations and policies that all impact the vehicles we produce and our manufacturing facilities (e.g. CO_2 emissions, fuel economy and noxious/air quality emissions).	We incur additional compliance costs, including incremental investment, to avoid facing significant civil and regulatory penalties, and our competitors may gain an advantage by adopting new emissions-reducing and fuel-efficient technologies before we do.	We have invested substantially in the development of our next-generation modular architecture, the in-house manufacture and continued refinement of our internal combustion engines and electrification technologies, including mild and plug-in hybrids as well as battery electric vehicles. We retain an EU derogation permitting alternative fleet average CO_2 targets.	We were the first premium manufacturer to introduce a battery electric vehicle into mainstream production with the Jaguar I-PACE and we have introduced the Range Rover and Range Rover Sport PHEV models. From 2020 we will offer an electrified option on each of our models.
8 Unethical and prohibited business practices Our international activities expose us to increasingly diverse and complex legal and other frameworks (e.g. GDPR) in a variety of jurisdictions and, as such, we need to maintain legal and ethical standards across the global locations in which we operate.	Non-compliance with ethical and/or legal practices may materially impact our reputation and could result in restrictions being placed on our operations, causing business disruption.	Our Code of Conduct sets out the behaviours that we expect of our staff, including conforming to the highest moral and ethical standards and complying with applicable laws, including those relating to anti-bribery and corruption, data protection, fair competition, sanctions and export controls.	We are committed to conducting business in an ethical manner to instil a reputation of trust and reliability. Such qualities foster greater business relationships with suppliers, retailers, governments and partnerships with other third parties.

* The mitigations and opportunities stated are merely examples and do not constitute an exhaustive list.

STRATEGIC REPORT
Risk management 73

OPERATIONAL	CONSEQUENCES	MITIGATIONS*	OPPORTUNITIES*
4 Diesel uncertainty Continued adverse public perception of diesel-powered vehicles, largely driven by the media and government policy, could sustain declining diesel sales and customer uncertainty, primarily in the UK and Europe.	In addition to the financial impact of falling sales, a significantly lower diesel sales mix would create a challenge in achieving CO_2 compliance, as well as causing major disruption to our supply base.	The continued refinement of our internal combustion engines and production flexibility within our Engine Manufacturing Centre remains a priority. We are committed to offering our customers a wide range of clean, sustainable propulsion technologies – whether petrol, diesel, plug-in and mild hybrids or electric vehicles.	Our diesel engines are as clean as our petrol engines, with significantly reduced NOx emissions in real-world usage and 20 to 30 per cent better fuel consumption and CO_2 emissions. Furthermore, our new D150 engine meets Real Driving Emissions Step 2 (RDE2) standards in advance of the 2021 requirement. This presents opportunity for UK tax incentives and a solid platform for further refinements.
6 IT systems and security New and emerging technologies bring unprecedented threats to internet-connected devices, including vehicles, while recent global hacking incidents impacting the geopolitical environment indicate an increase in the motivation to instigate cyber attacks.	The loss of sensitive and personal data could lead to legal action and fines of up to 4 per cent of revenue (under GDPR), together with negative reputational impacts. Successful attacks against our IT infrastructure could lead to disruptions to our business operations.	We strive to implement consistent security policies and procedures as well as educating staff, vendors and suppliers to embed best practices by implementing internal and cloud-ready tools to detect and mitigate current and emerging cyber security threats.	We aim to maintain a strong IT control environment and by monitoring and reacting to emerging cyber threats protect the Company from attacks. As our exposure to threats increases we strive to embed deeper, more intelligent controls over time.
9 Product liability and recalls Potential defects and quality deficiencies could increase our exposure to risks associated with product liability.	Increases in related costs and warranty claims as well as longer-term impacts on sales due to adverse reputational effects could occur. In addition, we could be the subject of class actions or other large-scale lawsuits as a consequence.	We enact swift management of recalls to minimise customer impact and subsequent warranty costs. We proactively issue technical updates to our dealer network to efficiently manage potential defects.	We have enhanced the use of vehicle connectivity and digital capability to analyse potential failure modes and implement corrections (Software Over The Air).
10 Human capital Jaguar Land Rover is undergoing transformation to become a more agile, responsive and resilient business that will reflect the wider changes that are impacting on our industry. We must ensure that we have an engaged workforce with the core capabilities required for our new organisation to be effective and successful.	Failure to support our people during a period of uncertainty and change could impact engagement levels and our ability to embed the organisation we need to capitalise on future opportunities. We must manage this period of change and ensure that current levels of productivity and performance are maintained.	The Accelerate transformation programme incorporates a focus on communications and engagement with our people. We are also implementing advanced processes for resource allocation and management, integrated business planning and strategic workforce planning to enable us to anticipate the types and mix of skills and experience we will need across our workforce in the future.	The transformation of our business presents us with a unique opportunity to engage our people in a meaningful way around the future of Jaguar Land Rover and to participate in both shaping and delivering the changes to help build an organisation and culture for future success.

FINANCIAL	CONSEQUENCES	MITIGATIONS*	OPPORTUNITIES*
1 Competitive business efficiency Delivering on operational efficiency objectives is key to sustaining profitable growth. Uncertainty relating to the achievement of the projected benefits needs to be managed to a minimum.	If we are unable to deliver the desired efficiency benefits our business results may be adversely impacted and our ability to compete successfully over the longer term could be affected.	We have launched certain initiatives (e.g. Project Charge and Project Accelerate) to reduce costs and increase operational efficiency. Furthermore, from 2020 we will be introducing our next-generation modular architecture, which will streamline engineering and manufacturing processes and reduce complexity with the aim of reducing costs and improving quality.	Enhanced overall business efficiency will yield greater opportunities for growth and continued investment in our product portfolio and new technologies.

74 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

STRATEGIC REPORT 75 Performance PERFORMANCE 76 Global sales 78 Financial review

76 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

GLOBAL SALES

Jaguar Land Rover retail sales were 578,915 vehicles in Fiscal 2018/19, down 5.8 per cent year on year, primarily reflecting weaker market conditions in China offset by growth in the UK and North America.

RETAIL SALES BY REGION

Retail sales in China were down 34.1 per cent year on year (including sales from our China joint venture down 34.4 per cent), reflecting weak market conditions as economic growth has slowed, with continuing trade tensions with the US compounded by uncertainty driven by import duty changes. This resulted in lower retail sales of most models, including the Range Rover Evoque ahead of its replacement in Fiscal 2019/2020. Sales of the newer products did, however, improve year on year, with sales of the long-wheelbase Jaguar XEL, Jaguar E-PACE and the Range Rover Velar all up.

In the UK, retail sales were up 8.4 per cent year on year, beating the industry, which was down 3.7 per cent given Brexit uncertainty and diesel challenges. Jaguar Land Rover outperformance was driven by new and refreshed models, including the Jaguar E-PACE, the all-electric Jaguar I-PACE and the refreshed Range Rover and Range Rover Sport (including plug-in hybrid models).

Similarly, new and refreshed models supported significant sales growth of 8.1 per cent in North America, where Jaguar Land Rover outperformed the market, which saw a modest decline year on year, impacted by higher interest rates and a slowing economy. Retails also grew 2.4 per cent in Overseas markets.

Retail sales in Europe declined 4.5 per cent year on year on account of continuing diesel uncertainty, Brexit and the change to the more stringent World Harmonised Light Vehicle Testing Procedure (WLTP) emissions testing regime.



	NORTH AMERICA	EUROPE	UK	CHINA	OVERSEAS
RETAIL SALES BY REGION	FY 2018/19 — 139,778 FY 2017/18 — 129,319	FY 2018/19 — 127,566 FY 2017/18 — 133,592	FY 2018/19 — 117,915 FY 2017/18 — 108,759	FY 2018/19 — 98,922 FY 2017/18 — 150,116	FY 2018/19 — 94,734 FY 2017/18 — 92,523
YEAR-ON-YEAR CHANGE	▲ 8.1%	▼ 4.5%	▲ 8.4%	▼ 34.1%	▲ 2.4%
PROPORTION OF RETAIL SALES BY REGION	24.1%	22.0%	20.4%	17.1%	16.4%

JLR TOTAL: 578,915 CARS RETAILED IN FISCAL 2018/19 — ▼ 5.8% DECREASE YEAR ON YEAR

Note: Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the retail sale of vehicles produced from our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales. (See note 3 of the financial statements on page 130.)

STRATEGIC REPORT 77 Performance RETAIL SALES BY BRAND Retail sales declined by 5.8 per cent in Fiscal 2018/19 as the introduction of new and refreshed models led by the Jaguar E-PACE, award winning Jaguar I-PACE, Range Rover Velar and the refreshed Range Rover and Range Rover Sport were offset by lower retail sales of more established models, mainly in China, and the run-out of the first generation Range Rover Evoque in the third quarter ahead of the launch of the new Evoque, which is now available. Jaguar retail volumes were 180,198 vehicles in Fiscal 2018/19, up 3.2 per cent year on year, as increased retail sales of the E-PACE and the introduction of the award-winning all-electric I-PACE were partially offset by lower sales of other models, primarily F-PACE and XF. Land Rover retailed 398,717 vehicles in Fiscal 2018/19, down 9.3 per cent year on year reflecting the weaker China performance and run-out of the first-generation Evoque and despite strong retail sales of the Range Rover Velar as well as the refreshed Range Rover and Range Rover Sport. 398,717 Fisc al 2017/18 — 439,749 9.3% R A N G E R OV E R R A N G E R OV E R S P O R T FY 2018/19 — 56,417 FY 2018/19 — 80,422 FY 2017/18 — 53,509 FY 2017/18 — 76,121 5 . 4% 5 .7% R A N G E R OV E R V E L A R R A N G E R OV E R E VO Q U E FY 2018/19 — 64,820 FY 2018/19 — 68,242 FY 2017/18 — 46,036 FY 2017/18 — 98,501 40 . 8% 30 .7% D I S C OV E RY D I S C OV E RY S P O R T FY 2018/19 — 40,839 FY 2018/19 — 87,977 FY 2017/18 — 46,472 FY 2017/18 — 119,105 12 . 1% 26 . 1% Note: Volume data includes retail sales from unconsolidated Chinese joint venture of 57,578 units.

78 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19 FINANCIAL REVIEW CHIEF FINANCIAL OFFICER’S STATEMENT In Fiscal 2018/19, the auto industry experienced unprecedented challenges, with the weak market conditions in China and signs of weaker industry conditions in other markets; geopolitical uncertainty with rising populism, tariff and trade tensions; and in the UK Brexit remaining an uncertainty. At the same time, the industry is confronting rapid technological changes relating to electrification, automation and connectivity, and increasing regulatory requirements, reduced diesel demand following “dieselgate” and government policies and taxation. Jaguar Land Rover’s financial performance has been adversely impacted by these developments. The business is taking action with Project Charge to improve costs, profitability and cash flow by over £2.5 billion through Fiscal 2019/20 as well as Accelerate to make longer-term structural improvements. At the same time, Jaguar Land Rover continues to execute its product and technology plans, including the successful launch of the Jaguar I-PACE, the all-new Range Rover Evoque with hybrid options and the forthcoming new Land Rover Defender. Jaguar Land Rover retail sales were 578,915 vehicles in Fiscal 2018/19, down 5.8 per cent year on year. The lower year-on-year sales are more than explained by a significant drop in China sales, reflecting weak market conditions. This was partially offset by stronger sales growth in North America and the UK, while sales in Europe were somewhat lower, reflecting continuing reduced consumer diesel demand. Sales of newer models such as the Range Rover Velar, Jaguar E-PACE, Jaguar I-PACE and 2018 model year Range Rover and Range Rover Sport were up, while other models were down with the lower China sales. Wholesales (excluding sales from our China joint venture) were 507,895 vehicles, down 6.9 per cent year on year, generating revenues of £24.2 billion, £1.6 billion lower than last year. The loss before tax and exceptional items was £358 million, down £1.4 billion compared to Fiscal 2017/18. The loss reflects the lower wholesales, particularly in China, higher incentive spending, higher depreciation and amortisation and higher warranty costs, partially offset by c.£150 million of cost savings achieved under Project Charge and favourable foreign exchange. The loss before interest and tax (EBIT) was £180 million (-0.7 per cent margin) in Fiscal 2018/19 compared to the £971 million EBIT (3.8 per cent margin) in Fiscal 2017/18. As a result of the weaker sales and profitability, Jaguar Land Rover recorded an exceptional £3.1 billion write-down to the carrying value of previously capitalised investments in Q3. After this and a £149 million exceptional charge for a separation programme in Q4, the loss before tax was £3.6 billion. Free cash flow was negative £1.3 billion after total investment spending of £3.8 billion. Jaguar Land Rover raised £1.2 billion of funding in the year with a €500 million seven-year bond and a $1 billion syndicated loan maturing in 2022 ($200 million) and 2025 ($800 million). Jaguar Land Rover also completed a $700 million committed receivables discounting facility, with the first drawing in April 2019. Total cash and financial deposits at 31 March 2019 was £3.8 billion and total liquidity was £5.7 billion, including a £1.9 billion undrawn revolving credit facility, with debt totalling £4.5 billion. Looking ahead, we anticipate that the challenges facing the automotive industry will continue. However, we expect Project Charge, Accelerate and a strong pipeline of new products to produce improvements in business performance in Fiscal 2019/20 and beyond. KENNETH GREGOR CHIEF FINANCIAL OFFICER JAGUAR LAND ROVER AUTOMOTIVE PLC 31 MAY 2019

STRATEGIC REPORT 79 Performance FINANCIAL PERFORMANCE Consolidated income statement Jaguar Land Rover’s revenue and profitability were lower in Fiscal 2018/19, reflecting lower sales in China, higher incentive spending and warranty costs, as well as higher depreciation and amortisation, partially offset by cost efficiencies achieved through Project Charge and favourable overall foreign exchange movements. Also in the year, exceptional charges of £3.3 billion were incurred, comprising a £3.1 billion write-down of the carrying value of investments on account of more muted demand scenarios and the associated impact on the financials, and one-time separation costs of £149 million related to the redundancy programme. REVENUE Revenue was £24.2 billion in Fiscal 2018/19, down from £25.8 billion in the prior year as wholesales (excluding the China joint venture) declined 6.9 per cent year on year to 507,895 units, primarily due to the lower sales in China. Retail sales (including sales from the China joint venture) declined 5.8 per cent year on year to 578,915, again primarily due to lower sales in China, and despite sales growth in North America and the UK. ADJUSTED EBITDA1 – EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION Adjusted EBITDA was £2.0 billion (8.2 per cent margin) in Fiscal 2018/19, down from the adjusted EBITDA of £2.8 billion (10.8 per cent margin) in the previous fiscal year, primarily reflecting the lower wholesales, particularly in China, higher incentive and warranty costs, partially offset by Project Charge cost efficiencies and favourable realised foreign exchange movements. LOSS BEFORE INTEREST AND TAX (ADJUSTED EBIT1 – EARNINGS BEFORE INTEREST AND TAXES) The loss before interest and tax was £180 million (-0.7 per cent margin) in Fiscal 2018/19 compared to £971 million (3.8 per cent margin) in Fiscal 2017/18. The loss before interest and tax in Fiscal 2018/19 compared to the adjusted EBIT in the prior year reflects the lower adjusted EBITDA, higher depreciation and amortisation and lower profits from the China joint venture. LOSS BEFORE TAX ( PBT – PROFIT BEFORE TAX) The loss before tax excluding exceptional items was £358 million in Fiscal 2018/19, down from the £1.1 billion PBT excluding exceptional items last year explained by the lower adjusted EBIT, higher interest costs and unfavourable revaluation of hedges and foreign currency debt in Fiscal 2018/19, compared to favourable revaluation in the prior year. In Q3 Jaguar Land Rover concluded that the carrying value of capitalised investments should be written down, resulting in a £3.1 billion pre-tax exceptional charge. In Q4 Jaguar Land Rover implemented a redundancy programme to deliver ongoing cost savings; to capture the one-time separation costs an exceptional charge of £149 million was recognised. After these exceptional items the loss before tax was £3.6 billion in Fiscal 2018/19 compared to PBT of £1.5 billion (including £437 million exceptional pension credit) in Fiscal 2017/18. LOSS AFTER TAX ( PAT – PROFIT AFTER TAX) The loss after tax was £3.3 billion in Fiscal 2018/19, down from the £1.1 billion PAT of last year. The losses incurred in Fiscal 2018/19 resulted in a £308 million tax credit compared to a £398 million tax charge in Fiscal 2017/18 (26.3 per cent effective tax rate). For further disclosure on our approach to tax, please see note 14 on page 138 of the financial statements. 1 Please see note 3 of the financial statements on page 130 for the definition of adjusted EBITDA and adjusted EBIT. FISCAL 2018/19 / £24.2BN FISCAL 2017/18 / £25.8BN FISCAL 2016/17 / £24.3BN FISCAL 2018/19 / £2.0BN / (8.2% MARGIN) FISCAL 2017/18 / £2.8BN / (10.8% MARGIN) FISCAL 2016/17 / £2.9BN / (12.1% MARGIN) FISCAL 2018/19 / £(180)MN / (-0.7% MARGIN) FISCAL 2017/18 / £971MN / (3.8% MARGIN) FISCAL 2016/17 / £1.4BN / (5.9% MARGIN) FISCAL 2018/19 / £(3.6)BN FISCAL 2017/18 / £1.5BN FISCAL 2016/17 / £1.6BN FISCAL 2018/19 / £(3.3)BN FISCAL 2017/18 / £1.1BN FISCAL 2016/17 / £1.2BN £24.2bn £2.0bn (8.2% margin) £(180)mn (-0.7% margin) £(3.6)bn £(3.3)bn

80 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL PERFORMANCE (CONTINUED)

Consolidated cash flow

Free cash flow was negative £1.3 billion in Fiscal 2018/19 after total investment spending of £3.8 billion.

Consolidated cash flow (£ millions)


(358)
2,723
405
(227)
(3,810)
(1,267)
613
(228)
(882)
PBT EXCL. EXCEPTIONAL ITEMS FY19
D&A AND OTHER
WORKING CAPITAL AND ACCRUALS
TAX PAID
TOTAL INVESTMENT
FREE CASH FLOW
CHANGES IN DEBT
DIVIDENDS AND OTHER DISTRIBUTIONS
CHANGE IN CASH AND FINANCIAL DEPOSITS

TOTAL PRODUCT AND OTHER INVESTMENT[1]

Investment spending in Fiscal 2018/19 reached £3.8 billion (15.7 per cent of revenue), compared to £4.2 billion (16.2 per cent of revenue) in the prior fiscal year and reduced from initial guidance of £4.5 billion for the year on account of Project Charge savings. Of this, £421 million of investment spending was expensed in adjusted EBIT and the remaining £3.4 billion was capitalised. Research and development accounted for £2.0 billion (52.4 per cent) of investment spending, while tangible and other intangible assets accounted for the remaining £1.8 billion (47.6 per cent).


FISCAL 2018/19 / £3.8BN
FISCAL 2017/18 / £4.2BN
FISCAL 2016/17 / £3.4BN

£(3.8)bn

Working capital inflows (including non-cash accruals) were £405 million during the year, including a £152 million improvement in inventory, reflecting Project Charge efforts, including production scheduling, and a £249 million improvement in trade receivables, partially offset by a £419 million deterioration in payables. Other favourable movements of £423 million in working capital include £170 million in provisions (primarily warranty) and £253 million movement in other assets and liabilities, including £96 million R&D credits.


FISCAL 2018/19 / £405MN
FISCAL 2017/18 / £81MN
FISCAL 2016/17 / £480MN

+£405mn

FREE CASH FLOW[1]

Free cash flow was negative £1.3 billion in Fiscal 2018/19 after £3.8 billion of total investment spending, £405 million of working capital inflows and £227 million paid in taxes.


FISCAL 2018/19 / £(1.3)BN
FISCAL 2017/18 / £(1.0)BN
FISCAL 2016/17 / £141MN

£(1.3)bn

CHANGE IN CASH AND FINANCIAL DEPOSITS[2]

Cash and financial deposits totalled £3.8 billion at 31 March 2019, down £882 million compared to £4.7 billion at the end of Fiscal 2017/18. The decrease is explained by the negative free cash flow of £1.3 billion, a £613 million net increase in debt and £225 million dividend paid to Tata Motors, with £3 million of other distributions. In terms of debt actions, a €500 million bond was issued in September 2018, a $1 billion loan was drawn in October 2018 and a $700 million bond was repaid in December 2018. Also, there was a £54 million reduction in drawings under an uncommitted invoice discounting facility as it was wound down ahead of its expiry in April and replaced with a newly established $700 million committed invoice discounting facility.


FISCAL 2018/19 / £3.8BN
FISCAL 2017/18 / £4.7BN
FISCAL 2016/17 / £5.5BN

£3.8bn

1 Please see note 3 of the financial statements on page 130 for the definition of EBIT, total product and other investment, working capital and free cash flow
2 Cash and financial deposits comprises "cash and cash equivalents" and "short-term deposits and other investments" on page 108.

STRATEGIC REPORT
Performance
81

Capital structure

At 31 March 2019 we had £5.7 billion of total liquidity, comprising cash and financial deposits of £3.8 billion and an undrawn committed revolving credit facility (RCF) of £1.9 billion. Total debt outstanding at 31 March 2019 was £4.5 billion, giving a net debt position of £736 million at the fiscal year end.

Debt maturity and liquidity at 31 March 2019 (£ millions)[1]


5,710
TOTAL LIQUIDITY
1,935
UNDRAWN RCF
3,775
TOTAL CASH AND FINANCIAL DEPOSITS
LIQUIDITY FY 18/19
Bonds[2]
$1bn loan
Other
384
384
300
154
UNDRAWN RCF
1,935
400
784
560
614
435
385
111
4,511
768
3,632
CY19
CY20
CY21
CY22
CY23
CY24
CY25
CY26
CY27
TOTAL DEBT

LIQUIDITY AND NET DEBT

Total cash and financial deposits at 31 March 2019 was £3.8 billion (15.6 per cent of revenue), comprising cash and cash equivalents of £2.8 billion and financial deposits of £1.0 billion. This compares to total cash and financial deposits of £4.7 billion at the end of Fiscal 2017/18. The majority of cash at 31 March 2019 was held in the UK, with £262 million held in subsidiaries overseas.

Including our £1.9 billion revolving credit facility (fully undrawn but committed until July 2022), total liquidity stood at £5.7 billion at 31 March 2019 compared to the £6.6 billion of liquidity at the end of the previous fiscal year.

Considering total cash of £3.8 billion and net of total indebtedness of £4.5 billion, net debt was £736 million at 31 March 2019. This compares to a net cash position of £926 million at the end of Fiscal 2017/18.

Net cash/(debt) at 31 March 2019 (£ billions)


4.7
0.9
(3.7)
3.8
(0.7)
(4.5)
Net cash
Cash
Debt
FY 17/18
FY 18/19

BORROWINGS AND INDEBTEDNESS

At 31 March 2019, we had £4.5 billion of debt outstanding, comprising £3.6 billion of unsecured bonds (including £21.6 million of capitalised fees), a £755 million ($1 billion) unsecured loan (including £12.8 million of capitalised fees), £114 million equivalent of total short-term discounted receivables and £31 million of finance leases. Of the £3.6 billion of bonds, £1.5 billion are denominated in US Dollars (of which £748 million have been designated as foreign currency hedges), £1.1 billion are denominated in Pounds Sterling and £987 million are denominated in Euros. We also have a balanced profile of maturing debt, with 32 per cent maturing after five years, 48 per cent in one to five years and the remaining 20 per cent maturing within one year.

In September 2018, we issued a €500 million (£431 million equivalent) unsecured 7.5-year bond with a coupon of 4.5 per cent, maturing January 2026. In October 2018, we arranged and drew down on a $1 billion (£755 million equivalent) unsecured syndicated loan with $200 million maturing in October 2022 and $800 million maturing in January 2025. Furthermore, in March 2019 we entered into a new $700 million (£538 million equivalent) two-year committed invoice discounting facility to be drawn from April 2019, to replace the maturing $295 million uncommitted invoice discounting facility, noting also that per the new facility funded receivables will be accounted as sold, rather than debt. Please see note 25 on page 151 for further disclosure on our loans and borrowings.

Maturity of debt at 31 March 2019


32%
20%
£4.5bn
48%
1yr
1–5yrs
5yrs+

1 FY (Fiscal Year) refers to a 12-month period ending on 31 March. CY (Calendar Year) refers to a 12-month period ending on 31 December.

2 The face value of outstanding bonds and loans is reflected and excludes £34.4 million of deferred fees capitalised on the balance sheet.

82 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

GOVERNANCE 84 Introduction to governance 85 Leadership 90 Effectiveness 91 Accountability 93 Investor relations engagement 94 Directors’ report GOVERNANCE 83

INTRODUCTION TO GOVERNANCE Jaguar Land Rover remains committed to ensuring effective governance is in place to deliver our core values. It is the foundation on which we manage and control our business and provides the platform for sustainable profitability. Leadership The Jaguar Land Rover Automotive plc Board (“JLR plc Board”) rigorously challenges strategy, performance, responsibility and accountability so that every decision we make is of the highest quality. In this section, you will find information about the JLR plc Board and Board of Management, the areas of focus for the JLR plc Board, and the structure and role of our committees. See page 85 Effectiveness We continuously evaluate the balance of skills, experience, knowledge and independence of the directors. In this section, you will find information about the induction and development of our directors, as well as what we believe to be the key considerations when measuring the effectiveness of the JLR plc Board and its committees. See page 90 Accountability Effective risk management is central to achieving our strategic objectives and is a core responsibility of the JLR plc Board and its committees. In this section, you will find information about the responsibilities and focus of the Audit, Remuneration and Disclosure Committees. See page 91 Investor relations engagement Maintaining strong relationships with our shareholder and bond investors is crucial to achieving our aims. In this section, you will find information about how we engage with our shareholder and bond investors. See page 93 84 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

LEADERSHIP ANDREW M. ROBB NON-EXECUTIVE INDEPENDENT DIRECTOR HANNE SORENSEN NON-EXECUTIVE DIRECTOR NASSER MUKHTAR MUNJEE NON-EXECUTIVE INDEPENDENT DIRECTOR P. B. BALAJI NON-EXECUTIVE DIRECTOR Appointed April 2009 Jaguar Land Rover roles and committees Non-executive director Chairman of the Audit Committee Chairman of the Remuneration Committee Experience Mr. Robb is Chairman of Tata Steel Europe. He was a director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. Prior to this, from 1983 he was Finance Director of the Peninsular and Oriental Steam Navigation Company. Mr. Robb has served on a number of plc boards as a non-executive director. Appointed August 2018 Jaguar Land Rover roles and committees Non-executive director Experience Ms. Sorensen was appointed as a nonexecutive director of Jaguar Land Rover in August 2018. Ms. Sorensen holds an MSc in Economics and Management from the University of Aarhus and is presently on the boards and committees of various international companies, including Tata Consultancy Services, Tata Motors and Sulzer. Appointed February 2012 Jaguar Land Rover roles and committees Non-executive director Audit Committee member Experience Mr. Munjee was appointed to the Board of Tata Motors Limited in June 2008. He is also on the Board of Tata Chemicals and several international companies operating in India, including ABB, HDFC and Cummins. Mr. Munjee is Chairman of Tata Motor Finance, Tata Motors Limited Audit Committee, DCB Bank and the Aga Khan Foundation (India). Prior to this, he was president of the Bombay Chamber of Commerce and Industry. He established the Infrastructure Development Finance Company in India and was its CEO for seven years. PROF. DR. RALF D. SPETH KBE, FREng CHIEF EXECUTIVE OFFICER NATARAJAN CHANDRASEKARAN NON-EXECUTIVE DIRECTOR AND CHAIRMAN Appointed February 2010 Jaguar Land Rover roles and committees Chief Executive Officer Board of Management Experience Prof. Dr. Ralf Speth joined Jaguar Land Rover as Chief Executive Officer on 18 February 2010. He was appointed to the Board of Tata Motors and, in 2016, to the Board of Tata Sons. Prior to joining Jaguar Land Rover, Dr. Speth was a director at The Linde Group, the international industrial gases and engineering company. Appointed February 2017 Jaguar Land Rover roles and committees Chairman Non-executive director Remuneration Committee member Experience Mr. Chandrasekaran is Chairman of the Board of Tata Sons, the holding company and promoter of more than 100 Tata operating companies, including Tata Motors, Tata Power and Tata Consultancy Services – of which he was Chief Executive from 2009 to 2017. He joined the Tata Sons Board in October 2016 and was appointed Chairman in January 2017. Appointed December 2017 Jaguar Land Rover roles and committees Non-executive director Audit Committee member Experience Mr. Balaji was recently appointed as the Group Chief Financial Officer of Tata Motors Group. Prior to this, he was the Vice President Finance for South Asia and Chief Financial Officer of Hindustan Unilever Limited. Mr. Balaji started as a management trainee at Unilever in May 1993. JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD GOVERNANCE 85

86 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

BOARD OF MANAGEMENT

The Board of Management drives the Group's strategy and goals and makes decisions concerning operational planning issues.



PROF. DR. RALF D. SPETH
CHIEF EXECUTIVE OFFICER



FELIX BRÄUTIGAM
CHIEF COMMERCIAL OFFICER

Responsibilities
Mr. Bräutigam is responsible for all global sales and marketing activity for the Jaguar and Land Rover brands. His role includes brand positioning, current and future product planning, customer relationship management, marketing communications, brand experience strategies, global and regional sales management, customer service and supporting future growth.



KENNETH GREGOR
CHIEF FINANCIAL OFFICER

Responsibilities
Mr. Gregor leads the financial management of the business to deliver shareholder value and growth ambitions. Responsibilities include corporate finance, treasury, financial reporting, accounting, tax, internal control and business support.

Note: effective 1 June 2019 Kenneth Gregor will be succeeded by Adrian Mardell as Chief Financial Officer.



IAN HARNETT
EXECUTIVE DIRECTOR, HR AND GLOBAL PURCHASING

Responsibilities
Mr. Harnett is responsible for human resources, global purchasing and all property matters worldwide.



HANNO KIRNER
EXECUTIVE DIRECTOR, CORPORATE AND STRATEGY

Responsibilities
Mr. Kirner oversees the development of corporate and product strategy, business transformation, global financial services, IT, royal and diplomatic affairs and the Special Operations division.



GRANT McPHERSON
EXECUTIVE DIRECTOR, MANUFACTURING

Responsibilities
Mr. McPherson is responsible for the global manufacturing operations side of the business, ensuring optimum efficiency to deliver world-class safety, quality, cost and environmental standards.



QING PAN
EXECUTIVE DIRECTOR, JAGUAR LAND ROVER CHINA

Responsibilities
Mr. Pan is responsible for Jaguar Land Rover's business in China, including Jaguar Land Rover China, Chery Jaguar Land Rover Automotive Company Ltd and Integrated Marketing, Sales and Service (as acting President). As a renowned automotive expert, Mr. Pan leads the whole Jaguar Land Rover China team to drive forward future business in the market.



NICK ROGERS
EXECUTIVE DIRECTOR, PRODUCT ENGINEERING

Responsibilities
Mr. Rogers leads Jaguar Land Rover's global engineering and research operations at board level, encouraging technical curiosity and disruptive innovation across his 10,000-strong team. He drives initial research concepts through to engineering across all commodities, including Body; Chassis; Powertrain and Electrical, leading product delivery and launch of new technology.

KEITH BENJAMIN GLOBAL LEGAL DIRECTOR IAN CALLUM DIRECTOR OF DESIGN, JAGUAR HELEN McLINTOCK GLOBAL CORPORATE AFFAIRS DIRECTOR GERRY McGOVERN LAND ROVER CHIEF DESIGN OFFICER NIGEL BLENKINSOP DIRECTOR OF QUALITY AND AUTOMOTIVE SAFETY Responsibilities Mr. Benjamin is responsible for all global legal matters, intellectual property, governance, compliance and ethics, corporate audit, security and investigations. Responsibilities Mr. Callum is positioning Jaguar as a modern and relevant brand while respecting heritage and values through his visionary leadership in design. Responsibilities Professor McGovern is the creative heart of Land Rover and responsible for the design strategy that has evolved the brand from off-road specialist to purveyor of luxury vehicles desired the world over. Responsibilities Ms. McLintock leads corporate PR, internal communications, responsible business and government affairs. Responsibilities Mr. Blenkinsop is responsible for the safety, compliance and quality of our products and services; he leads the quality transformation, driving improvement in enterprise behaviours, systems and tools to surpass our customers’ expectations throughout every interaction. The Board of Management together with the leaders of corporate affairs, legal, product creation and quality comprises the First Line of Leadership. They lead all activities and oversee delivery of strategic objectives for the Jaguar Land Rover businesses. FIRST LINE OF LEADERSHIP GOVERNANCE 87

REMUNERATION COMMITTEE Determines the overall remuneration policy and strategy to ensure transparency and alignment with the Group’s short- and long-term strategic goals. For more information see page 92 The work of the Board of Management complements, enhances and supports the work of the JLR plc Board, with the Board of Management operating under the direction and authority of the Chief Executive Officer. The JLR plc Board delegates to the Board of Management the execution of the Group’s strategy and the day-today management and operation of the Group’s business. Examples of actions taken by the Board of Management are: Reviewing and making decisions concerning operational planning associated with the latest five-year business plan of the Group; Evaluating the performance of the Group against budget and forecast; and Reviewing and approving potential investments. The Board of Management is also responsible for overseeing the implementation of appropriate risk assessment processes and controls to identify, manage and mitigate the principal risks to the Group. This includes the review, approval and communication of the risk management policy and framework. For more information see page 86 AUDIT COMMITTEE Reviews the integrity of the financial statements, relationship with the external auditors and effectiveness of internal financial controls. For more information see page 91 DISCLOSURE COMMITTEE Supports the JLR plc Board and Audit Committee in reviewing and approving the final form of quarterly and annual announcements and statements relating to the performance of the Group. For more information see page 92 OTHER EXAMPLES OF MANAGEMENT COMMITTEES Risk Management Committee Product Committee Health and Safety Committee Security Committee Unusual Events Committee Financial Risk and Assurance Committee Financial Risk Committee JAGUAR LAND ROVER AUTOMOT I V E PLC BOARD The JLR plc Board provides supervision and guidance to our management, particularly with respect to corporate governance, business strategies and growth plans. It also considers the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, as well as the review of our business plans and targets. For more information see page 85 BOARD OF MANAGEMENT Governance structure and flow of information THE ROLE OF THE JAGUAR LAND ROVER AUTOMOT I V E PLC BOARD AND THE BOARD OF MANAGEMENT 88 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

TOPIC/ACTIVITY ACTIONS PROGRESS STRATEGY Review of the business and operating model Analysed the automotive industry trends and retail outlook and assessed the potential impact on the Group Reviewed the Group’s performance against its competitors New models introduced, such as Jaguar I-PACE and the Range Rover plug-in hybrids, supported by a new battery assembly centre to support the move away from diesel Production of Land Rover Discovery models is being relocated from Solihull to the new Slovakia plant Workforce reduction of 4,500 announced, following release of 1,500 employees in 2018 Monitoring of opportunities for acquisitions and new revenue streams Supported continued investment to promote sustainable business growth over the long term Used cash to implement ongoing programmes to support business growth Considered and approved the Group’s debt funding arrangements Issuance of €500 million seven-year 4.5 per cent bond Issuance of $1 billion syndicated loan Discussion of the Group’s capital structure and financial strategy Reviewed a number of opportunities in the fiscal year Reviewed and approved, where appropriate, the business cases for internally developed future business Implementation of Project Charge cost efficiency initiative to improve cash flow and profitability RISK MANAGEMENT AND INTERNAL CONTROL Review the Group’s principal risks and the effectiveness of the systems of internal control and risk management Clearly articulated the Group’s approach to risk Reviewed and updated approach to identify and manage principal risks Continuing assessment of significant and emerging risks, including geopolitical uncertainty and the impact of Brexit Agreed Group-level risks and a robust set of mitigating activities, which are regularly monitored Further developed the Group’s approach to risk Considered movements in key risks resulting from changes to likelihood or business impact Put in place a comprehensive cross-functional Brexit Governance programme, minimising impact of a no-deal Brexit where possible LEADERSHIP AND PEOPLE Review composition of the JLR plc Board and its committees Discussed the composition of the JLR plc Board and its committees, including succession planning The Board of Management and Senior Directors’ Forum is in place and well established Review the development of people and talent in the Group, including succession planning for senior roles Ongoing commitment to maintaining a balance of appropriate skills and experience among the Board of Management and associated committees Senior leadership team has remained in place during the fiscal year Discuss the results of the employee engagement survey and devise strategic actions arising from it Conducted a thorough review of Pulse surveys to identify areas for improvement Encouraged interaction between employees across the Group Continued focus on engagement and development of employees through offering a wide range of training courses GOVERNANCE, STAKEHOLDERS AND SHAREHOLDERS Review the Group’s purpose, goal, vision and values Considered sustainability, including the Group’s impact on communities and the environment Monitored and addressed regular Health and Safety updates Reviewed developments in corporate governance and received key legal and regulatory updates Encourage strong engagement with investors and stakeholders Actively supported engagement opportunities Regularly reviewed and acted upon feedback from key stakeholders Ongoing discussions at all levels of the business with shareholders Engagement with other stakeholders based on feedback FINANCIAL PERFORMANCE Assessment of the Group’s financial performance Evaluated the Group’s performance against budget and forecast Reviewed the quarterly and annual results and associated presentations to investors Reviewed and approved the latest five-year business plan for the Group Approved the annual report EXAMPLES OF KEY MATTERS CONSIDERED BY THE JLR PLC BOARD DURING FISCAL 2018/19 GOVERNANCE 89

INDUCTION, DEVELOPMENT AND SUPPORT All new directors receive a full, formal and tailored induction upon joining the JLR plc Board. We also plan the JLR plc Board calendar so that directors are able to visit the increasing number of Jaguar Land Rover geographic locations and are briefed on a wide range of topics throughout the year. These topics range from those with particular relevance for our business, such as global automotive demand, to more general matters, such as developments in corporate governance. We recognise that our directors have a range of experience, and so we encourage them to attend external seminars and briefings that will assist them individually. EVALUATION The JLR plc Board continuously assesses its effectiveness in the following areas: The flow and quality of information to the JLR plc Board; The decision-making process and culture; and The outcome of the decisions made by the JLR plc Board. The JLR plc Board and Audit Committee also provide direct feedback to management committees. THE JLR PLC BOARD The JLR plc Board will continue to consider the core areas described previously, but in particular will focus on: Continued development of our product pipeline; The efficiency and quality of the Slovakia plant and the continuing contract manufacturing through our agreement with Magna Steyr; Expanding our product development facilities and the ongoing investment in UK manufacturing facilities; Leading innovation in autonomy, connectivity, electrification and shared mobility; Developing our people and the workforce of tomorrow; and Ongoing review and monitoring of external risk factors, considering their impact on the future of the Company in light of upcoming changes in both the political and the economic environment. HOW WE DIVIDE UP OUR RESPONSIBILITIES Chairman of the JLR plc Board Responsible for leading the JLR plc Board, its effectiveness and governance. Also sets the agenda to take full account of the issues and concerns of the directors and ensures effective links between external stakeholders, the Board and management. Non-executive directors Constructively challenge the Chief Executive Officer and monitor the delivery of the Group strategy within the risk and controls environment set by the JLR plc Board. Chief Executive Officer Responsible for the day-to-day leadership, management and control of the Group, for recommending the Group strategy to the JLR plc Board and for implementing the Group strategy and decisions of the JLR plc Board. EFFECTIVENESS 90 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

AUDIT COMMITTEE Composition of the Audit Committee Andrew Robb, Chairman Nasser Munjee P. B. Balaji Role of the Audit Committee Monitors the integrity of the financial statements, including the review of significant financial reporting issues and judgements alongside the findings of the external auditor. Oversees the relationship with the external auditor, external audit process, nature and scope of the external audit and the appointment, effectiveness, independence and fees of the external auditor. Monitors and reviews the effectiveness of Corporate Audit, ensuring coordination with the activities of the external auditor. Reviews the effectiveness of the Group’s systems for internal financial control, financial reporting and risk management. Main activities of the Audit Committee during the year Financial reporting During the year, we as the Audit Committee met with the external auditor and management as part of the Fiscal 2018/19 annual and quarterly reporting approval process a total of eight times. We reviewed the draft financial statements and considered a number of supporting papers. This included reviewing information presented by management on significant accounting judgements to ensure all issues raised have been properly dealt with; reviewing presentation and disclosure to ensure adequacy, clarity and completeness; reviewing the documentation prepared to support the going concern statement given on page 111; and reviewing external audit reports. The key matters considered in the year were review of the Group’s impairment assessment for Fiscal 2018/19; review of the Group’s implementation and transition projects for IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases; the issuance of debt; and valuation of pension liabilities. Monitoring of GDPR and information and cyber security continues to be focused on and enhanced. Internal controls We reviewed the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Group, with particular regard given to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations. The reviews also considered any potential material weaknesses or significant deficiencies in the design or operation of the Group’s internal control over financial reporting that are reasonably likely to adversely affect the Group’s ability to record, process and report financial data. We receive reports from the external auditor, Business Assurance and Corporate Audit with respect to these matters. External audit We reviewed the significant audit issues with the external auditor and how they have been addressed in the financial statements. We also evaluated the external auditor by reviewing the firm’s independence, its internal quality control procedures and any material issues raised by the most recent quality control review of the audit firms. This included the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits performed by the external auditor within the last five years. KPMG, the external auditor, has now completed its second year in post and has continued to gain a good understanding of the business. Section 139(2) of the Indian Companies Act, 2013 mandates that all listed companies rotate their auditors once the auditor has served as an auditor for a period of 10 or more consecutive years. Under these regulations, the Group will be required to retender the audit no later than 2027 and the Committee will keep the external auditor tender under review and act in accordance with any changes in regulations and best practice relating to the tenure of the external auditor. To help safeguard KPMG’s objectivity, independence and effectiveness, the Group has a non-audit services policy, which sets out the circumstances and financial limits within which the external auditor may be permitted to provide certain non-audit services. This policy sets a presumption that KPMG should only be engaged for non-audit services where there is an obvious and compelling reason to do so (for example, its skills and experience or ability to provide the services) and provided such work does not impair its independence or objectivity and has no impact on the audited financial statements. It prohibits KPMG from providing certain services, including legal, valuation, actuarial and internal audit. The Audit Committee approves all non-audit services before they are performed. Non-audit fees paid to KPMG in the year totalled £0.9 million (2018: £0.5 million), representing 17 per cent of the fees paid for audit and audit-related assurance services. Corporate Audit During the year, we regularly reviewed the adequacy of the Corporate Audit function, the Corporate Audit charter, staffing and the seniority of the official heading the function, the reporting structure, the budget, the coverage and frequency of corporate audits, the structure of Corporate Audit and approval of the audit plan. We also met with Corporate Audit and the external auditor on a oneto- one basis twice during the year. This forms an important part of our consideration and control, ensuring that they have an open and direct forum with the Audit Committee. ACCOUNTABILITY GOVERNANCE 91

Composition of the Remuneration Committee Andrew Robb, Chairman Natarajan Chandrasekaran In addition to the Committee members, the Chief Executive Officer is invited to attend meetings, except where there is a conflict of interest. The Remuneration Committee is supported by the Executive Director, Human Resources and Global Purchasing and the HR Director, Global Reward and Mobility. Role of the Remuneration Committee Sets and monitors the strategy and policy for the remuneration of the Board of Management and other senior executives (“executives”). Determines the design and eligibility for annual and long-term incentive plans (LTIPs) for executives and approves payments under the plans. Determines performance measures and targets for any performance-related incentive plans. Oversees any major changes in remuneration. Remuneration policy The remuneration policy is designed to attract, retain and motivate executives of the highest quality, encouraging them to deliver exceptional business performance aligned to Jaguar Land Rover’s strategy and the objective of delivering long-term sustainable growth in value. Executive remuneration components Fixed elements Salary. Designed to recruit and retain individuals with the necessary knowledge, skills and experience to deliver the Group’s strategic objectives. Salary is reviewed annually and benchmarked against comparable roles in appropriate comparator groups (such as other UK engineering companies and European automotive companies). Composition of the Disclosure Committee Chief Financial Officer and his direct reports Matters considered during the year Reviewed and updated the terms of reference of the Committee. Reviewed the audit and control findings from the external auditor. DISCLOSURE COMMITTEE REMUNERATION COMMITTEE Reviewed areas of key management judgement and significant transactions, including their presentation and disclosure in both the quarterly and annual financial statements. Reviewed new disclosures in both the quarterly and annual financial statements for appropriateness. Considered the impact of new accounting standards on the Group. Retirement benefits. The Group has a number of defined benefit pension schemes that are closed to new employees. Executives who are members of these schemes will continue to accrue benefits, but most executives now either have defined contribution provisions or elect to receive a cash allowance in lieu of retirement benefits. The cash allowance is at the same level as the equivalent defined contribution provision. Other benefits. Executives are eligible to participate in the Group’s management car programme, medical arrangements, and life insurance and disability plans. Performance-related elements Annual bonus. The Global Bonus Plan is designed to reward achievement of short-term financial and strategic measures to support the Group’s strategy. Performance is measured against quantifiable one-year financial and operational targets. Long-term incentive. The LTIP is designed to reward and encourage alignment with the Group’s long-term sustainable growth strategy. Performance is measured over a three-year period against a balanced scorecard of quantifiable financial and operational targets aligned to long-term growth. 92 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

GOVERNANCE 93

EXECUTIVE REMUNERATION

There is clear linkage between Jaguar Land Rover business strategy and the performance-related elements of remuneration.


BONUS PERFORMANCE MEASURES
10%
30%
25%
15%
20%
PBT
Cash flow
Costs
Quality
Volume


LTIP PERFORMANCE MEASURES
25%
30%
20%
25%
Adjusted EBIT[1] growth
Cash flow
Volume growth
Sustainability

The overall objective is to deliver executive pay in line with a market median range for target performance, with enhanced reward opportunity to reflect exceptional business performance. Overall remuneration is balanced, with the majority linked to business performance and a heavier weighting on long-term performance compared to short-term.


TARGET EXECUTIVE REMUNERATION
33%
33%
10%
24%
Base salary
Benefits
Annual bonus
LTIP


MAXIMUM EXECUTIVE REMUNERATION
19%
39%
6%
36%
Base salary
Benefits
Annual bonus
LTIP

INVESTOR RELATIONS ENGAGEMENT

SOLE SHAREHOLDER

Jaguar Land Rover Automotive plc (and its subsidiaries) is a wholly owned subsidiary of Tata Motors Limited (held through TML Holdings Pte. Ltd. (Singapore)). The majority of the JLR plc Board also serve as Directors on the board of Tata Motors Limited. Although we operate on a stand-alone, arm's-length basis, we maintain an open and collaborative strategic relationship with Tata Motors Limited and cooperate in numerous areas, including engineering, research and development, and sourcing and procurement.

BOND INVESTORS

As at 31 March 2019, we had approximately £3.6 billion of listed bonds outstanding (31 March 2018: £3.6 billion, 31 March 2017: £3.4 billion). We maintain regular dialogue with our bond investors including the quarterly publication of operational and financial results on the Group's website (www.jaguarlandrover.com) supported by live broadcasts via teleconference calls, as well as attendance at various bond conferences held throughout the year. In addition, on 22 June 2018, Jaguar Land Rover hosted its first investor day, where investors had the opportunity to meet with Jaguar Land Rover senior management to discuss recent results and the Company's strategy and aspirations.

CREDIT RATING AGENCIES

As at 31 March 2019, Jaguar Land Rover Automotive plc had a credit rating of B+ (Credit Watch Negative) from S&P, Ba3 (Negative Outlook) from Moody's and BB- (Watch Negative) from Fitch. We maintain regular and open dialogue with our agencies, including in-depth reviews of our long-term business plans, so that an independent assessment of our credit profile can be represented in the market for the benefit of our stakeholders, including current and prospective investors as well as supporting any future debt issuance.

1 Please see note 3 of the financial statements on page 130 for the definition of adjusted EBIT.

The directors present their report and the audited consolidated financial statements of the Group for the year ended 31 March 2019. Jaguar Land Rover Automotive plc is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of the Group is Abbey Road, Whitley, Coventry CV3 4LF, England, United Kingdom. Future developments Future developments impacting the Group are disclosed in the strategic report on pages 5 to 81. Dividends The directors proposed no dividend for the year ended 31 March 2019. (For the year ended 31 March 2018, £225 million was paid in June 2018. For the year ended 31 March 2017, £60 million was paid in June 2017 and £90 million was paid in September 2017.) Directors Biographies of the directors currently serving on the JLR plc Board are set out on page 85. Directors’ indemnities The Group has made qualifying third-party indemnity provisions for the benefit of its directors during the year; these remain in force at the date of this report. Material interests in shares Jaguar Land Rover Automotive plc is a wholly owned subsidiary of Tata Motors Limited, held through TML Holdings Pte. Ltd. (Singapore). Share capital Share capital remains unchanged. See note 29 to the consolidated financial statements on page 154 for further details. Corporate Governance Statement The Corporate Governance Statement is set out on pages 84 to 95 and is incorporated by reference into this report. Branches The Group has 11 branches that exist and operate outside of the UK, based in Singapore, China and the United Arab Emirates. Research and development The Group is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 11 to the consolidated financial statements on page 136. Financial instruments The disclosures required in relation to the use of financial instruments by the Group and Company, together with details of the Group’s and Company’s treasury policy and management, are set out in note 35 to the consolidated financial statements on pages 162 to 172 and in note 52 on pages 186 to 189 of the parent company financial statements. Employee information The average number of employees within the Group is disclosed in note 7 to the consolidated financial statements on page 134. Apart from determining that an individual has the ability to carry out a particular role, the Group does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Group. The Group also ensures that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability. Employee involvement Details of how the Group involves its employees are contained in the strategic report on pages 5 to 81, which are incorporated by reference into this report. Political involvement and contributions The Group respects an employee’s right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Group itself operates under legal limitations on its ability to engage in political activities and, even where there are no legal restrictions, the Group does not typically make contributions to political candidates or political parties, or permit campaigning on its property by political candidates (including those who work for the Group) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements. Going concern The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the strategic report. The financial position of the Group is described on pages 78 to 81. In addition, note 35 to the consolidated financial statements includes the Group’s objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Group’s financial instruments and hedging activities are also provided in note 35 to the consolidated financial statements. The JLR plc Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements set out on pages 106 to 190 have been prepared on the going concern basis. Events after the balance sheet date Full details of significant events since the balance sheet date are disclosed in note 41 to the consolidated financial statements on page 177. Code of Conduct Directors and employees are required to comply with the Jaguar Land Rover Code of Conduct, which is intended to help them put the Group’s ethical principles into practice. The Code of Conduct clarifies the basic principles and standards they are required to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com. Employees, contract staff, third parties with whom the Group has a business relationship (such as retailers, suppliers and agents) and any member of the public may raise ethical and compliance concerns to the Group’s global helpline or via group.compliance@ jaguarlandrover.com. DIRECTORS’ REPORT 94 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Slavery and human trafficking statement Pursuant to section 54 of the Modern Slavery Act 2015, the Group has published a slavery and human trafficking statement for the year ended 31 March 2019. The statement sets out the steps that the Group has taken to address the risk of slavery and human trafficking occurring within its own operations and its supply chains. This statement can be found on the corporate website at www.jaguarlandrover.com. Whistle-blowing policy The Group’s whistle-blowing policy encourages employees to report, in confidence and anonymously if preferred, concerns about suspected impropriety or wrongdoing in any matters affecting the business. An independent hotline exists to facilitate this process. Any matters reported are thoroughly investigated and escalated to the Committee. Diversity policy Diversity management continues to form a core part of the Group’s business strategy. We rely on the diversity of our employees to form the foundation of a strong and dynamic company. See pages 62 to 65 for further details. Greenhouse gas emissions The Group is committed to reducing greenhouse gas emissions and continues to invest heavily in this activity. See pages 58 to 59 for further details. Statement of directors’ responsibilities in respect of the annual report and the financial statements The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law and as permitted by Luxembourg market rules the directors have elected to prepare the Group financial statements in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs as adopted by the EU) and applicable law, and they have elected to prepare the parent company financial statements on the same basis. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to: Select suitable accounting policies and then apply them consistently; Make judgements and estimates that are reasonable, relevant and reliable; State whether they have been prepared in accordance with IFRSs as adopted by the EU; Assess the Group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and Use the going concern basis of accounting unless they intend either to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so. The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report and a Directors’ Report that complies with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Statement of disclosure of information to auditors In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act 2006, the following applies: so far as the directors are aware, there is no relevant audit information of which the Group’s auditor is unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group’s auditor is aware of that information. Auditor A resolution to reappoint KPMG LLP as auditor of the Group is to be proposed at the 2019 Tata Motors Limited Annual General Meeting. Acknowledgement The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group’s performance. The directors would also like to extend their thanks to all other key stakeholders for their continued support of the Group and their confidence in its management. The annual report on pages 1 to 81 was approved by the JLR plc Board and authorised for issue on 31 May 2019 and signed on its behalf by: PROF. DR. RALF D. SPETH CHIEF EXECUTIVE OFFICER JAGUAR LAND ROVER AUTOMOTIVE PLC 31 MAY 2019 REGISTERED ADDRESS: ABBEY ROAD, WHITLEY, COVENTRY, CV3 4LF GOVERNANCE 95

96 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 98 Independent Auditor’s report to the members of Jaguar Land Rover Automotive Plc 106 Consolidated financial statements 106 Consolidated income statement 107 Consolidated statement of comprehensive income/(expense) 108 Consolidated balance sheet 109 Consolidated statement of changes in equity 110 Consolidated cash flow statement 111 Notes to the consolidated financial statements 178 Parent company financial statements 178 Parent company balance sheet 179 Parent company statement of changes in equity 180 Parent company cash flow statement 181 Notes to the parent company financial statements FINANCIAL STATEMENTS 97

98 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC

1. OUR OPINION IS UNMODIFIED

We have audited the financial statements of Jaguar Land Rover Automotive plc ("the Company") for the year ended 31 March 2019 which comprise the Consolidated Income Statement, Consolidated Statement of Comprehensive Income or Expense, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement, the parent Company Balance Sheet, the parent Company Statement of Changes in Equity, the parent Company Cash Flow Statement, and the related notes, including the parent and Group accounting policies in note 2.

In our opinion:

- The financial statements give a true and fair view of the state of the Group's and of the parent Company's affairs as at 31 March 2019 and of the Group's loss for the year then ended;
- The Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU);
- The parent Company financial statements have been properly prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Act 2006; and
- The financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.

OVERVIEW

Materiality		£100m (2018: £60m)
Group financial statements as a whole		0.4% of Total Group revenue (2018: 4.0% Group profit before tax)
Coverage		85% (2018: 91%) of Total Group revenue
Key audit matters		**vs 2018**
Recurring risks	**New** Brexit uncertainties	^
	New Going concern	^
	Impairment of long-life intangible assets	^
	Valuation of pension liabilities	<>
	New Capitalisation of product engineering costs	v
Parent Company key audit matter	Recoverability of parent Company investment in subsidiaries and intra-Group debtors	<>

2. KEY AUDIT MATTERS: INCLUDING OUR ASSESSMENT OF RISKS OF MATERIAL MISSTATEMENT

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on the overall audit strategy, the allocation of resources in the audit and directing the efforts of the engagement team. These matters were addressed, and our results are based on procedures undertaken, in the context of our audit of the financial statements as a whole, and in forming our opinion on these matters. In arriving at our opinion above, the key audit matters were as follows:

The risk Our response The impact of uncertainties due to the UK exiting the European Union on our audit Unprecedented levels of uncertainty All audits assess and challenge the reasonableness of estimates, in particular as described in the Impairment of long-life intangible assets and Capitalisation of product engineering costs (together referred to as “the key audit matters affected”), and related disclosures and the appropriateness of the going concern basis of preparation of the financial statements (see below). All of these depend on assessments of the future economic environment and the Group’s future prospects and performance. Brexit is one of the most significant economic events for the UK and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. We developed a standardised firm-wide approach to the consideration of the uncertainties arising from Brexit in planning and performing our audits. Our procedures included: Our Brexit knowledge: We considered the directors’ assessment of Brexit-related sources of risk for the Group’s business and financial resources compared with our own understanding of the risks. We considered the directors’ plans to take action to mitigate the risks. Sensitivity analysis: When addressing the impairment of long-life intangible assets, capitalisation of product engineering costs and going concern and other areas that depend on forecasts and cash flows, we compared the directors’ analysis to our assessment of the full range of reasonably possible scenarios resulting from Brexit uncertainty and, where forecast cash flows are required to be discounted, considered adjustments to discount rates for the level of remaining uncertainty. Assessing transparency: As well as assessing individual disclosures as part of our procedures on the key audit matters affected we considered all of the Brexit-related disclosures together, including those in the strategic report, comparing the overall picture against our understanding of the risks. However, no audit should be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit. Independent auditor’s report to the members of Jaguar Land Rover Automotive plc FINANCIAL STATEMENTS 99

The risk Our response Going concern Refer to page 111 (accounting policy) Disclosure quality The financial statements explain how the Board has formed a judgement that it is appropriate to adopt the going concern basis of preparation for the Group and parent Company and whether any material uncertainties exist in relation to the going concern assumption. That judgement is based on an evaluation of the inherent risks to the Group and parent Company, in particular risks associated with political uncertainty, and how those risks might affect the Group and parent Company’s financial resources or ability to continue operations over a period of at least a year from the date of approval of the financial statements. The risks most likely to adversely affect the Group and parent Company’s available financial resources over this period were: The impact of trading disputes between the US and China and the US and the EU (leading to potential tariff changes), which are disrupting sales behaviour and consumer confidence in China and the US and causing significant costs on export of goods; and The impact of Brexit on the Group’s supply chain and on the export of goods by not maintaining free and frictionless trade. The risk for our audit was whether or not those risks were such that they amounted to a material uncertainty that may have cast significant doubt on the ability to continue as a going concern. Had they been such, then that fact would have been required to have been disclosed. Funding assessment: Evaluated the Group and parent Company’s financing terms. Key dependency assessment: Assessed sufficiency of Group and parent Company’s resources to repay the debt falling due in at least the 18 months from the date of approval of the financial statements. Historical accuracy: Evaluated historical forecasting accuracy of key inputs, including cash forecasts, by comparing to the actual results. Historical comparisons: Assessed appropriateness of Group and parent Company’s assumptions used in the cash flow projections by comparing those, where appropriate, to historical trends in volumes and margins. Benchmarking assumptions: Assessed appropriateness of Group and parent Company’s assumptions used in the cash flow projections by comparing to externally derived data in relation to key inputs such as sales volumes and cost inflation, where appropriate taking into consideration historical trends in volumes and margins. Sensitivity analysis: Considered sensitivities over the level of available financial resources indicated by the Group and parent Company’s financial forecasts, taking account of reasonably possible (but not unrealistic) adverse effects that could arise from these risks individually and collectively, such as increased tariffs as a result of Brexit, the US–EU and US–China trade disputes and tariff challenges. Assessing transparency: Performed procedure over the completeness and accuracy of the disclosures in the financial statements and ensured that they reflect the position of the Group’s financing and the risks associated with the Group‘s ability to continue as a going concern. 100 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

The risk Our response Impairment of long-life intangible assets (£5,627 million; 2018: £6,763 million) Refer to page 119 (accounting policy) and page 147 (financial disclosures). Forecast-based valuation The Group holds a significant amount of long-life intangible assets on its balance sheet, within a single cash-generating unit. The weak trading performance in China and the falling market capitalisation of the ultimate parent Company, Tata Motors Limited (“TML”), led the Group to perform an impairment assessment at both 31 December 2018 and 31 March 2019. The Group recognised an impairment of £3.1 billion during the year ended 31 March 2019. The recoverable value is considered to be the higher of the Company’s assessment of the value in use (“VIU”) methodology and fair value less costs of disposal (“FVLCD”) methodology. There is a risk over the Group’s assessment and measurement of impairment and therefore the impairment of long-life intangible assets due to: VIU model using optimistic expectations of key assumptions such as future sales volumes, gross margins, overheads and capital expenditure; and FVLCD model using optimistic adjustments to those cash flows used within the VIU model to reflect a market valuation of the Group. The effect of these matters is that, as part of our risk assessment, we determined that the value in use of £8 billion has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements in note 18 disclose the sensitivities estimated by the Group. Historical accuracy: Evaluated historical forecasting accuracy of key inputs, including cash forecasts, by comparing to the actual results. Historical comparisons: Assessed appropriateness of Group and parent Company’s assumptions used in the cash flow projections by comparing those, where appropriate, to historical trends in volumes and margins. Benchmarking assumptions: Assessed appropriateness of Group and parent Company’s assumptions used in the cash flow projections by comparing to externally derived data in relation to key inputs such as sales volumes and cost inflation, where appropriate taking into consideration historical trends in volumes and margins. Benchmarking assumptions: Compared the Group’s discount rate and long-term growth rate calculation to external benchmark data and comparative companies’ rates and reperformed the discount rate calculation using the capital asset pricing model with the assistance of our valuation specialists. Sensitivity analysis: Performed a sensitivity analysis over the reasonably possible combination of changes in the forecasts, including the impact of potential downside scenarios such as a hard Brexit, US tariffs and a slower-than-expected resurgence in the China market. Comparing valuations: Assessed Group’s reconciliation between the estimated market capitalisation of the Group and its VIU and FVLCD. Benchmarking assumptions: Compared the earnings multiple used in the FVLCD to comparative companies and to market data sources with the assistance of specialists. Assessing transparency: Assessed the completeness and accuracy of the disclosures in the financial statements and ensured that the disclosure reflects the impact of reasonably possible downside assumptions on the amount of impairment. Independent auditor’s report to the members of Jaguar Land Rover Automotive plc FINANCIAL STATEMENTS 101

102 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

	The risk	Our response
Valuation of pension liabilities (£8,648 million; 2018: £8,320 million) Refer to page 121, Defined benefit obligation estimate (accounting policy) and page 155, Defined benefit obligation (financial disclosures).	**Subjective valuation** Small changes in the assumptions applied to the valuation of the liabilities, being the discount rate, inflation rate and mortality/life expectancy used to value the Group's pension obligation (before deducting scheme assets) would have a significant effect on the Group's net pension deficit. The risk is that these assumptions are inappropriate, resulting in an inappropriate valuation of scheme liabilities. The effect of these matters is that, as part of our risk assessment, we determined that valuation of the pension obligation has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements (note 32) disclose the sensitivity estimated by the Group.	• **Control operation:** Tested the controls over the assumptions applied in the valuation and inspected the Group's annual validation of the assumptions used by its actuarial expert. Tested the Group's controls operating over selection and monitoring of its actuarial expert for competence and objectivity. • **Benchmarking assumptions:** Challenged, with the support of our own actuarial specialists, the key assumptions applied to the valuation of the liabilities, being the discount rate, inflation rate and mortality/life expectancy against externally derived data. • **Assessing transparency:** Considered the adequacy of the Group's disclosures in respect of the sensitivity of the deficit to these assumptions.
Capitalisation of product engineering costs (£4,859 million; 2018: £5,713 million) Refer to page 118 (accounting policy) and page 146 (financial disclosures).	**Forecast-based valuation** The application of the capitalisation criteria set out in IAS 38 by the Group involves key judgements around the date capitalisation commences. As a result of noting that the Group capitalises a high proportion of costs related to its product development spend compared to its peers and the Group recognising an impairment charge of £3.1 billion over long-life assets during the year, we assess that there is an elevated risk of material misstatement. **Accounting application in relation to this** The application of the capitalisation criteria set out in IAS 38 by the Group involves key judgements as to whether the nature of costs capitalised are directly attributable. The effect of these matters is that, as part of our risk assessment, we determined that capitalisation of product engineering costs has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements (note 2) disclose a reasonably possible alternative.	• **Control operation:** Tested the control over the Group's retrospective review of historically forecast material production costs at the point capitalisation commenced against actual costs observed in manufacture, being a key input to management's assessment of whether future economic benefit of development projects is probable, and the control over the Group's judgements as to whether indirect personnel and overhead costs are considered directly attributable. • **Benchmarking assumptions:** Compared the assumptions applied in the Group's assessment of economic viability to externally derived data in relation to key inputs such as projected volume sales. • **Assessing forecasts:** Assessed the Group's economic viability calculation by comparing relevant factors to source documentation, application of downside sensitivities to stress test assumptions, and work over the Group's overall forecasts. • **Historical comparison:** Performed a retrospective review to compare and assess previous economic viability assumptions against the actual outturn. • **Comparing valuations:** Compared the volumes used in the economic viability forecast produced by the Group to the VIU model in the impairment of long-life assets' assessment for consistency. • **Assessing transparency:** Considered the adequacy of the Group's disclosures in respect of the Group's judgement of whether the IAS 38 capitalisation criteria have been met.

We continue to perform procedures over completeness and accuracy of warranty provisions and revenue deductions for incentives anticipated on vehicles sold. However, following the revision of our materiality, we no longer consider the risk over the completeness and accuracy of the accrual for revenue deductions for incentives anticipated on vehicles sold to be one of the most significant risks in our current-year audit; therefore, it is not separately identified in our report this year. Similarly, we no longer consider the risk over completeness and accuracy of warranty provisions to be one of the most significant risks in our current-year audit; therefore, it is not separately identified in our report this year. 3. OUR APPLICATION O F MATERIAL ITY AND AN OVERVIEW OF THE SCOPE OF OUR AUD IT Materiality for the Group financial statements as a whole was set at £100 million (2018: £60 million), determined with reference to a benchmark of total Group revenue (2018: Group profit before tax), of which it represents 0.4% (2018: 4.0% Group profit before tax). We consider total Group revenue to be the most appropriate benchmark, as it provides a more stable measure year on year than Group profit before tax. In addition, a materiality level of £100 million is considered appropriate in the context of the impairment charge to long-life assets of £3.1 billion. Materiality for the parent Company financial statements as a whole was set at £65 million (2018: £55 million), determined with reference to a benchmark of Company total assets, of which it represents 1% (2018: 0.9%). Group revenue £24,214m (2018: £25,786m) Group materiality £100m (2018: £60m) Revenue Group materiality £100m Whole financial statements materiality (2018: £60m) £95m Range of materiality at 11 components (£15m–£95m) (2018: £5m–£55m) £5m Misstatements reported to the Audit Committee (2018: £2.75m) The risk Our response Recoverability of parent Company investment in subsidiaries and intra-Group debtors Investment (£1,655 million; 2018: £1,655 million) Intra-Group debtors (£4,898 million; 2018: £4,314 million) Refer to page 121 (accounting policy) and page 183 (financial disclosures). Low risk, high value The amount of the parent Company’s investment in its subsidiary, which acts as an intermediate holding company for the rest of the Company’s subsidiaries, represents 25% (2018: 28%) of the parent Company’s assets. The carrying amount of the intra-Group debtors balance comprises the remaining 75% (2018: 72%). Their recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to their materiality and following the weak trading performance of the Group, in the context of the Company financial statements this is considered to be one of the areas that had the greatest effect on our overall Company audit. Tests of detail: Compared the carrying amount of the parent Company’s only investment with the subsidiary’s draft balance sheet and assessed 100% of the Group debtor balance to identify whether its net assets, being an approximation of their minimum recoverable amount, were in excess of their carrying amount and assessed whether the Group headed by the subsidiary has historically been profit making. Assessing subsidiary audits: Assessed the work performed as part of the Group audit over the subsidiaries’ profits and net assets. Comparing valuations: Compared the carrying amount of the investment in the subsidiary to the Group’s estimated market capitalisation of its ultimate parent, adjusted to exclude the liabilities of the parent Company and net assets of companies outside the Group, being an approximation of the recoverable amount of the investment. Independent auditor’s report to the members of Jaguar Land Rover Automotive plc FINANCIAL STATEMENTS 103

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £5 million in addition to other identified misstatements that warranted reporting on qualitative grounds. Of the Group’s 37 (2018: 31) reporting components, we subjected 4 (2018: 4) to full-scope audits for Group purposes and 7 (2018: 9) to specified risk-focused audit procedures. The latter were not individually financially significant enough to require a full-scope audit for Group purposes, but did present specific individual risks that needed to be addressed. The components within the scope of our work accounted for the percentages illustrated below. performed by component auditors and the rest, including the audit of the parent Company, was performed by the Group team. The Group team visited three (2018: three) component locations in the United States, China and Germany in both years to assess the audit risk and strategy. Video and telephone conference meetings were also held with these component auditors and all others which were not physically visited. At these visits and meetings, the findings reported to the Group team were discussed in more detail, and any further work required by the Group team was then performed by the component auditor. 4. WE HAVE NOTHING TO REPORT ON GOING CONCERN The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Company or the Group or to cease their operations, and as they have concluded that the Company’s and the Group’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”). Our responsibility is to conclude on the appropriateness of the directors’ conclusions and, had there been a material uncertainty related to going concern, to make reference to that in this audit report. However, as we cannot predict all future events or conditions, and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of reference to a material uncertainty in this auditor’s report is not a guarantee that the Group and the Company will continue in operation. We identified going concern as a key audit matter (see section 2 of this report). Based on the work described in our response to that key audit matter, we are required to report to you if: We have anything material to add or draw attention to in relation to the directors’ statement in note 2 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Company’s use of that basis for a period of at least 12 months from the date of approval of the financial statements; or We have concluded that the use of the going concern basis of accounting is inappropriate or there is an undisclosed material uncertainty that may cast significant doubt over the use of that basis for a period of at least a year from the date of approval of the financial statements. We have nothing to report in these aspects. Group revenue 85% (2018: 91%) 13% 73% 72% 18% Group total assets 93% (2018: 95%) 90% 86% Group profit before tax 97% (2018: 98%) 2% 96% 95% 2% 7% 5% Full scope for Group audit purposes 2019 Specified risk-focused audit procedures 2019 Full scope for Group audit purposes 2018 Specified risk-focused audit procedures 2018 Residual components The remaining 15% (2018: 9%) of total Group revenue, 3% (2018: 2%) of Group profit before tax and 7% (2018: 5%) of total Group assets are represented by 20 (2018: 18) reporting components, none of which individually represented more than 3% (2018: 2%) of any of total Group revenue, Group profit before tax or total Group assets. For these residual components, we performed analysis at an aggregated Group level to reexamine our assessment that there were no significant risks of material misstatement within these. The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from £15 million to £95 million (2018: £5 million to £55 million), having regard to the mix of size and risk profile of the Group across the components. The work on 9 of the 11 (2018: 11 of the 13) components was 104 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

5. W E HAVE NOTHING TO REPORT O N THE OTHER INFORMATION IN THE ANNUAL REPORT The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon. Strategic report and directors’ report Based solely on our work on the other information: We have not identified material misstatements in the strategic report and the directors’ report; In our opinion the information given in those reports for the financial year is consistent with the financial statements; and In our opinion those reports have been prepared in accordance with the Companies Act 2006. 6. WE HAVE NOTHING TO REPORT ON THE OTHER MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION Under the Companies Act 2006, we are required to report to you if, in our opinion: Adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or The parent Company financial statements are not in agreement with the accounting records and returns; or Certain disclosures of directors’ remuneration specified by law are not made; or We have not received all the information and explanations we require for our audit. We have nothing to report in these respects. 7. RESPECTIVE RESPONSIBILITIES Directors’ responsibilities As explained more fully in their statement set out on page 95, the directors are responsible for the preparation of the financial statements, including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities. 8. THE PURPOSE OF OUR AUDIT WORK AND TO WHOM WE OWE OUR RESPONSIBILITIES This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed. JOHN LEECH (SENIOR STATUTORY AUDITOR) FOR AND ON BEHALF OF KPMG LLP, STATUTORY AUDITOR CHARTERED ACCOUNTANTS ONE SNOWHILL SNOW HILL QUEENSWAY BIRMINGHAM B4 6GH 3 JUNE 2019 Independent auditor’s report to the members of Jaguar Land Rover Automotive plc FINANCIAL STATEMENTS 105

CONSOLIDATED INCOME STATEMENT Year ended 31 March Note 2019 £m 2018 restated** £m 2017 restated** £m Revenue 5 24,214 25,786 24,339 Material and other cost of sales* 4, 6 (15,670) (16,328) (15,071) Employee costs* 4, 7 (2,820) (2,722) (2,490) Other expenses* 4, 10 (5,567) (5,846) (5,376) Exceptional items 4 (3,271) 438 151 Engineering costs capitalised 11 1,576 1,610 1,426 Other income 205 420 379 Depreciation and amortisation (2,164) (2,075) (1,656) Foreign exchange (loss)/gain and fair value adjustments (59) 29 (253) Finance income 12 35 33 33 Finance expense (net) 12 (111) (85) (68) Share of profit of equity accounted investments 15 3 252 159 (Loss)/profit before tax 13 (3,629) 1,512 1,573 Income tax credit/(expense) 14 308 (398) (331) (Loss)/profit for the year (3,321) 1,114 1,242 Attributable to: Owners of the Company (3,325) 1,112 1,242 Non-controlling interests 4 2 – * “Material and other cost of sales”, “Employee costs” and “Other expenses” exclude the exceptional items explained in note 4. ** See note 2 for details of the restatement due to changes in accounting policies. CONSOLIDATED FINANCIAL STATEMENTS 106 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

CONSOLIDATED STATEMENT O F COMPREHENSIVE INCOME/(EXPENSE) Year ended 31 March Note 2019 £m 2018 restated* £m 2017 restated* £m (Loss)/profit for the year (3,321) 1,114 1,242 Items that will not be reclassified subsequently to profit or loss: Remeasurement of defined benefit obligation 32 (270) 546 (895) Loss on effective cash flow hedges of inventory (197) – – Income tax related to items that will not be reclassified 14, 20 76 (89) 143 (391) 457 (752) Items that may be reclassified subsequently to profit or loss: Gain/(loss) on cash flow hedges (net) 92 2,442 (1,729) Currency translation differences (4) (4) 34 Income tax related to items that may be reclassified 14, 20 (19) (462) 322 69 1,976 (1,373) Other comprehensive (expense)/income net of tax (322) 2,433 (2,125) Total comprehensive (expense)/income attributable to shareholder (3,643) 3,547 (883) Attributable to: Owners of the Company (3,647) 3,545 (883) Non-controlling interests 4 2 – * See note 2 for details of the restatement due to changes in accounting policies. Consolidated financial statements FINANCIAL STATEMENTS 107

CONSOLIDATED BALANCE SHEET As at 31 March Note 2019 £m 2018 restated* £m 2017 restated* £m Non-current assets Investments 15 546 516 475 Other financial assets 16 170 414 270 Property, plant and equipment 17 6,492 7,417 5,885 Intangible assets 18 5,627 6,763 6,167 Other non-current assets 19 83 82 80 Deferred tax assets 20 512 413 511 Total non-current assets 13,430 15,605 13,388 Current assets Cash and cash equivalents 21 2,747 2,626 2,878 Short-term deposits and other investments 1,028 2,031 2,609 Trade receivables 1,362 1,612 1,273 Other financial assets 16 314 494 218 Inventories 23 3,608 3,767 3,464 Other current assets 19 570 630 517 Current tax assets 10 10 3 Total current assets 9,639 11,170 10,962 Total assets 23,069 26,775 24,350 Current liabilities Accounts payable 24 7,083 7,614 6,508 Short-term borrowings 25 881 652 179 Other financial liabilities 26 1,042 1,189 2,139 Provisions 27 988 758 644 Other current liabilities 28 664 547 490 Current tax liabilities 94 160 144 Total current liabilities 10,752 10,920 10,104 Non-current liabilities Long-term borrowings 25 3,599 3,060 3,395 Other financial liabilities 26 310 281 1,399 Provisions 27 1,140 1,055 988 Retirement benefit obligation 32 667 438 1,461 Other non-current liabilities 28 521 454 362 Deferred tax liabilities 20 101 583 60 Total non-current liabilities 6,338 5,871 7,665 Total liabilities 17,090 16,791 17,769 Equity attributable to shareholders Ordinary shares 29 1,501 1,501 1,501 Capital redemption reserve 29 167 167 167 Other reserves 30 4,305 8,308 4,913 Equity attributable to shareholders 5,973 9,976 6,581 Non-controlling interests 6 8 – Total equity 5,979 9,984 6,581 Total liabilities and equity 23,069 26,775 24,350 * See note 2 for details of the restatement due to changes in accounting policies. These consolidated financial statements were approved by the Board and authorised for issue on 31 May 2019. They were signed on its behalf by: PROF. DR. RALF D. SPETH CHIEF EXECUTIVE OFFICER COMPANY REGISTERED NUMBER: 06477691 108 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 109
Consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary shares £m	Capital redemption reserve £m	Other reserves £m	Equity attributable to shareholder £m	Non-controlling interests £m	Total equity £m
Balance at 1 April 2018 restated*	**1,501**	**167**	**8,308**	**9,976**	**8**	**9,984**
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax)	–	–	(32)	(32)	–	(32)
Adjusted balance at 1 April 2018	**1,501**	**167**	**8,276**	**9,944**	**8**	**9,952**
(Loss)/profit for the year	–	–	(3,325)	(3,325)	4	(3,321)
Other comprehensive expense for the year	–	–	(322)	(322)	–	(322)
Total comprehensive (expense)/income	**–**	**–**	**(3,647)**	**(3,647)**	**4**	**(3,643)**
Amounts removed from hedge reserve and recognised in inventory	–	–	(122)	(122)	–	(122)
Income tax related to amounts removed from hedge reserve and recognised in inventory	–	–	23	23	–	23
Dividend	–	–	(225)	(225)	–	(225)
Distribution to non-controlling interest	–	–	–	–	(6)	(6)
Balance at 31 March 2019	**1,501**	**167**	**4,305**	**5,973**	**6**	**5,979**
Balance at 1 April 2017	**1,501**	**167**	**4,913**	**6,581**	**–**	**6,581**
Profit for the year restated*	–	–	1,112	1,112	2	1,114
Other comprehensive income for the year restated*	–	–	2,433	2,433	–	2,433
Total comprehensive income restated*	**–**	**–**	**3,545**	**3,545**	**2**	**3,547**
Dividend	–	–	(150)	(150)	–	(150)
Acquisition of non-controlling interest	–	–	–	–	11	11
Distribution to non-controlling interest	–	–	–	–	(5)	(5)
Balance at 31 March 2018 restated*	**1,501**	**167**	**8,308**	**9,976**	**8**	**9,984**
Balance at 1 April 2016	**1,501**	**167**	**5,946**	**7,614**	**–**	**7,614**
Profit for the year restated*	–	–	1,242	1,242	–	1,242
Other comprehensive expense for the year restated*	–	–	(2,125)	(2,125)	–	(2,125)
Total comprehensive expense	**–**	**–**	**(883)**	**(883)**	**–**	**(883)**
Dividend	–	–	(150)	(150)	–	(150)
Balance at 31 March 2017	**1,501**	**167**	**4,913**	**6,581**	**–**	**6,581**

* See note 2 for details of the restatement due to changes in accounting policies.

CONSOLIDATED CASH FLOW STATEMENT Year ended 31 March Note 2019 £m 2018 £m 2017 £m Cash flows from operating activities Cash generated from operations 38 2,458 3,064 3,291 Dividends received 15 22 206 68 Income tax paid (227) (312) (199) Net cash generated from operating activities 2,253 2,958 3,160 Cash flows used in investing activities Investment in equity accounted investments 15 – – (12) Purchases of other investments (14) (25) (1) Investment in other restricted deposits (35) (26) (32) Redemption of other restricted deposits 36 16 51 Movements in other restricted deposits 1 (10) 19 Investment in short-term deposits and other investments (2,437) (5,493) (5,097) Redemption of short-term deposits and other investments 3,511 6,016 3,797 Movements in short-term deposits and other investments 1,074 523 (1,300) Purchases of property, plant and equipment (1,590) (2,135) (1,584) Proceeds from sale of property, plant and equipment 2 – 1 Net cash outflow relating to intangible asset expenditure (1,785) (1,614) (1,473) Finance income received 34 33 33 Acquisition of subsidiaries (net of cash acquired) – 6 – Net cash used in investing activities (2,278) (3,222) (4,317) Cash flows (used in)/generated from financing activities Finance expenses and fees paid (210) (158) (150) Proceeds from issuance of short-term borrowings 649 543 488 Repayment of short-term borrowings (703) (546) (443) Proceeds from issuance of long-term borrowings 1,214 373 857 Repayment of long-term borrowings (547) – (57) Payments of lease obligations (2) (4) (4) Distributions to non-controlling interests (3) (5) – Dividends paid 31 (225) (150) (150) Net cash generated from financing activities 173 53 541 Net increase/(decrease) in cash and cash equivalents 148 (211) (616) Cash and cash equivalents at beginning of year 21 2,626 2,878 3,399 Effect of foreign exchange on cash and cash equivalents (27) (41) 95 Cash and cash equivalents at end of year 21 2,747 2,626 2,878 110 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

CONSOLIDATED CASH FLOW STATEMENT Year ended 31 March Note 2019 £m 2018 £m 2017 £m Cash flows from operating activities Cash generated from operations 38 2,458 3,064 3,291 Dividends received 15 22 206 68 Income tax paid (227) (312) (199) Net cash generated from operating activities 2,253 2,958 3,160 Cash flows used in investing activities Investment in equity accounted investments 15 – – (12) Purchases of other investments (14) (25) (1) Investment in other restricted deposits (35) (26) (32) Redemption of other restricted deposits 36 16 51 Movements in other restricted deposits 1 (10) 19 Investment in short-term deposits and other investments (2,437) (5,493) (5,097) Redemption of short-term deposits and other investments 3,511 6,016 3,797 Movements in short-term deposits and other investments 1,074 523 (1,300) Purchases of property, plant and equipment (1,590) (2,135) (1,584) Proceeds from sale of property, plant and equipment 2 – 1 Net cash outflow relating to intangible asset expenditure (1,785) (1,614) (1,473) Finance income received 34 33 33 Acquisition of subsidiaries (net of cash acquired) – 6 – Net cash used in investing activities (2,278) (3,222) (4,317) Cash flows (used in)/generated from financing activities Finance expenses and fees paid (210) (158) (150) Proceeds from issuance of short-term borrowings 649 543 488 Repayment of short-term borrowings (703) (546) (443) Proceeds from issuance of long-term borrowings 1,214 373 857 Repayment of long-term borrowings (547) – (57) Payments of lease obligations (2) (4) (4) Distributions to non-controlling interests (3) (5) – Dividends paid 31 (225) (150) (150) Net cash generated from financing activities 173 53 541 Net increase/(decrease) in cash and cash equivalents 148 (211) (616) Cash and cash equivalents at beginning of year 21 2,626 2,878 3,399 Effect of foreign exchange on cash and cash equivalents (27) (41) 95 Cash and cash equivalents at end of year 21 2,747 2,626 2,878 110 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Joint ventures and associates (equity accounted investments) Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the Group’s returns. Associates are those entities in which the Group has significant influence but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of the investee. Joint ventures and associates are accounted for using the equity method and are recognised initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investments, from the date that joint control or significant influence commences until the date that joint control or significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. When the Group transacts with a joint venture or associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in its joint venture or associate. Dividends received are recognised when the right to receive payment is established. USE OF ESTIMATES AND JUDGEMENTS The preparation of financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those that are significant to the Group are discussed separately below. Notes 17 and 18 provide further details of the exceptional impairment charge recognised in the year ended 31 March 2019, including disclosing additional sensitivities performed. JUDGEMENTS In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements: Revenue recognition: Vehicle revenue, as the primary source of income for the Group, is recognised when control of the vehicle passes to the customer, which the Group has assessed is when the vehicle is either despatched or held on behalf of the customer but depends on the underlying terms of the customer contract. Control of an asset refers to having the ability to direct the use of the asset and obtain substantially all of the remaining economic benefit. The transfer of control depends on the consideration of a number of facts and circumstances surrounding the relevant transaction, such as the transfer of risks and rewards of ownership, transfer of legal title, transfer of physical possession, customer acceptance and whether or not an entity has a present right to payment. The Group determines the transfer of control with reference to those factors, thus ultimately driving revenue recognition. In some instances, the Group recognises revenue on a bill-and-hold basis where control of the vehicle has been transferred to the customer but physical possession is retained by the Group (for example, within a vehicle holding compound) until a future point in time. Revenue is recognised on the meeting of bill-and-hold criteria, which are considered to be met as the reason for the bill-and-hold is substantive (as the customer requests JLR to retain possession, usually due to a lack of available space at their own premises), the vehicles are identifiable as separately belonging to the customer (on the basis that each vehicle has a unique Vehicle Identification Number), the vehicle must be ready for physical transfer to the customer (which it is, given that it is fully built and safety-checked off the manufacturing line) and the Group does not have the ability to use the vehicle or direct it elsewhere. Assessment of cash-generating units: The Group has determined that there is one cash-generating unit. This is on the basis that there are no smaller groups of assets that can be identified with certainty that generate specific cash inflows that are independent of the inflows generated by other assets or groups of assets. Refer to note 18. Alternative performance measures (APMs): Management exercises judgement in determining the adjustments to apply to IFRS measurements in order to derive APMs that provide additional useful information on the underlying trends. Refer to note 3. 2 Accounting policies (continued) 112 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Capitalisation of product engineering costs: The Group undertakes significant levels of research and development activity, and for each vehicle programme a periodic review is undertaken. The Group applies judgement in determining at what point in a vehicle programme’s life cycle the recognition criteria under IAS 38 are satisfied and estimates the proportion of central overhead allocated. If a later point had been used then this would have had the impact of reducing the amounts capitalised as product engineering costs. If central overheads had not been allocated it would have reduced the amount capitalised by £146 million. Deferred tax asset recognition: The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions. ESTIMATES AND ASSUMPTIONS The areas where assumptions and estimates are significant to the financial statements are as described below. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant estimates are those that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. Other estimates are those that may affect carrying amounts in the longer term. SIGNIFICANT ESTIMATES Impairment of intangible and tangible fixed assets: The Group tests annually whether indefinite lived intangible fixed assets have suffered any impairment. The recoverable amount of the cash-generating unit is based on the higher of value in use and the fair value less cost of disposal. Value in use is calculated from cash flow projections generally over five years using data from the Group’s latest internal forecasts and extrapolated beyond five years using estimated long-term growth rates. Key assumptions and sensitivities for impairment are disclosed in note 18. The Group has considered it appropriate to include additional sensitivities for the year ended 31 March 2019 for further transparency. Retirement benefit obligation: The present value of the post-employment benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact upon the carrying amount of post-employment benefit obligations. Key assumptions and sensitivities for post-employment benefit obligations are disclosed in note 32. OTHER ESTIMATES Product warranties: The Group provides product warranties on all new vehicle sales. Provisions are generally recognised when vehicles are sold or when new warranty programmes are initiated. Based on historical warranty claim experience, assumptions have to be made on the type and extent of future warranty claims and customer goodwill (representing the Group’s constructive obligation to its customers when managing those warranty claims), as well as on possible recall campaigns. These assessments are based on experience of the frequency and extent of vehicle faults and defects in the past. In addition, the estimates also include assumptions on the amounts of potential repair costs per vehicle and the effects of possible time or mileage limits. The provisions are regularly adjusted to reflect new information. Refer to note 27. The Group also has back-to-back contractual arrangements with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries by supplier, adjusted for inflation and applied to the population of vehicles under warranty at the balance sheet date. Supplier reimbursement claims are presented as separate assets in note 16. Investment in equity accounted investees: At each balance sheet date or when there are indicators of impairment, the Group assesses whether there is any objective evidence that the carrying value of equity accounted investments may be impaired. As a result of the slowdown in the Chinese automotive market, at 31 March 2019, the Group’s investment in Chery Jaguar Land Rover Automotive Company Ltd. was tested for impairment in accordance with IAS 36 by comparing the carrying value of the investment to its recoverable amount. The recoverable amount is dependent on a wide range of assumptions, including sales volume forecasts, operating margin, capital expenditure and discount rate. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 113

These assumptions are primarily based on a combination of the investment’s historical performance, the Group’s latest internal forecasts and market data on the expectation for the Chinese automotive market. The estimated recoverable amount of the investment is higher than the carrying value. If the assumptions do not materialise, in whole or in part, these will impact the entity’s expected future cash flows and may result in a future impairment. The Group used a discount rate of 10.8 per cent in the value in use calculation. A discount rate of 11.5 per cent would result in a value in use equal to the carrying amount of the investment. The carrying values of equity accounted investments are disclosed in note 15. Variable marketing expense: The Group offers sales incentives in the form of variable marketing expense to customers, which vary depending on the timing and customer of any subsequent sale of the vehicle. This sales incentive is accounted for as a revenue reduction and is constrained to a level that is highly probable not to reverse the amount of revenue recognised when any associated uncertainty is subsequently resolved. The Group estimates the expected sales incentive by market and considers uncertainties including competitor pricing, ageing of dealer stock and local market conditions. The constraint on variable consideration is estimated with reference to historical accuracy, the current position of market conditions and a future-looking assessment considering relevant geopolitical factors. Uncertain tax provisions: Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required the exposure is disclosed as a contingent liability in note 33 unless the likelihood of an outflow of economic benefits is remote. REVENUE RECOGNITION Revenue comprises the consideration earned by the Group in respect of the output of its ordinary activities. It is measured based on the consideration specified in the contract with the customer and excludes amounts collected on behalf of third parties, and net of settlement discounts, bonuses, rebates and sales incentives. The Group considers its primary customers from the sale of vehicles, parts and accessories (its primary revenue-generating streams) are generally retailers, fleet and corporate customers, and other third-party distributors. The Group recognises revenue when it transfers control of a good or service to a customer, thus evidencing the satisfaction of the associated performance obligation under that contract. As described in note 37, the Group operates with a single automotive reporting segment, principally generating revenue from the sales of vehicles, parts and accessories. The sale of vehicles also can include additional services provided to the customer at the point of sale, for which the individual vehicle and services are accounted for as separate performance obligations, as they are considered separately identifiable. The contract transaction price is allocated among the identified performance obligations based on their stand-alone selling prices. Where the stand-alone selling price is not readily available and observable, it is estimated using an appropriate alternative approach. 2 Accounting policies (continued) 114 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Significant revenue areas Nature, timing of satisfaction of performance obligations and significant payment terms Vehicles, parts and accessories (and other goods) The Group recognises revenue on the sale of vehicles, parts and accessories at the point of “wholesale”, which is determined by the underlying terms and conditions of the contract with the customer as to when control transfers to them. The overall principle of control under IFRS 15 considers which party has the ability to direct the use of an asset and to obtain substantially all of the remaining economic benefits. Determining the transfer of control with regards to the sale of goods is driven by a consideration of a number of factors, including: The point at which the risks and rewards of ownership pass to the customer; The point at which the customer takes physical possession of the good or product; The point at which the customer accepts the good or product; The point at which the Group has a present right to payment for the sale of the good or product; and The point at which legal title to the good or product transfers to the customer. In the vast majority of cases, the sale of the relevant good is recognised at the point of dispatch (at release to the carrier responsible for transportation to the customer) or the point of delivery to the customer, which coincides with the invoicing point. In some instances, revenue may be recognised on a bill-and-hold basis where vehicles, for example, are sold to the customer but are retained in the Group’s possession at a vehicle holding compound on behalf of the customer ahead of being physically transferred to them at a future time. Such arrangements meet the criteria for bill-and-hold arrangements under IFRS 15 to ensure that the customer has obtained the ultimate control of the product when revenue is recognised. The reason for the bill-andhold is substantive (as the customer requests JLR to retain possession, usually due to a lack of available space at their own premises), the vehicles are identifiable as separately belonging to the customer (on the basis that each vehicle has a unique Vehicle Identification Number), the vehicle must be ready for physical transfer to the customer (which it is, given that it is fully built and safety-checked off the manufacturing line) and the Group does not have the ability to use the vehicle or direct it elsewhere. The Group operates with financing partners across the world that provide wholesale financing arrangements to the retail network for vehicle sales, which enables cash settlement to occur immediately (usually within two working days) for purchases from the Group. For the sale of parts and accessories, the Group typically receives payment in line with the invoice payment terms stipulated and agreed with its customers, which are usually 30 days. Sales incentives In accordance with IFRS 15, the costs associated with providing sales support and incentives (variable marketing expense) are considered to be variable components of consideration, thus reducing the amount of revenue recognised by the Group. Under IFRS 15, the Group ensures that variable consideration is recognised to the extent of the amount to which it ultimately expects to be entitled. To meet this principle, the Group constrains its estimate of variable consideration to include amounts only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with such variability is subsequently resolved. The Group considers that the variable consideration received for contracts with multiple performance obligations is allocated to all such obligations only when applicable. In the vast majority of instances, the Group considers that variable components of consideration are allocated only to the relevant and applicable performance obligations. For example, with the sale of a vehicle, the cost of the incentive provided is allocated entirely to the vehicle as its purpose is to incentivise the sale of the vehicle. Scheduled maintenance contracts Scheduled maintenance contracts sold with a vehicle provide the end customer with the benefit of bringing their vehicle to a dealership for the routine maintenance required to maintain compliance for warranty purposes. These are considered a separate performance obligation of the Group. The Group typically receives payment relating to the scheduled maintenance contract at the same time as the proceeds from the vehicle sale, at which point the amount is recognised as a contract liability based on the stand-alone selling price, which is measured using a cost-plus approach. The Group recognises revenue for scheduled maintenance contracts based on the expected performance of the services over the period from the point of a vehicle being retailed to an end customer and aligning to the expected costs to fulfil those services. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 115

Significant revenue areas Nature, timing of satisfaction of performance obligations and significant payment terms Telematics Telematics features provide a service to the customer typically aligned to the warranty period of the vehicle, allowing for the ability to connect the vehicle with, and interact via, an end customer’s mobile phone. These are considered a separate performance obligation of the Group. The Group typically receives payment relating to telematics features up-front at the same time as the proceeds from the vehicle sale, at which point the amount is recognised as a contract liability based on the stand-alone selling price, which for optional features is measured at the applicable purchase price and for standard-fit features is measured using a cost-plus basis. The Group recognises revenue on a straight-line basis over the term of the service from the point of the vehicle being retailed to an end customer in line with the expected costs to fulfil those services. Warranty considerations as a service Vehicles and parts sold by the Group include a standard warranty to guarantee the vehicle complies with agreed-upon specifications for a defined period of time. Where the warranty offering to the end customer exceeds the standard market expectation for similar products, or is considered to provide a service to the end customer in excess of simply providing assurance that the agreed-upon specification is met, the Group consider the additional warranty to constitute a service to the end customer and therefore a separate performance obligation. Revenue is only recognised in the period to which the warranty service relates, up to which point it is recognised as a contract liability. Repurchase arrangements Some contracts with customers include an option or obligation for the Group to repurchase the product sold (including repurchasing a product originally sold as part of an amended product). Such instances are common in the Group’s arrangements with third-party fleet customers or in contract manufacturing arrangements that the Group is party to, for example. The Group does not recognise revenue on the original sale, as in such cases it is considered to retain ultimate control of that product. The related inventory therefore continues to be recognised on the Group’s consolidated balance sheet and the consideration received from the customer is treated as a liability. Nuances in the accounting treatment occur depending on whether the contractual repurchase price is less than, more than or equal to the original sale price, and this ultimately results in the arrangement being treated as a lease or a financing arrangement. If considered to be a lease arrangement, where the repurchase price is lower than the original sale price, the difference between the proceeds received and the repurchase amount is recognised as income over the contractual term on a straight-line basis. Revenue recognised under such arrangements is outside of the scope of IFRS 15 and instead is recognised in line with IAS 17 Leases. Revenue is recognised only when the relevant good or product is sold by the Group with no repurchase obligation or option attached. Returns obligations, refunds and similar obligations Vehicle sales do not typically include allowances for returns or refunds, although in some markets there is legislative requirement for Jaguar Land Rover as an automotive manufacturer to repurchase or reacquire a vehicle if quality issues arise that have been remedied a number of times and where the owner no longer wishes to own the vehicle as a result. With regards to the sale of other goods, where rights of return may be prevalent, the Group estimates the level of returns based on the historical data for specific products, adjusted as necessary to estimate returns for new products. In line with the requirements of IFRS 15, a sale is not recognised for expected returns, and instead the Group recognises a refund liability and asset where required. Non-cash consideration In some instances, the Group engages in transactions that involve non-cash consideration, where a customer provides consideration in a form other than cash. This is most often demonstrated in marketing and sponsorship arrangements that the Group enters into, with an exchange of goods and/or services with its customers. Such non-cash consideration is measured at its fair value, which is determined by assessing the selling price value of the goods or services received as consideration. If this cannot be reasonably estimated, then the Group measures such consideration indirectly with reference to the standalone selling price of the goods or services promised to the customer. COST RECOGNITION Costs and expenses are recognised when incurred and are classified according to their nature. Expenditures are capitalised, where appropriate, in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group. 2 Accounting policies (continued) 116 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Material and other cost of sales as reported in the consolidated income statement is presented net of the impact of realised foreign exchange relating to derivatives hedging cost exposures. GOVERNMENT GRANTS AND INCENTIVES Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or, immediately, if the costs have already been incurred. Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period in which the grant is received. Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives. FOREIGN CURRENCY The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP. Except where noted below, the directors of the Company have determined that the functional currency of the UK and non- UK selling operations is GBP, being the primary economic environment that influences these operations. This is on the basis that the directors assess control as being in the UK and that GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income. The functional currency of Chery Jaguar Land Rover Automotive Company Ltd., the Group’s principal joint venture, is Chinese Yuan (CNY). The functional currency of Jaguar Land Rover Slovakia s.r.o, Jaguar Land Rover Classic Deutschland GmbH and Jaguar Land Rover Ireland (Services) Limited is Euro, the functional currency of Jaguar Land Rover India is INR, the functional currency of Jaguar Land Rover Classic USA LLC is USD and the functional currency of Jaguar Land Rover Hungary KFT is HUF. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as “Foreign exchange (loss)/gain and fair value adjustments”. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (non-GBP functional currency) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity. INCOME TAXES Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carryforwards and unused tax credits could be utilised. Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 117

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. EXCEPTIONAL ITEMS Exceptional items are disclosed separately in the consolidated income statement and excluded from adjusted EBIT and adjusted EBITDA measures to enhance the reader’s understanding of the performance of the Group by excluding items that would otherwise distort reporting of the Group’s performance due to their size or nature. The following are included in the Group’s assessment of exceptional items: An impairment charge of £3,105 million for the year ended 31 March 2019 following an impairment exercise undertaken in accordance with IAS 36; Restructuring costs of £149 million relating to a Group-wide voluntary redundancy programme announced and carried out during the year ended 31 March 2019; Past service costs and past service credits arising from amendments to the Group’s defined benefit pension plans; and The impact of the explosion at the port of Tianjin (China) in August 2015, including reassessments of the provision against the carrying value of inventory and recoveries of taxes, duties and insurance proceeds in subsequent years. Further details of exceptional items are given in note 4. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated. Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows: Class of property, plant and equipment Estimated useful life years Buildings 20 to 40 Plant, equipment and leased assets 3 to 30 Vehicles 3 to 10 Computers 3 to 6 Fixtures and fittings 3 to 20 The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Residual values are reassessed on an annual basis. Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as the Group considers their residual value to approximate their cost. INTANGIBLE ASSETS Acquired intangible assets Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost, which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. 2 Accounting policies (continued) 118 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

For intangible assets with finite lives, amortisation is charged on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below: Class of intangible asset Estimated amortisation period years Software 2 to 8 Patents and technological know-how 2 to 12 Customer-related – dealer network 20 Intellectual property rights and other intangibles 3 to indefinite The amortisation for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles mainly consist of brand names, which are considered to have indefinite lives due to the longevity of the brands. Internally generated intangible assets Research costs are charged to the consolidated income statement in the year in which they are incurred. Product engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets – when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Product engineering cost is amortised over the life of the related product, being a period of between two and ten years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any. Amortisation is not recorded on product engineering in progress until development is complete. IMPAIRMENT Property, plant and equipment and intangible assets At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier if there is an indication that the asset may be impaired. The estimated recoverable amount is the higher of value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement. An annual review of the carrying value of heritage assets is performed as the assets are held at cost and not depreciated and any write-down in the carrying value is recognised immediately in the consolidated income statement. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 119

Equity accounted investments: Joint ventures and associates The requirements of IAS 36 Impairment of Assets are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in a joint venture or an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value. INVENTORIES Inventories are valued at the lower of cost and net realisable value. Costs of raw materials and consumables are ascertained on a first-in, first-out basis. Costs, including fixed and variable production overheads, are allocated to workin- progress and finished goods, determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work-in-progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement. PROVISIONS A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are held for product warranty, legal and product liabilities, residual risks, restructuring and environmental risks as detailed in note 27 to the consolidated financial statements. Supplier reimbursements are recognised as separate assets within “Other financial assets”. See note 16. LONG-TERM INCENTIVE PLAN (“LTIP”) The Group operated a share-based payment LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash-settled arrangements, whereby a liability is recognised at fair value at the date of grant, using the Black-Scholes model. At each balance sheet date, until the liability is settled, the fair value of the liability is remeasured, with any corresponding changes in fair value recognised in the consolidated income statement. LEASES At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the contractual terms and substance of the lease arrangement. Assets taken on finance lease A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets taken on operating lease Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group’s consolidated balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in “Other expenses”. The impact on the Group’s accounting policies for leases under IFRS 16 for the year ended 31 March 2020 is given on page 129. 2 Accounting policies (continued) 120 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

EMPLOYEE BENEFITS Pension schemes The Group operates several defined benefit pension schemes; the UK defined benefit schemes were previously contracted out of the second state pension scheme until 5 April 2016. The assets of the plans are generally held in separate trustee-administered funds. The plans provide for a monthly pension after retirement based on salary and service as set out in the rules of each scheme. Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised. The UK defined benefit schemes were closed to new joiners in April 2010. For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial revaluations being carried out at the end of each reporting period. Defined benefit costs are split into three categories: Current service cost, past service cost and gains and losses on curtailments and settlements; Net interest cost; and Remeasurement. Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled. Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability. The Group presents these defined benefit costs within “Employee costs” in the consolidated income statement (see note 7). Separate defined contribution schemes are available to all other employees of the Group. Costs in respect of these schemes are charged to the consolidated income statement as incurred. Post-retirement Medicare scheme Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an early separation scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation. Actuarial gains and losses Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise. Measurement date The measurement date of all retirement plans is 31 March. FINANCIAL INSTRUMENTS Recognition and derecognition A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 121 the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings. Financial assets are written off when there is no reasonable expectation of recovery. The Group reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. Initial measurement Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified. Classification and measurement – financial assets Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Group reclassifies financial assets when and only when its business model for managing those assets changes. Financial assets are classified into three categories: Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets, finance receivables and other financial assets. Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss. Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied. Classification and measurement – financial liabilities Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss. Other financial liabilities are measured at amortised cost using the effective interest method. Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes. 2 Accounting policies (continued) 122 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

Impairment The Group recognises a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted back using the applicable effective interest rate) and uses reasonable and supportable information. Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those where credit risk has increased significantly since initial recognition. The Group adopts the simplified approach permitted in IFRS 9 to apply lifetime expected credit losses to trade receivables and contract assets, thereby eliminating the need to assess changes in credit risk for those assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated. Objective evidence for a significant increase in credit risk may include where payment is overdue by 90 or more days as well as other information about significant financial difficulties of the borrower. Credit risk has increased significantly when the probability of default has increased significantly. Such increases are relative and assessment may include external ratings (where available) or other information such as past due payments. Historic data and forward-looking information are both considered. Equity instruments An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs. Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The Group has not elected to account for these investments at fair value through other comprehensive income. Determination of fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models. Hedge accounting The Group uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IFRS 9. The Group uses cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed-rate debt to GBP floating-rate debt. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks. Derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date. At inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, including whether changes in the cash flows of the hedging instrument are expected to offset changes in the cash flows of the hedged item. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The Group designates only the intrinsic value of foreign exchange options in the hedging relationship. The Group designates amounts excluding foreign currency basis spread in the hedging relationship for both foreign exchange forward contracts and cross-currency interest rate swaps. Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in the cash flow hedge reserve within other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 123

Changes in both the time value of foreign exchange options and foreign currency basis spread of foreign exchange forwards and cross-currency interest rate swaps are recognised in other comprehensive income (net of tax) in the cost of hedging reserve to the extent that they relate to the hedged item (the “aligned” value). Changes in the fair value of contracts that are designated in a fair value hedge are taken to the consolidated income statement. They offset the change in fair value, attributable to the hedged risks, of the borrowings designated as the hedged item. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss or as an adjustment to a non-financial item (e.g. inventory) when that item is recognised on the balance sheet. These deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss (for example through cost of goods sold). If the forecast transaction is no longer expected to occur, the net cumulative gain or loss in equity, including deferred costs of hedging, is immediately transferred and recognised in the consolidated income statement. Accounting policies applied until 31 March 2018 The Group has applied IFRS 9 from 1 April 2018. The Group has noted that there is not a material impact on the financial statements for the classification and measurement of financial instruments. As a result, the comparative information provided in the 2018 and 2017 Annual Reports continues to be accounted for in accordance with the Group’s previous accounting policy for classification and measurement of financial instruments. NEW ACCOUNTING POLICY PRONOUNCEMENTS (a) Standards, revisions and amendments to standards and interpretations significant to the Jaguar Land Rover Group and applied for the first time in the fiscal year ending 31 March 2019 IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting. The Group has undertaken an assessment of classification and measurement on transition and has not identified a material impact on the financial statements given that equity investments that are not equity accounted are valued at fair value through profit or loss. The impact on the categorisation of financial assets and liabilities within scope of IFRS 9 is summarised below: IAS 39 Category IFRS 9 Category IAS 39 carrying amount (31 March 2018) £ million IFRS 9 carrying amount (31 March 2018) £ million Financial assets Other investments Fair value through profit and loss Fair value through profit and loss – mandatorily measured 28 28 Trade receivables Loans and receivables Amortised cost 1,612 1,612 Cash and cash equivalents Loans and receivables Amortised cost 2,626 2,626 Short-term deposits and other investments Held to maturity Amortised cost 36 36 Short-term deposits and other investments Loans and receivables Amortised cost 1,995 1,995 Restricted cash Loans and receivables Amortised cost 18 18 Derivative financial instruments Fair value through profit and loss Fair value through profit and loss – mandatorily measured 550 550 Accrued income Loans and receivables Amortised cost 35 35 Other Loans and receivables Amortised cost 91 91 Financial liabilities Accounts payable Other financial liabilities Amortised cost 7,614 7,614 Borrowings Other financial liabilities Amortised cost 3,712 3,712 Interest accrued Other financial liabilities Amortised cost 32 32 Derivative financial instruments Fair value through profit and loss Fair value through profit and loss – mandatorily measured 925 925 Other Other financial liabilities Amortised cost 15 15 2 Accounting policies (continued) 124 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 125
Notes to the consolidated financial statements

2 Accounting policies *(continued)*

The Group has undertaken an assessment of the impairment provisions, especially with regard to trade receivables, and has applied the simplified approach under the standard. For all principal markets, the Group operates with major financial institutions that take on the principal risks of sales to customers, and consequently the Group receives full payment for these receivables in 0–30 days. Therefore the Group has concluded that there is no material impact under the standard for remeasurement of impairment provisions, and no transition adjustments have been made.

The Group has undertaken an assessment of its hedge relationships and has concluded that the Group's current hedge relationships qualified as continuing hedges upon the adoption of IFRS 9. The Group has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis spread included in the foreign exchange forwards and cross-currency interest rate swaps. The time value of foreign exchange options and the foreign currency basis spread included in the foreign exchange forwards and cross-currency interest rate swaps is now recorded in a separate component of the statement of other comprehensive income. Amounts accumulated in equity for hedges of non-financial items will now be recognised as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet, and this adjustment has been made on a prospective basis from 1 April 2018. As such, the Group had a £27 million reduction in net assets on transition to IFRS 9.

As required under the transition rules of IFRS 9, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also the Group's voluntary application of foreign currency basis spread included in the foreign exchange forwards and cross-currency interest rate swaps as a cost of hedging. Accordingly, the information presented for prior periods is not wholly comparable to the information presented for the current year.

Further, under the published change issued by the IASB in February 2018 regarding the modification of financial liabilities, an additional charge of £5 million has been recognised for the financial year ended 31 March 2018, representing the loss recognised on the modification of the Group's undrawn revolving credit facility.

Impact of retrospective application

The following tables show the impact on the consolidated income statement and consolidated statement of comprehensive income/(expense) for the years ended 31 March 2018 and 31 March 2017 and on the consolidated balance sheet as at 31 March 2018. There were no changes to the consolidated balance sheet as at 31 March 2017.

CONSOLIDATED INCOME STATEMENT

Year ended 31 March	2018 as previously reported £m	Restatement £m	2018 restated £m	2017 as previously reported £m	Restatement £m	2017 restated £m
Foreign exchange gain/(loss) and fair value adjustments	48	(19)	29	(216)	(37)	(253)
Finance expense (net)	(80)	(5)	(85)	(68)	–	(68)
Other income statement captions	1,568	–	1,568	1,894	–	1,894
Profit before tax	**1,536**	**(24)**	**1,512**	**1,610**	**(37)**	**1,573**
Income tax expense	(403)	5	(398)	(338)	7	(331)
Profit for the year	**1,133**	**(19)**	**1,114**	**1,272**	**(30)**	**1,242**

126 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

2 Accounting policies *(continued)*

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(EXPENSE)

Year ended 31 March	2018 as previously reported £m	Restatement £m	2018 restated £m	2017 as previously reported £m	Restatement £m	2017 restated £m
Profit for the year	1,133	(19)	1,114	1,272	(30)	1,242
Total items that will not be reclassified subsequently to profit or loss	457	–	457	(752)	–	(752)
Items that may be reclassified subsequently to profit or loss:						
Gain/(loss) on cash flow hedges (net)	2,423	19	2,442	(1,766)	37	(1,729)
Currency translation differences	(4)	–	(4)	34	–	34
Income tax related to items that may be reclassified	(458)	(4)	(462)	329	(7)	322
	1,961	**15**	**1,976**	**(1,403)**	**30**	**(1,373)**
Other comprehensive income/(expense) net of tax	**2,418**	**15**	**2,433**	**(2,155)**	**30**	**(2,125)**
Total comprehensive income/(expense) attributable to shareholders	**3,551**	**(4)**	**3,547**	**(883)**	**–**	**(883)**

CONSOLIDATED BALANCE SHEET

Year ended 31 March	2018 as previously reported £m	Restatement £m	2018 restated £m
Assets			
Other non-current assets	87	(5)	82
Other asset captions	26,693	–	26,693
Total assets	**26,780**	**(5)**	**26,775**
Liabilities			
Deferred tax liabilities	584	(1)	583
Other liability captions	16,208	–	16,208
Total liabilities	**16,792**	**(1)**	**16,791**
Equity attributable to shareholders			
Other reserves	8,312	(4)	8,308
Other equity captions	1,676	–	1,676
Total equity	**9,988**	**(4)**	**9,984**
Total liabilities and equity	**26,780**	**(5)**	**26,775**

Impact on Company financial statements

The £5 million loss recognised on the modification of the Group's undrawn revolving credit facility during the year ended 31 March 2018 is also applicable to the Company financial statements. A corresponding adjustment has been recorded to the deferred finance income recognised on intercompany loans to a subsidiary company.

The impact on the Company balance sheet of this restatement is shown below. The transition to IFRS 9 has no impact on profit after tax or the net assets of the Company in any comparative year.

COMPANY BALANCE SHEET Year ended 31 March 2018 as previously reported £m Restatement £m 2018 restated £m Assets Other non-current assets 6 (5) 1 Other asset captions 5,972 – 5,972 Total assets 5,978 (5) 5,973 Liabilities Deferred finance income 29 (5) 24 Other liability captions 3,610 – 3,610 Total liabilities 3,639 (5) 3,634 Total equity 2,339 – 2,339 Total liabilities and equity 5,978 (5) 5,973 IFRS 15 Revenue from Contracts with Customers was adopted by the Jaguar Land Rover Group with a date of initial application of 1 April 2018. The new standard replaces the requirements under IAS 18 Revenue and IAS 11 Construction Contracts, as well as the related interpretations. The primary purpose of the new standard is to specify a set of consistently applicable underlying revenue recognition principles across all sectors, industries and types of arrangements. As a result, the Group has amended its accounting policy for revenue recognition as described on the following pages and in note 5. In accordance with the transitional provisions of the standard, the Group has applied IFRS 15 on the modified retrospective basis. This allows the Group to recognise the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods, which remain under the previously existing accounting principles. However, in using this method, the Group is required to present the current fiscal year’s financial statements on a line-byline basis under both IFRS 15 and the previously existing accounting principles to demonstrate the impact of applying the new standard. As a result, the Group has recognised a £5 million reduction in net assets on transition to IFRS 15. The impact on the opening consolidated balance sheet for the year ended 31 March 2019 is given in the table below. Opening balance £m Adjustment on initial application of IFRS 15 £m Adjusted opening balance £m Other current liabilities 547 6 553 Other non-current liabilities 454 14 468 Provisions (current) 758 (4) 754 Provisions (non-current) 1,055 (11) 1,044 Other reserves 8,308 (5) 8,303 IFRS 15 describes a comprehensive, logical five-step model for determining revenue recognition, including the amount and timing upon which revenue is recognised. It requires the Group: 1. To identify the contract with a customer; 2. To identify the related performance obligations and distinct promises made by the Group to the customer within the contract; 3. To determine the transaction price, representing the amount of consideration that the Group expects to be entitled to under the contract; 4. To allocate that contractual transaction price to each performance obligation on a stand-alone selling price basis (or a valid, reasonable alternative if the stand-alone selling price is not available); and 5. To recognise revenue at a point in time or over time depending on the satisfaction of each performance obligation. This coincides with when the underlying control of a good or service is transferred to the customer. The implementation of IFRS 15 has no impact on the timing of revenue recognition associated to the sale of the physical vehicles, parts and accessories, being the Group’s core revenue-generating streams, and ultimately remains in a manner consistent with prior years. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 127

128 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

2 Accounting policies *(continued)*

The Group considers that the primary impact of IFRS 15 on the accounting treatment for its operations is as follows:

- **Sales with multiple performance obligations:** Previously, the Group accounted for separately identifiable components of sales in accordance with IAS 18. Under IFRS 15, the Group considers additional performance obligations that are required to be accounted for appropriately on a stand-alone selling price basis, for example, additional obligations of the Group when selling vehicles to its customers, including transportation.

  This has further resulted in considerations of whether the Group is a principal or an agent in fulfilling these performance obligations, given the focus on whether or not it controls the good or service being transferred to the customer. As a principal, the Group itself considers that it is ultimately responsible for fulfilling that obligation to the customer, and as an agent, the Group considers that it arranges for an obligation on behalf of its customer. The difference in accounting treatment is to present revenues and costs on a gross basis as a principal and on a net basis as an agent. The impact of this for the year ending 31 March 2019 is a reclassification of £330 million of costs from "Other expenses" to "Revenue".
- **Consideration payable to customers:** The Group supports its global retail network (being customers of the Group) through various marketing, training and development initiatives. This results in disbursements made either directly to its customers or to third parties on behalf of its customers. The Group has considered whether a distinct service that can be fair valued is received in exchange for making such disbursements, in which case an expense continues to be recognised as under the previous accounting policy. If not, then such amounts are treated as reductions to revenue as part of the overall customer relationship, as they ultimately reduce the amount of consideration that the Group is entitled to as part of the customer contract. The impact of this for the year ending 31 March 2019 is a reclassification of £85 million of costs from "Other expenses" to "Revenue".
- **Classification of "Revenue" versus "Other income":** Previously the Group's policy was to recognise non-core Group income within "Other income" in the financial statements. Under IFRS 15, the Group has reassessed its income streams with regard to their scope under the standard. As a result, the Group now records income within "Revenue" that was previously recognised within "Other income" (primarily being royalty income and other retailer-related income). This arises from the interpretation of the definition of "Revenue" within IFRS 15, particularly focusing on what is considered an output of the "ordinary activities" of the JLR Group. The impact of this for the year ending 31 March 2019 is a reclassification of £112 million from "Other income" to "Revenue".
- **Estimation considerations:** IFRS 15 requires the Group to consider the application of its revenue recognition principles and to ensure that revenue is depicted in a way that reflects the amount of consideration that it expects to be entitled to. With reference to the estimation of variable consideration, JLR has enhanced its approach to ensure that revenue is constrained appropriately such that it is not highly probable that a significant reversal in the amount of revenue recognised will occur when any related uncertainty is subsequently resolved.
- **Warranty:** Previously, the Group accounted for all warranty as a cost provision in accordance with IAS 37. Under IFRS 15, the Group has assessed whether the warranty provided includes a service element (i.e. going beyond simply providing an assurance that a good continues to meet its agreed-upon specification) and accounts for these services as performance obligations associated with the sale of the vehicle. The Group now accounts for a proportion of service-type obligations as a contract liability on a stand-alone selling price basis instead of as a warranty provision. This contract liability will be unwound over the period the services are available and provided to the customer. The associated costs are expensed as incurred. The impact of this for the year ending 31 March 2019 is an overall reduction in net assets of £5 million, with a corresponding reclassification between the warranty provision (at a cost value) and contract liabilities (at a cost-plus-margin value).

The following table summarise the impacts of adopting IFRS 15 on the Group's consolidated financial statements in conjunction with the above explanation.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 March 2019	Balances without adoption of IFRS 15 £m	Effect of change £m	As reported £m
Revenue	24,517	(303)	24,214
Other expenses	(5,982)	415	(5,567)
Other income	317	(112)	205

The Group has applied IFRS 15 from 1 April 2018 using the modified retrospective method, meaning that comparative information for the years ending 31 March 2018 and 31 March 2017 has not been restated. As a result, the comparative information provided for those fiscal periods continues to be accounted for in accordance with the Group's previous revenue recognition accounting policies under IAS 18 *Revenue*.

IFRIC 22 Foreign Currency Transactions and Advance Consideration is effective for accounting periods commencing on or after 1 January 2018 and addresses the treatment of payments made in advance or consideration received in advance for transactions denominated in a foreign currency transactions. Where a corresponding non-monetary asset or liability is recognised, the exchange rate prevailing at the date of transaction should prevail. If there are multiple payments or advance receipts, a date of transaction is established for each payment or receipt. This situation is relevant to the Group and the nature of its operations, but the application of this interpretation does not have a material impact to the Group. The amendment to IFRS 2 Share-Based Payments is effective for accounting periods beginning on or after 1 January 2018. It clarifies how to account for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendment in relation to accounting for cash-settled share-based payment transactions when a performance condition is in place is intended to give further guidance in applying the standard. The Group is currently in compliance with those clarifications. The remaining amendments to the standard are not applicable to the Group’s operations at this time. (b) Financial reporting pronouncements, issued by the IASB and endorsed by the EU, that are considered significant to the Jaguar Land Rover Group but are not yet adopted: IFRS 16 Leases is effective for the year beginning 1 April 2019 for the Group. This standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases - Incentives and SIC 27 Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised. The Group will elect to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or another systematic basis. The Group is applying the modified retrospective approach on transition, under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019. The Company has elected to use the following practical expedients permitted by the standard: On initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4; Regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the income statement on a straight-line basis over the lease term; Short-term and low-value leases will be exempt; The lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease; The discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term; and The measurement of a right-of-use asset excludes the initial direct costs at the date of initial application. The financial impact assessment made by the Group is preliminary as not all transaction work requirements have been finalised. As at the date of initial application, it is expected that the impact on net assets will not be material. IFRIC 23 Uncertainty over Income Tax Treatments is effective for accounting periods commencing on or after 1 January 2019. The interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The application of IFRIC 23 is not considered to have a material impact on the Group’s profitability, liquidity and capital resources or financial position as the existing accounting policy applied by the Group is consistent with IFRIC 23. 2 Accounting policies (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 129

(c) Financial reporting pronouncements issued by the IASB but not yet endorsed by the EU and/or not yet effective and so not yet adopted by the Group: IFRS 17 Insurance Contracts will replace IFRS 4, the existing accounting standard for insurance contracts, with an effective date for accounting periods commencing on or after 1 January 2021. However, this has not yet been adopted for use in the EU. IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. The requirements are designed to achieve the goal of a consistent principle-base accounting for insurance contracts. The new standard is not expected to have a material impact on the Group at this time, as certain “insurance-type” offerings common to the automotive industry (such as vehicle warranties issued by Jaguar Land Rover as an original equipment manufacturer) are treated outside of the scope of IFRS 17, instead under alternative standards such as IFRS 15 Revenue from Contracts with Customers and IAS 37 Provisions, Contingent Liabilities and Contingent Assets. A formal impact assessment of IFRS 17 will be performed prior to the effective date and adoption of the standard by the Group. While early application of IFRS 17 is permitted, the Group does not plan to do so. Amendments to IAS 19 Employee Benefits were announced to clarify the accounting for plan amendments, curtailments and settlements and are effective for accounting periods commencing on or after 1 January 2019. If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. The Group continues to evaluate the impact of adopting the amendments. Other standards and interpretations that have been approved but not discussed above are not considered to have a material impact on the Group consolidated financial statements, and therefore no specific disclosure has been made. 3 Alternative performance measures In reporting financial information, the Group presents alternative performance measures (“APMs”) that are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business. The APMs used within this Annual Report are defined below. Alternative performance measure Definition Adjusted EBITDA Adjusted EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBIT Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Loss/profit before tax and exceptional items Loss/profit before tax excluding exceptional items. Free cash flow Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. Total product and other investment Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments and expensed research and development costs. Operating cash flow before investment Free cash flow before financing excluding total product and other investment. Working capital Changes in assets and liabilities as presented in note 38 on page 174. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or noncash items that are not included in adjusted EBIT or adjusted EBITDA. Retail sales Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales. 2 Accounting policies (continued) 130 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 131
Notes to the consolidated financial statements

3 Alternative performance measures *(continued)*

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year on year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives held, unrealised foreign exchange can distort the financial performance of the Group from one period to another.

During the year ended 31 March 2019, the definitions of adjusted EBIT and adjusted EBITDA were amended to exclude unrealised fair value gains and losses on equity investments. The Group considers the amended APM to better measure underlying profitability of the Group as it aligns the presentation of unrealised gains and losses on financial instruments in the form of equity investments with other financial instruments. Adjusted EBIT for the year ended 31 March 2018 prior to the change was £974 million. Adjusted EBITDA for the year ended 31 March 2018 prior to the change was £2,797 million. Adjusted EBIT and adjusted EBITDA are unchanged for the year ended 31 March 2017.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below.

ADJUSTED EBIT AND ADJUSTED EBITDA

Year ended 31 March	Note	2019 £m	2018 restated* £m	2017 restated* £m
Adjusted EBITDA		**1,981**	**2,794**	**2,942**
Depreciation and amortisation	13	(2,164)	(2,075)	(1,656)
Share of profit of equity accounted investments	15	3	252	159
Adjusted EBIT		**(180)**	**971**	**1,445**
Foreign exchange (loss)/gain on derivatives	13	(31)	74	(31)
Unrealised (loss)/gain on commodities	13	(34)	(2)	148
Foreign exchange (loss)/gain and fair value adjustments on loans	13	(45)	69	(101)
Foreign exchange (loss)/gain on economic hedges of loans	13	(18)	11	(4)
Finance income	12	35	33	33
Finance expense (net)	12	(111)	(85)	(68)
Fair value gain on equity investment	13	26	3	–
(Loss)/profit before tax and exceptional items		**(358)**	**1,074**	**1,422**
Exceptional items	4	(3,271)	438	151
(Loss)/profit before tax		**(3,629)**	**1,512**	**1,573**

* See note 2 for details of the restatement due to changes in accounting policies.

RETAIL AND WHOLESALES

	2019 units	2018 units	2017 units
Retail sales	578,915	614,309	604,009
Wholesales	507,895	545,298	534,746

The difference between retail and wholesales represents sales made by our Chinese joint venture (2019: 57,428, 2018: 88,212, 2017: 66,060) and timing differences.

132 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

3 Alternative performance measures (continued)

FREE CASH FLOW

Year ended 31 March	Note	2019 £m	2018 £m	2017 £m
Net cash generated from operating activities		2,253	2,958	3,160
Net cash used in investing activities		(2,278)	(3,222)	(4,317)
Net cash used in operating and investing activities		**(25)**	**(264)**	**(1,157)**
Finance expenses and fees paid		(210)	(158)	(150)
Payments of finance lease obligations	38	(2)	(4)	(4)
Adjustments for:				
Movements in short-term deposits		(1,074)	(523)	1,300
Foreign exchange gain/(loss) on short-term deposits	38	71	(55)	57
Foreign exchange (loss)/gain on cash and cash equivalents		(27)	(41)	95
Free cash flow		**(1,267)**	**(1,045)**	**141**

TOTAL PRODUCT AND OTHER INVESTMENT

Year ended 31 March	Note	2019 £m	2018 £m	2017 £m
Purchases of property, plant and equipment		1,590	2,135	1,584
Net cash outflow relating to intangible asset expenditure		1,785	1,614	1,473
Research and development expensed	11	421	406	368
Investment in equity accounted investees		–	–	12
Purchases of other investments		14	25	1
Acquisition of subsidiary		–	6	–
Total product and other investment		**3,810**	**4,186**	**3,438**

4 Exceptional items

The exceptional items recognised in the year ended 31 March 2019 comprise:

- An impairment charge of £3,105 million for the year ended 31 March 2019 following an impairment exercise undertaken in accordance with IAS 36. Further details are given in note 18;
- Restructuring costs of £149 million relating to a Group restructuring programme announced and carried out during the year ended 31 March 2019; and
- A past service cost of £17 million following a High Court ruling in October 2018 that pension schemes are required to equalise male and female members' benefits for the inequalities within guaranteed minimum pension ("GMP") earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for GMP and therefore considered the change to be a plan amendment. Further details are given in note 32.

The exceptional items recognised in the year ended 31 March 2018 comprise:

- £1 million of import duties recovered in relation to vehicles damaged in the Tianjin explosion; and
- A past service credit of £437 million following an amendment to the defined benefit pension schemes' rules that, among other changes, meant that future retirement benefits would be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member's final salary at retirement. Further details are given in note 32.

The exceptional items recognised in the year ended 31 March 2017 comprise:

- £151 million of recoveries in respect of stored vehicles damaged in the Tianjin explosion and including amounts received for insurance, taxes and saleable vehicles. In addition, a further £35 million of insurance and vehicle recoveries were recognised in the year ended 31 March 2017 related to additional costs of £35 million incurred in the year ended 31 March 2017 that were associated with Tianjin, including lost and discounted vehicle revenue.

FINANCIAL STATEMENTS 133
Notes to the consolidated financial statements

4 *Exceptional items* (continued)

The tables below set out the exceptional items recorded in the years ended 31 March 2019, 2018 and 2017 and the impact on the consolidated income statement if these items were not disclosed separately as exceptional items.

Year ended 31 March 2019	Note	Employee costs £m	Other expenses £m
Excluding exceptional items		**2,820**	**5,567**
Impairment	17, 18	–	3,105
Restructuring costs		144	5
Pension past service cost	32	17	–
Including exceptional items		**2,981**	**8,677**

Year ended 31 March 2018	Note	Material and other cost of sales £m	Employee costs £m
Excluding exceptional items		**16,328**	**2,722**
Pension past service credit	32	–	(437)
Tianjin		(1)	–
Including exceptional items		**16,327**	**2,285**

Year ended 31 March 2017	Material and other cost of sales £m
Excluding exceptional items	**15,071**
Tianjin	(151)
Including exceptional items	**14,920**

Included in "Income tax credit/(expense)" in the consolidated income statement for the year ended 31 March 2019 is a credit in respect of exceptional items of £278 million (2018: charge of £78 million, 2017: charge of £46 million).

5 *Revenue*

The Group's revenues are summarised as follows:

Year ended 31 March	2019 £m	2018 £m	2017 £m
Revenue recognised for sales of vehicles, parts and accessories	23,885	25,985	24,615
Revenue recognised for services transferred	249	168	99
Revenue – other	950	1,022	945
Total revenue excluding realised revenue hedges	**25,084**	**27,175**	**25,659**
Realised revenue hedges	(870)	(1,389)	(1,320)
Total revenue	**24,214**	**25,786**	**24,339**

"Revenue – other" includes sales of goods other than vehicles, parts and accessories as well as revenue recognised outside the scope of IFRS 15, primarily being lease instalments recognised from assets sold with a repurchase commitment.

Revenue disaggregation

The following table presents the Group's revenue, disaggregated by primary geographical market, timing of revenue recognition and major product categories. All revenue is generated from the Group's single automotive operating segment.

Year ended 31 March 2019	UK £m	US £m	China £m	Rest of Europe £m	Rest of World £m	Total revenue £m
Revenue recognised for sales of vehicles, parts and accessories	4,293	5,826	3,557	5,359	4,850	23,885
Revenue recognised for services transferred	23	67	97	8	54	249
Revenue – other	912	29	10	(12)	11	950
Total revenue excluding realised revenue hedges	**5,228**	**5,922**	**3,664**	**5,355**	**4,915**	**25,084**
Realised revenue hedges	–	(437)	(352)	–	(81)	(870)
Total revenue	**5,228**	**5,485**	**3,312**	**5,355**	**4,834**	**24,214**

Contract liabilities Year ended 31 March 2019 £m Ongoing service obligations 805 Liabilities for advances received 86 Total contract liabilities 891 Revenue that is expected to be recognised within five years related to performance obligations that are unsatisfied (or partially unsatisfied) amounted to £891 million at 31 March 2019. “Ongoing service obligations” mainly relate to long-term service and maintenance contracts, extended warranties and telematics services. “Liabilities for advances received” primarily relate to consideration received in advance from customers for products not yet wholesaled, at which point the revenue will be recognised. “Ongoing service obligations” and “Liabilities for advances received” are both presented within “Other liabilities” in the consolidated balance sheet. The Group applies the practical expedient in IFRS 15.121 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less. This is because revenue resulting from those sales will be recognised in a short-term period. The services included with the vehicle sale are to be recognised as revenues in subsequent years but represent an insignificant portion of expected revenues in comparison. The movement in contract liabilities relates solely to revenue recognised from balances held at the beginning of the year of £288 million and increases due to cash received for performance obligations unsatisfied at the year end of £457 million. 6 Material and other cost of sales Year ended 31 March 2019 £m 2018 £m 2017 £m Changes in inventories of finished goods and work-in-progress 188 (327) (754) Purchase of products for sale 1,181 1,237 1,144 Raw materials and consumables used 14,448 15,600 14,772 Realised purchase hedges (147) (182) (91) Total material and other cost of sales 15,670 16,328 15,071 7 Employee numbers and costs Year ended 31 March 2019 £m 2018 £m 2017 £m Wages and salaries – employee costs 1,909 1,798 1,666 Wages and salaries – agency costs 286 270 249 Total wages and salaries 2,195 2,068 1,915 Social security costs and benefits 354 328 294 Pension costs 271 326 281 Total employee costs 2,820 2,722 2,490 Average employee numbers for the year ended 31 March 2019 Non-agency Agency Total Manufacturing 19,213 1,998 21,211 Research and development 8,307 2,414 10,721 Other 11,063 1,106 12,169 Total employee numbers 38,583 5,518 44,101 5 Revenue (continued) 134 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 135
Notes to the consolidated financial statements

7 Employee numbers and costs *(continued)*

Average employee numbers for the year ended 31 March 2018	Non-agency	Agency	Total
Manufacturing	18,628	2,909	21,537
Research and development	7,216	2,934	10,150
Other	8,689	1,411	10,100
Total employee numbers	**34,533**	**7,254**	**41,787**

Average employee numbers for the year ended 31 March 2017	Non-agency	Agency	Total
Manufacturing	18,988	2,770	21,758
Research and development	6,632	2,803	9,435
Other	7,430	1,070	8,500
Total employee numbers	**33,050**	**6,643**	**39,693**

8 Directors' emoluments

Year ended 31 March	2019 £	2018 £	2017 £
Directors' emoluments	3,187,356	3,825,382	3,957,673
(Decrease)/increase of long-term incentive scheme amounts receivable	(98,010)	(14,128)	537,445
Post-employment benefits	520,763	393,673	873,214

The aggregate of emoluments received in the year and amounts accrued under the long-term incentive plan ("LTIP") of the highest-paid director was £2,946,676 (2018: £3,709,532, 2017: £4,393,459), together with a cash allowance in lieu of pension benefits of £520,763 (2018: £393,673, 2017: £873,214). During the year, the value of LTIP awards accrued has decreased by £98,010 (2018: decrease of £14,128, 2017: increase of £537,445), which will become payable in future periods.

There were no directors who were members of a defined benefit pension scheme or a defined contribution scheme during the years ended 31 March 2019, 2018 and 2017.

LTIP cash payments received by directors during the year ended 31 March 2019 were £623,090 (2018: £nil, 2017: £nil).

9 Long-Term Incentive Plan ("LTIP")

During the year ended 31 March 2016, the Group issued the final share-based payment LTIP arrangement based on the share price of Tata Motors Limited. The scheme provided a cash payment to the employee based on a specific number of phantom shares at the grant date and the share price of Tata Motors Limited at the vesting date. The cash payment was dependent upon continued employment for the duration of the three-year vesting period. The final cash payment in respect of the share-based payment LTIP was made during the year ended 31 March 2019.

Year ended 31 March	2019 number	2018 number	2017 number
Outstanding at the beginning of the year	1,929,391	4,115,221	6,032,857
Granted during the year	–	–	974
Vested in the year	(1,764,566)	(1,918,331)	(1,665,663)
Forfeited in the year	(164,825)	(267,499)	(252,947)
Outstanding at the end of the year	**–**	**1,929,391**	**4,115,221**

The weighted average share price of the 1,764,566 phantom shares vested in the year was £3.20 (2018: £4.33, 2017: £4.75).

The weighted average remaining contractual life of the outstanding phantom shares is nil years (2018: 0.3 years, 2017: 0.8 years).

No phantom shares were exercisable as at 31 March 2019 (2018, 2017: no shares).

During the year ended 31 March 2019, £1 million was recognised as a credit to "Employee costs" in relation to the share-based payment LTIP (2018: credit of £1 million, 2017: charge of £8 million).

The fair value of the balance sheet liability in respect of phantom stock awards outstanding at the year end was £nil (2018: £7 million, 2017: £16 million) and is included in "Provisions".

136 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

9 Long-Term Incentive Plan ("LTIP") (continued)

The fair value of the awards was calculated using the Black-Scholes model at the grant date. The fair value was updated at each reporting date as the awards are accounted for as cash-settled under IFRS 2. The inputs into the model are based on Tata Motors Limited historical data and the risk-free rate is calculated using government bond rates. The significant inputs used are as follows:

As at 31 March	2019	2018	2017
Risk-free rate	n/a	0.87%	0.18%
Dividend yield	n/a	0.00%	0.04%
Weighted average fair value per phantom share	n/a	£3.32	£4.69

During the year ended 31 March 2017, the Group announced a new LTIP to replace the previous share-based payment LTIP. The new LTIP, effective from June 2016, provides a cash payment to certain employees based on the Group's performance against long-term business metrics related to performance and strategic priorities (over a period of three years). This new LTIP benefit scheme has been accounted for in accordance with IAS 19 *Employee Benefits*.

10 Other expenses

Year ended 31 March	Note	2019 £m	2018 £m	2017 £m
Stores, spare parts and tools		193	177	197
Freight cost		653	1,037	925
Works, operations and other costs		2,577	2,676	2,321
Repairs		38	48	44
Power and fuel		101	81	71
Rent, rates and other taxes		90	87	64
Insurance		25	27	34
Write-down of property, plant and equipment	17	18	18	12
Write-down of intangible assets	18	–	46	–
Product warranty		1,016	698	823
Publicity		856	951	885
Total other expenses		**5,567**	**5,846**	**5,376**

11 Research and development

Year ended 31 March	2019 £m	2018 £m	2017 £m
Total research and development costs incurred	1,997	2,016	1,794
Research and development expensed	(421)	(406)	(368)
Engineering costs capitalised	**1,576**	**1,610**	**1,426**
Interest capitalised in engineering costs capitalised	99	88	89
Research and development grants capitalised	(96)	(105)	(89)
Total internally developed intangible additions	**1,579**	**1,593**	**1,426**

Engineering costs capitalised of £1,576 million (2018: £1,610 million, 2017: £1,426 million) comprises £672 million (2018: £556 million, 2017: £507 million) included in "Employee costs" and £904 million (2018: £1,054 million, 2017: £919 million) included in "Other expenses" in the consolidated income statement.

During the year ended 31 March 2019, £135 million (2018: £147 million, 2017: £125 million) was recognised by a UK subsidiary as a Research and Development Expenditure Credit ("RDEC") incentive on qualifying expenditure. During the year ended 31 March 2019, £91 million (2018: £102 million, 2017: £87 million) of the RDEC – the proportion relating to capitalised product development expenditure and other intangible assets – has been offset against the cost of the respective assets. The remaining £44 million (2018: £45 million, 2017: £38 million) of the RDEC has been recognised as "Other income".

FINANCIAL STATEMENTS 137
Notes to the consolidated financial statements

12 Finance income and expense

Year ended 31 March	2019 £m	2018 restated* £m	2017 £m
Finance income	35	33	33
Total finance income	**35**	**33**	**33**
Total interest expense on financial liabilities measured at amortised cost	(206)	(172)	(146)
Interest income on derivatives designated as a fair value hedge of financial liabilities	4	3	–
Unwind of discount on provisions	(26)	(20)	(19)
Interest capitalised	117	104	97
Total finance expense (net)	**(111)**	**(85)**	**(68)**

* See note 2 for details of the restatement due to changes in accounting policies.

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.1 per cent (2018: 4.1 per cent, 2017: 4.3 per cent).

During the year ended 31 March 2019, the Group repaid one tranche of debt (see note 25). No redemption premium was incurred.

During the year ended 31 March 2017, the Group repaid one tranche of debt (see note 25) and as a result a redemption premium of £2 million was incurred and included in "Finance expense (net)".

13 (Loss)/profit before tax

Expense/(income) in (loss)/profit before tax includes the following:

Year ended 31 March	2019 £m	2018 restated* £m	2017 restated* £m
Foreign exchange loss/(gain) and fair value adjustments on loans	45	(69)	101
Foreign exchange loss/(gain) on economic hedges of loans	18	(11)	4
Foreign exchange loss/(gain) on derivatives	31	(74)	31
Unrealised loss/(gain) on commodities	34	2	(148)
Fair value gain on equity investments	(26)	(3)	–
Depreciation of property, plant and equipment	1,078	1,011	787
Amortisation of intangible assets (excluding internally generated development costs)	119	122	100
Amortisation of internally generated development costs	967	942	769
Operating lease rentals in respect of plant, property and equipment	92	92	75
Loss on disposal of property, plant, equipment and software	59	22	15
Exceptional items	3,271	(438)	(151)
Auditor remuneration (see below)	5	4	5

* See note 2 for details of the restatement due to changes in accounting policies.

During the year ended 31 March 2019, £12 million (2018: £56 million, 2017: £64 million) was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation in the year ended 31 March 2014. During the year ended 31 March 2019, £12 million (2018: £56 million, 2017: £64 million) has been recognised in "Revenue".

During the year ended 31 March 2019, £10 million (2018: £87 million, 2017: £4 million) was recognised in "Other income" by a foreign subsidiary as an incentive for continuing trading in that country for the foreseeable future. This includes amounts received as cash in the year and amounts that the subsidiary is due to receive and for which there are no ongoing financial or operating conditions attached.

The following table sets out the auditor remuneration for the year (rounded to the nearest £0.1 million): Year ended 31 March 2019 £m 2018 £m 2017 £m Fees payable to the Company’s auditor and its associates for the audit of the parent company and consolidated financial statements 0.1 0.1 0.1 Fees payable to the Company’s auditor and its associates for other services: Audit of the Company’s subsidiaries (included in 2018: £0.1 million payable to Deloitte) 4.4 3.4 4.2 Total audit fees 4.5 3.5 4.3 Audit-related assurance services (included in 2018: £0.3 million payable to Deloitte) 0.8 0.8 – Other assurance services 0.1 – 1.0 Total non-audit fees 0.9 0.8 1.0 Total audit and related fees 5.4 4.3 5.3 14 Taxation JAGUAR LAND ROVER’S APPROACH TO TAX Introduction JLR’s business has grown significantly in recent years and continues to do so. JLR’s operations are large and complex and, as a result, the Group operates through multiple companies, with activities, employees and assets located in numerous countries around the world. This, in turn, naturally drives an inherent level of complexity in the Group’s tax affairs. In relation to tax matters, just as for any other area of the Group’s business, JLR always strives to be a good, responsible corporate citizen, and JLR is committed to complying with all applicable tax laws, both in letter and in spirit. We aim to be fair, honest, transparent and ethical in our conduct and for everything we do to stand the test of public scrutiny. Jaguar Land Rover’s key tax principles In 2013, the JLR plc Board formally adopted six key principles in relation to JLR’s approach to taxation matters and the conduct of our tax affairs. These principles continue to apply today; they apply equally to all companies within the Group, across all areas of our business activity and in all our territories of operation. JLR will conduct its tax affairs in a way that: 1. Is compliant with all legal and regulatory obligations and which adheres to the principles set out in the JLR Code of Conduct and Tata Code of Conduct; 2. Is aligned with the Group’s overall business strategy and growth objectives; 3. Proactively seeks to enhance shareholder value and optimise tax cost on a sustainable basis; 4. Is governed, managed and controlled within an appropriate risk management framework; 5. Is appropriately resourced and seeks to maximise operating efficiencies through the suitable use of automation and technology-based solutions; and 6. Maintains good, open, honest and professional working relationships with tax authorities globally and seeks to take a leading role in relation to matters of governmental tax policy relevant to JLR. Each principle is commented on further below: 1. Tax compliance This is considered the most fundamental and important of our six principles. JLR will always seek to comply with all applicable tax laws, both in terms of the letter and the spirit of the law, and to satisfy its global tax compliance obligations in a timely and accurate manner. In addition, we adhere to the JLR Code of Conduct and the Tata Code of Conduct, which set out the high ethical standards of business behaviour expected from all companies and employees within our Group. 13 (Loss)/profit before tax (continued) 138 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 139
Notes to the consolidated financial statements

14 Taxation *(continued)*

2. **Business alignment**
JLR always aligns its tax affairs with the genuine business activities being undertaken by the organisation. We do not engage in any form of tax avoidance or artificial tax structuring and we do not operate or use any offshore tax havens. All JLR Group subsidiaries are located in countries where the business has significant physical and economic operations (i.e. employees, offices and revenue-generating activity).

3. **Enhancing shareholder value**
As a commercial organisation, JLR will always seek to effectively manage its tax liabilities, just as for any other business cost. In so doing, we always adhere to relevant tax laws and, in relation to transactions within the Group, we always seek to ensure that these are conducted on an arm's-length basis in accordance with Organisation for Economic Co-operation and Development (OECD) principles.

   Where governments or fiscal authorities have introduced particular tax reliefs, credits, incentives or exemptions to encourage specific types of economic activity (for example, investment in research and development), we will always seek to ensure that JLR claims the appropriate level of benefit for which it qualifies.

4. **Governance and risk management**
Tax risks arising within the Group are identified, assessed and managed by the central Tax function on an ongoing basis. A detailed tax update is taken to the JLR plc Board on an annual basis and tax risks are reported quarterly to the Financial Risk and Assurance Committee, chaired by the Chief Financial Officer. The JLR Tax Director also meets with the Chief Financial Officer on a biweekly basis to provide updates on all tax matters affecting the Group.

   JLR actively seeks to minimise risk in relation to tax matters. We do this through a variety of processes and controls including, for example, tax risk assessments and health-check exercises for subsidiaries, online monitoring of compliance processes and an active Advance Pricing Agreement programme.

5. **Tax resource**
Responsibility for the day-to-day management of JLR's tax affairs rests with our central Tax function, led by the JLR Tax Director. The function comprises an appropriate blend of tax professionals with the necessary qualifications, training, skills and experience required to effectively undertake their roles. The Tax function also advises the JLR plc Board in relation to setting Group tax strategy and policy.

   In addition to the central Tax function, the business also has dedicated tax professionals embedded within the finance teams in key non-UK subsidiaries.

   Where appropriate, we look to implement technology-based solutions to streamline processes, drive efficiency and manage risk.

6. **Relationships with governments and authorities**
In our dealings with tax authorities globally, including HMRC in the UK, we always look to maintain good, open, honest and professional working relationships, to engage proactively in relation to tax matters and to resolve any areas of dispute or differences of opinion as quickly as possible in order to reduce uncertainty and manage risk.

   We also actively engage in dialogue with governments, either directly or through appropriate representative bodies, in relation to matters of tax policy that affect our business.

AMOUNTS RECOGNISED IN THE CONSOLIDATED INCOME STATEMENT

Year ended 31 March	2019 £m	2018 restated* £m	2017 restated* £m
Current tax expense			
Current year	141	295	301
Adjustments for prior years	40	52	22
Current tax expense	**181**	**347**	**323**
Deferred tax (credit)/expense			
Origination and reversal of temporary differences	(246)	64	108
Adjustments for prior years	(48)	(76)	(34)
Write-down of deferred tax asset	(245)	–	–
Rate changes	50	63	(66)
Deferred tax (credit)/expense	**(489)**	**51**	**8**
Total income tax (credit)/expense	**(308)**	**398**	**331**

140 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

14 Taxation *(continued)*

AMOUNTS RECOGNISED IN THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(EXPENSE)

Year ended 31 March	2019 £m	2018 restated* £m	2017 restated* £m
Deferred tax (credit)/expense on actuarial gains on retirement benefits	(52)	104	(179)
Deferred tax (credit)/expense on change in fair value of cash flow hedges	(19)	464	(346)
Deferred tax expense/(credit) on rate changes	14	(17)	60
	(57)	**551**	**(465)**
Total tax (credit)/expense	**(365)**	**949**	**(134)**

RECONCILIATION OF EFFECTIVE TAX RATE

Year ended 31 March	2019 £m	2018 restated* £m	2017 restated* £m
(Loss)/profit for the year	(3,321)	1,114	1,242
Total income tax (credit)/expense	(308)	398	331
(Loss)/profit before tax	**(3,629)**	**1,512**	**1,573**
Income tax (credit)/expense using the tax rates applicable to individual entities of 18.3% (2018: 23.1%, 2017: 21.2%)	(664)	350	333
Impact of UK Patent Box claims	–	–	–
Non-deductible expenses	62	22	37
Unrecognised tax assets/deferred tax assets written off	245	5	21
Changes in tax rates	50	63	(66)
Overseas unremitted earnings	8	30	50
Tax on share of profit of equity accounted investments	(1)	(48)	(32)
Over provided in prior years	(8)	(24)	(12)
Total income tax (credit)/expense	**(308)**	**398**	**331**

* See note 2 for details of the restatement due to changes in accounting policies

Included within "Non-deductible expenses" for the year ended 31 March 2019 is a £53 million charge for the impact of the impairment recorded in the year on non-tax-deductible property, plant and equipment and intangible assets.

Included within "Over provided in prior years" for the year ended 31 March 2018 is £24 million credit relating to revisions of prior year estimates of tax positions to bring them into line with the currently filed tax positions. Included within "Changes in tax rates" is a £54 million charge for the impact of the change in the US Federal rate from 35 per cent to 21 per cent on deferred tax assets.

Included within "Over provided in prior years" for the year ended 31 March 2017 is £21 million credit relating to revisions of prior year estimates of tax positions in various jurisdictions, principally the UK, to bring them into line with the latest estimates and currently filed tax positions. This is offset by £11 million relating to uncertain tax positions arising in relation to normal ongoing assessments of tax positions globally.

IMPACT OF FUTURE RATE CHANGES

The UK Finance Act 2016 was enacted during the year ended 31 March 2017, which included provisions for a reduction in the UK corporation tax rate to 17 per cent with effect from 1 April 2020.

Accordingly, UK deferred tax has been provided at a blended rate of 17.6 per cent on assets (2018: 17.8 per cent, 2017: 18.4 per cent) and 17.4 per cent on liabilities (2018: 17.6 per cent, 2017: 17.6 per cent), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

FINANCIAL STATEMENTS 141
Notes to the consolidated financial statements

15 Investments

Investments consist of the following:

As at 31 March	2019 £m	2018 £m	2017 £m
Equity accounted investments	477	488	474
Other investments	69	28	1
Total investments	**546**	**516**	**475**

The Group has the following equity accounted investments as at 31 March 2019:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Chery Jaguar Land Rover Automotive Company Ltd.	50.0%	China	Manufacture and assembly of vehicles	Room 1102, Binjiang International Plaza, No 88 Tonggang Road, Changshu Economic and Technical Development Zone, Suzhou City, Jiangsu Province, China
Jaguar Cars Finance Limited	49.9%	England and Wales	Non-trading	280 Bishopsgate, London, EC2M 4RB, England
Synaptiv Limited	33.3%	England and Wales	Business and domestic software development	84 Kirkland Avenue, Ilford, Essex, England, IG5 0TN
CloudCar Inc.	33.3%	USA	Automotive software development	2191 E Bayshore Rd 200 Palo Alto, CA 94303 USA
Driveclubservice Pte. Ltd.	25.1%	Singapore	Holding company and mobility application owner/licensor	22 Sin Ming Lane, #06-76, Midview City, Singapore 573969
Driveclub Limited	25.8%	Hong Kong	Vehicle leasing	Unit A, 9/F, D2 Place ONE, Cheung Yee Street, Lai Chi Kok, Kowloon, Hong Kong
ARC Vehicle Limited	29.2%	England and Wales	Manufacture and development of electrified vehicles	The Priory Barn, Priory Road, Wolston, Coventry, United Kingdom, CV8 3FX

Except for CloudCar Inc. and Driveclub Limited, the proportion of voting rights disclosed in the table above is the same as the Group's interest in the ordinary share capital of each undertaking.

Individually material joint ventures

Chery Jaguar Land Rover Automotive Company Ltd. is a limited liability company whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint control of the arrangement have rights to the assets or obligations for the liabilities relating to the arrangement. Accordingly, Chery Jaguar Land Rover Automotive Company Ltd. is classified as a joint venture. Chery Jaguar Land Rover Automotive Company Ltd. is not publicly listed.

During the year ended 31 March 2019, a dividend of £22 million was received from Chery Jaguar Land Rover Automotive Company Ltd. (2018: £206 million, 2017: £68 million).

142 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

15 Investments *(continued)*

The following table sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Company Ltd., after adjusting for material differences in accounting policies:

As at 31 March	2019 £m	2018 £m	2017 £m
Current assets	748	892	940
Current liabilities	(1,103)	(1,076)	(934)
Non-current assets	1,439	1,324	1,094
Non-current liabilities	(122)	(154)	(176)
Equity attributable to shareholders	**962**	**986**	**924**
Revenue	**1,697**	**2,773**	**2,163**
Profit for the year	13	504	312
Total comprehensive income	**13**	**504**	**312**

Included within the summarised financial information above are the following amounts:

As at 31 March	2019 £m	2018 £m	2017 £m
Cash and cash equivalents	316	439	621
Other current assets	432	453	320
Current financial liabilities (excluding trade and other payables and provisions)	(279)	(42)	–
Non-current financial liabilities (excluding trade and other payables and provisions)	(122)	(152)	(175)
Depreciation and amortisation	(206)	(139)	(105)
Interest income	12	27	11
Interest expense	(14)	(7)	(8)
Income tax (expense)	(6)	(136)	(103)

Individually immaterial joint ventures

Spark44 (JV) Limited has been consolidated as a subsidiary from 31 August 2017.

On 31 August 2017, Jaguar Land Rover Limited acquired a further 10,000 "B" shares in Spark44 (JV) Limited, increasing its share of the voting rights of Spark44 (JV) Limited from 50 per cent to 50.5 per cent. In addition, Spark44 (JV) Limited's Articles of Association together with the Shareholder Agreement were amended to give Jaguar Land Rover Limited control of Spark44 (JV) Limited as the majority shareholder. Spark44 (JV) Limited is not publicly listed.

The following table sets out the Group's share of profit and other comprehensive income and the carrying amount of the Group's equity accounted investment in Spark44 (JV) Limited. The information for the year ended 31 March 2018 presented in this table includes the results of Spark44 (JV) Limited for the period from 1 April 2017 to 31 August 2017 prior to acquisition as a subsidiary.

Year ended 31 March	2019 £m	2018 £m	2017 £m
Group's share of profit for the year	–	2	3
Group's share of other comprehensive income	–	–	–
Group's share of total comprehensive income	**–**	**2**	**3**
Disposal as part of step acquisition	–	(10)	–
Carrying amount of the Group's interest	**–**	**–**	**8**

FINANCIAL STATEMENTS 143
Notes to the consolidated financial statements

15 Investments *(continued)*

Associates

The Group has no additional rights or influence over Jaguar Cars Finance Limited other than the voting rights attached to the ordinary share capital.

During the year ended 31 March 2018, the Group purchased 25.08 per cent of the share capital of Driveclubservice Pte. Ltd. for £0.2 million. In addition, the Group also purchased 1 per cent of the share capital of Driveclub Limited, the wholly owned subsidiary of Driveclubservice Pte. Ltd. However, the Group has 25.83 per cent of the voting rights, being the 1 per cent of share capital held and the indirect shareholding held through Driveclubservice Pte. Ltd. Both Driveclubservice Pte. Ltd. and Driveclub Limited are therefore accounted for as equity accounted investments as the Group has significant influence over the companies.

During the year ended 31 March 2018, the Group's proportion of the ordinary share capital in Cloudcar Inc. was diluted to 26 per cent of the ordinary share capital. However, the Group has 33 per cent of the voting rights since a number of ordinary shares are in the form of options either available for issue or assigned to the employees of CloudCar Inc.

During the year ended 31 March 2017, the Group purchased 32 per cent of the ordinary share capital of CloudCar Inc. for £12 million.

During the year ended 31 March 2017, the Group purchased 33 per cent of the ordinary share capital of Synaptiv Limited for £0.2 million.

No dividend was received in the year ended 31 March 2019 (2018, 2017: no dividend) from any of the individually immaterial equity accounted investments.

The following reconciles the carrying amount of the Group's interests in equity accounted investments:

As at 31 March	2019 £m	2018 £m	2017 £m
Net assets of material joint venture	**962**	**986**	**924**
Share of net assets of:			
Material joint venture	481	493	462
Individually immaterial equity accounted investments	2	6	20
Other	(6)	(11)	(8)
Carrying amount of the Group's interests in equity accounted investments	**477**	**488**	**474**

As at 31 March 2019, an adjustment of £6 million (2018: £11 million, 2017: £8 million) has been made to derecognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Company Ltd.

The following reconciles the Group's share of total comprehensive income of equity accounted investments:

Year ended 31 March	2019 £m	2018 £m	2017 £m
Profit of material joint venture	**13**	**504**	**312**
Share of profit of:			
Material joint venture	7	252	156
Individually immaterial equity accounted investments	(4)	–	3
Share of profit of equity accounted investments	**3**	**252**	**159**
Currency translation differences	(3)	14	33
Total comprehensive income related to equity accounted investments	**–**	**266**	**192**

The Group's share of capital commitments of its joint ventures at 31 March 2019 is £151 million (2018: £159 million, 2017: £171 million), and commitments relating to the Group's interests in its joint ventures are disclosed in note 33. The contingent liabilities of its joint ventures at 31 March 2019 is £nil (2018: £1 million, 2017: £3 million).

The information above reflects the amounts presented in the financial statements of the equity accounted investments adjusted for differences in accounting policies between the Group and its equity accounted investments. All joint ventures are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.

Other investments The Group’s other investments comprise equity investments of 10 per cent or less of the ordinary share capital of the investee companies and are designated as fair value through profit and loss financial instruments. Year ended 31 March 2019 £m 2018 £m 2017 £m Investment in Lyft, Inc. 46 22 – Other immaterial investments 23 6 1 Total 69 28 1 During the year ended 31 March 2019, the Group invested £14 million (2018: £5 million, 2017: £1 million) in other investments. During the year ended 31 March 2018, the Group purchased 0.3 per cent of the ordinary share capital of Lyft, Inc. for £20 million. The Group has no additional rights or influence over any of its other equity investments other than the voting rights attached to the ordinary share capital. During the year ended 31 March 2019, a dividend of £nil (2018: £nil, 2017: £0.3 million) was received from Jaguar Land Rover Schweiz AG. Disclosure of the valuation techniques applied in calculating the fair value of these other non-equity accounted investments is included in note 35(A). 16 Other financial assets As at 31 March 2019 £m 2018 £m 2017 £m Non-current Restricted cash held as security 6 6 5 Derivative financial instruments 54 286 255 Warranty reimbursement and other receivables 104 116 – Other 6 6 10 Total non-current other financial assets 170 414 270 Current Restricted cash 11 12 4 Derivative financial instruments 133 264 169 Warranty reimbursement and other receivables 88 98 2 Accrued income 44 35 19 Other 38 85 24 Total current other financial assets 314 494 218 As of 31 March 2019, £5 million (2018: £5 million, 2017: £4 million) of the non-current restricted cash is held as a financial deposit in relation to ongoing legal cases. 15 Investments (continued) 144 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 145
Notes to the consolidated financial statements

17 Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Computers £m	Fixtures and fittings £m	Leased assets £m	Heritage vehicles £m	Under construction £m	Total £m
Cost									
Balance at 1 April 2016	1,060	5,661	7	76	84	46	52	511	7,497
Additions*	–	1	2	29	13	–	–	1,478	1,523
Transfers	114	856	–	–	–	–	–	(970)	–
Disposals	(10)	(26)	–	(1)	(3)	–	–	–	(40)
Foreign currency translation	–	–	–	–	–	–	–	1	1
Balance at 31 March 2017	**1,164**	**6,492**	**9**	**104**	**94**	**46**	**52**	**1,020**	**8,981**
Additions*	21	–	1	22	13	16	–	2,502	2,575
Assets acquired on acquisition	–	–	–	2	5	–	–	–	7
Transfers	364	1,558	–	–	–	–	–	(1,922)	–
Disposals	–	(288)	(1)	(4)	(5)	(35)	(1)	–	(334)
Asset write-downs	–	–	–	–	–	–	–	(5)	(5)
Foreign currency translation	–	–	–	–	–	–	–	1	1
Balance at 31 March 2018	**1,549**	**7,762**	**9**	**124**	**107**	**27**	**51**	**1,596**	**11,225**
Additions*	9	–	1	48	21	5	3	1,550	1,637
Transfers	723	1,545	–	–	–	–	–	(2,268)	–
Disposals	(3)	(528)	(1)	(8)	(3)	–	–	–	(543)
Impairment	–	–	–	–	–	–	–	(185)	(185)
Foreign currency translation	(17)	(14)	–	–	–	–	–	13	(18)
Balance at 31 March 2019	**2,261**	**8,765**	**9**	**164**	**125**	**32**	**54**	**706**	**12,116**
Depreciation and impairment									
Balance at 1 April 2016	110	2,126	2	19	30	35	–	–	2,322
Depreciation charge for the period	44	714	2	12	11	4	–	–	787
Disposals	(7)	(16)	–	–	(2)	–	–	–	(25)
Asset write-downs	–	12	–	–	–	–	–	–	12
Balance at 31 March 2017	**147**	**2,836**	**4**	**31**	**39**	**39**	**–**	**–**	**3,096**
Depreciation charge for the period	60	920	1	16	12	2	–	–	1,011
Disposals	–	(268)	(1)	(4)	(4)	(35)	–	–	(312)
Asset write-downs	–	–	–	–	–	–	13	–	13
Balance at 31 March 2018	**207**	**3,488**	**4**	**43**	**47**	**6**	**13**	**–**	**3,808**
Depreciation charge for the period	82	965	1	18	10	2	–	–	1,078
Disposals	(2)	(480)	(1)	(6)	(2)	–	–	–	(491)
Impairment	–	1,162	1	26	16	6	–	–	1,211
Asset write-downs	–	–	–	–	–	–	18	–	18
Balance at 31 March 2019	**287**	**5,135**	**5**	**81**	**71**	**14**	**31**	**–**	**5,624**
Net book value									
At 31 March 2017	1,017	3,656	5	73	55	7	52	1,020	5,885
At 31 March 2018	1,342	4,274	5	81	60	21	38	1,596	7,417
At 31 March 2019	**1,974**	**3,630**	**4**	**83**	**54**	**18**	**23**	**706**	**6,492**

* Including capitalised interest.

As part of the Group's review of the carrying value of property, plant and equipment, £18 million (2018: £18 million, 2017: £nil) of heritage vehicles and assets under construction have been written down, and this has been recognised as an expense within "Other expenses". During the year ended 31 March 2017, £12 million of plant and machinery was written down.

146 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

18 Intangible assets

	Software £m	Patents and technological know-how £m	Customer-related £m	Intellectual property rights and other intangibles £m	Product development in progress £m	Capitalised product development £m	Total £m
Cost							
Balance at 1 April 2016	579	147	61	619	1,539	4,525	7,470
Other additions – externally purchased	100	–	–	14	–	–	114
Other additions – internally developed	–	–	–	–	1,426	–	1,426
Capitalised product development – internally developed	–	–	–	–	(809)	809	–
Disposals	(84)	–	–	–	–	(138)	(222)
Balance at 31 March 2017	**595**	**147**	**61**	**633**	**2,156**	**5,196**	**8,788**
Other additions – externally purchased	99	–	–	9	–	–	108
Other additions – internally developed	–	–	–	–	1,593	–	1,593
Other additions – on acquisition	1	–	–	4	–	–	5
Capitalised product development – internally developed	–	–	–	–	(1,668)	1,668	–
Disposals	(25)	–	–	–	–	(131)	(156)
Asset write-downs – assets under construction	(9)	–	–	–	(24)	–	(33)
Balance at 31 March 2018	**661**	**147**	**61**	**646**	**2,057**	**6,733**	**10,305**
Other additions – externally purchased	85	–	–	5	–	–	90
Other additions – internally developed	–	–	–	–	1,579	–	1,579
Capitalised product development – internally developed	–	–	–	–	(1,084)	1,084	–
Disposals	(44)	–	–	–	–	(844)	(888)
Impairment	(10)	–	–	–	(562)	–	(572)
Foreign exchange	(1)	–	–	–	–	–	(1)
Balance at 31 March 2019	**691**	**147**	**61**	**651**	**1,990**	**6,973**	**10,513**
Amortisation and impairment							
Balance at 1 April 2016	201	113	24	–	–	1,635	1,973
Amortisation for the year	83	14	3	–	–	769	869
Disposals	(83)	–	–	–	–	(138)	(221)
Balance at 31 March 2017	**201**	**127**	**27**	**–**	**–**	**2,266**	**2,621**
Amortisation for the year	99	14	3	6	–	942	1,064
Disposals	(25)	–	–	–	–	(131)	(156)
Asset write-downs	13	–	–	–	–	–	13
Balance at 31 March 2018	**288**	**141**	**30**	**6**	**–**	**3,077**	**3,542**
Amortisation for the year	106	6	3	4	–	967	1,086
Disposals	(36)	–	–	–	–	(843)	(879)
Impairment	75	–	7	152	–	903	1,137
Balance at 31 March 2019	**433**	**147**	**40**	**162**	**–**	**4,104**	**4,886**
Net book value							
At 31 March 2017	394	20	34	633	2,156	2,930	6,167
At 31 March 2018	373	6	31	640	2,057	3,656	6,763
At 31 March 2019	**258**	**–**	**21**	**489**	**1,990**	**2,869**	**5,627**

During the year ended 31 March 2018, £46 million of costs were identified as being written down and recognised as an expense within "Other expenses" (2017: £nil).

FINANCIAL STATEMENTS 147
Notes to the consolidated financial statements

18 Intangible assets *(continued)*

IMPAIRMENT TESTING

The directors are of the view that the operations of the Group represent a single cash-generating unit ("CGU").

Management performed an impairment assessment as at 31 March 2019. The recoverable value was determined based on value in use ("VIU"), which was marginally higher than the fair value less cost of disposal ("FVLCD") of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU, and this resulted in an exceptional impairment charge of £3,105 million being recognised within "Other expenses" as at 31 March 2019.

The directors' approach and key (unobservable) assumptions used to determine the Group's CGU VIU were as follows:

As at 31 March	2019	2018	2017
Growth rate applied beyond approved forecast period	1.9%	2.0%	1.9%
Pre-tax discount rate	11.8%	8.7%	10.9%

The Group has considered it appropriate to undertake the impairment assessment with reference to the latest business plan, which includes a five-year cash flow forecast as approved by the JLR plc Board. The growth rates used in the VIU calculation reflect those inherent within the Group's business plan as approved by the JLR plc Board, which is primarily a function of the Group's cycle plan assumptions, past performance and management's expectation of future market developments through to 2023/24. The future cash flows consider potential risks given the current economic environment and key assumptions such as sales volume forecasts and margins. The Group has assessed the potential impacts of changes, if any, in tax and treaty arrangements globally, including Brexit and the US tariffs. The potential impact of reasonably possible outcomes of these events has been included in the VIU calculations.

The cash flows for the year 2023/24 are extrapolated into perpetuity assuming a long-term growth rate as stated above, which is set with reference to weighted-average GDP growth of the countries in which the Group operates.

The impairment loss of £3,105 million has been allocated initially against goodwill of £1 million and the relevant assets, and thereafter the residual amount has been allocated on a pro-rated basis. This has resulted in £1,396 million allocated against tangible assets and £1,709 million allocated against intangible assets.

SENSITIVITY TO KEY ASSUMPTIONS

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an increase to the aggregate impairment loss recognised as at 31 March 2019 (although it should be noted that these sensitivities do not take account of potential mitigating actions):

	£m
Increase in post-tax discount rate by 1%	1,114
Decrease in long-term growth rate applied beyond approved forecast period by 0.5%	483
Decrease in projected volumes by 5%	4,288
Decrease in projected gross margin by 0.5%	2,088

19 Other assets

As at 31 March	2019 £m	2018 restated* £m	2017 £m
Non-current			
Prepaid expenses	83	82	77
Other	–	–	3
Total other non-current assets	**83**	**82**	**80**
Current			
Recoverable VAT	301	329	243
Prepaid expenses	156	177	167
Research and development credit	113	114	97
Other	–	10	10
Total other current assets	**570**	**630**	**517**

* See note 2 for details of the restatement due to changes in accounting policies.

148 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

20 Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities for the year ended 31 March 2019 are as follows:

	Opening balance restated*** £m	Adjustment on initial application of IFRS 9 £m	Adjusted opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Reclassified from other equity reserves £m	Foreign exchange £m	Closing balance £m
Deferred tax assets								
Property, plant and equipment	9	–	9	535	–	–	–	544
Expenses deductible in future periods	239	–	239	80	–	–	6	325
Derivative financial instruments	80	6	86	7	18	23	–	134
Retirement benefits	77	–	77	(2)	38	–	–	113
Unrealised profit in inventory	157	–	157	(38)	1	–	–	120
Tax loss	367	–	367	(289)	–	–	–	78
Other	100	–	100	26	–	–	–	126
Total deferred tax asset	**1,029**	**6**	**1,035**	**319**	**57**	**23**	**6**	**1,440**
Deferred tax liabilities								
Intangible assets	1,100	–	1,100	(172)	–	–	–	928
Overseas unremitted earnings	99	–	99	2*	–	–	–	101
Total deferred tax liability	**1,199**	**–**	**1,199**	**(170)**	**–**	**–**	**–**	**1,029**
Presented as deferred tax asset**	413							512
Presented as deferred tax liability**	(583)							(101)

* Included within £2 million is a reversal of £5 million relating to withholding tax incurred on intercompany dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

*** See note 2 for details of the restatement due to changes in accounting policies.

At 31 March 2019, deferred tax assets of £512 million (2018: £413 million, 2017: £511 million) have been recognised in relation to deductible temporary differences, including unused tax losses, on the basis that it is probable that future taxable profits will be available against which those deductible temporary differences can be utilised.

At 31 March 2019, the Group had unused tax losses and other temporary differences amounting to £1,599 million (2018: £117 million, 2017: £104 million), for which no deferred tax asset arises. As at 31 March 2019, £4 million (2018: £3 million, 2017: £3 million) of those tax losses are subject to expiry in future periods, with £3 million due to expire in fiscal year 2031. The remaining balance is not expected to expire.

All deferred tax assets and deferred tax liabilities at 31 March 2019, 2018 and 2017 are presented as non-current.

Significant components of deferred tax assets and liabilities for the year ended 31 March 2018 are as follows: Opening balance £m Recognised in profit or loss restated*** £m Recognised in other comprehensive income restated*** £m Foreign exchange £m Closing balance restated*** £m Deferred tax assets Property, plant and equipment 12 (3) – – 9 Expenses deductible in future periods 222 35 – (18) 239 Derivative financial instruments 547 (5) (462) – 80 Retirement benefits 252 (86) (89) – 77 Unrealised profit in inventory 192 (35) – – 157 Tax loss 209 159 – (1) 367 Other 72 28 – – 100 Total deferred tax asset 1,506 93 (551) (19) 1,029 Deferred tax liabilities Intangible assets 995 105 – – 1,100 Overseas unremitted earnings 60 39* – – 99 Total deferred tax liability 1,055 144 – – 1,199 Presented as deferred tax asset** 511 413 Presented as deferred tax liability** (60) (583) * Included within £39 million is a reversal of £6 million relating to withholding tax incurred on intercompany dividends paid in the year and an additional provision for £15 million relating to prior year earnings. ** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis. *** See note 2 for details of the restatement due to changes in accounting policies. Significant components of deferred tax assets and liabilities for the year ended 31 March 2017 are as follows: Opening balance £m Recognised in profit or loss restated*** £m Recognised in other comprehensive income restated*** £m Foreign exchange £m Closing balance £m Deferred tax assets Property, plant and equipment 21 (9) – – 12 Expenses deductible in future periods 224 (26) – 24 222 Derivative financial instruments 240 (15) 322 – 547 Retirement benefits 110 (1) 143 – 252 Unrealised profit in inventory 127 65 – – 192 Tax loss 175 34 – – 209 Other 50 22 – – 72 Total deferred tax asset 947 70 465 24 1,506 Deferred tax liabilities Intangible assets 946 49 – – 995 Overseas unremitted earnings 31 29* – – 60 Total deferred tax liability 977 78 – – 1,055 Presented as deferred tax asset** 354 511 Presented as deferred tax liability** (384) (60) * Included within £29 million is a reversal of £18 million relating to withholding tax incurred on intercompany dividends paid in the year. ** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis. *** See note 2 for details of the restatement due to changes in accounting policies. 20 Deferred tax assets and liabilities (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 149

21 Cash and cash equivalents As at 31 March 2019 £m 2018 £m 2017 £m Cash and cash equivalents 2,747 2,626 2,878 22 Allowances for trade and other receivables Year ended 31 March 2019 £m 2018 £m 2017 £m At beginning of year 50 60 60 Charged during the year 4 3 – Receivables written off during the year as uncollectable (41) (4) (1) Unused amounts reversed 2 (1) (13) Foreign currency translation (3) (8) 14 At end of year 12 50 60 Trade receivables with a contractual amount of £38 million (2018: £nil, 2017: £nil) that were written off during the year are still subject to enforcement activity. There were no material changes to the value of expected credit losses on adoption of IFRS 9. 23 Inventories As at 31 March 2019 £m 2018 £m 2017 £m Raw materials and consumables 130 93 117 Work-in-progress 369 335 330 Finished goods 3,117 3,339 3,017 Inventory basis adjustment (8) – – Total inventories 3,608 3,767 3,464 Inventories of finished goods include £484 million (2018: £436 million, 2017: £326 million) relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements. Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £18,086 million (2018: £19,152 million, 2017: £17,615 million). During the year, the Group recorded an inventory write-down expense of £52 million (2018: £55 million, 2017: £16 million), excluding a reversal of a write-down recorded in a previous period in relation to the Tianjin incident of £nil (2018: £1 million, 2017: £94 million). The write-down excluding the reversal is included in “Material and other cost of sales”. 24 Accounts payable As at 31 March 2019 £m 2018 £m 2017 £m Trade payables 4,444 4,800 4,384 Liabilities to employees 114 139 151 Liabilities for expenses 1,757 1,796 1,606 Capital creditors 768 879 367 Total accounts payable 7,083 7,614 6,508 150 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

25 Interest-bearing loans and borrowings As at 31 March 2019 £m 2018 £m 2017 £m Short-term borrowings Bank loans 114 155 179 Current portion of long-term EURO MTF listed debt 767 497 – Total short-term borrowings 881 652 179 Long-term borrowings EURO MTF listed debt 2,844 3,060 3,395 Bank loans 755 – – Total long-term borrowings 3,599 3,060 3,395 Finance lease obligations 31 19 7 Total debt 4,511 3,731 3,581 EURO MTF LISTED DEBT The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility (“EURO MTF”) market. Details of the tranches of the bonds outstanding at 31 March 2019 are as follows: • $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013 • £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014 • $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014 • £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015 • $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015 • €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017 • £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017 • $500 million Senior Notes due 2027 at a coupon of 4.500 per cent per annum – issued October 2017 • €500 million Senior Notes due 2026 at a coupon of 4.500 per cent per annum – issued September 2018 Details of the tranches of the bond repaid in the year ended 31 March 2019 are as follows: • $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013 No tranches of bonds were repaid in the year ended 31 March 2018. Details of the tranches of the bond repaid in the year ended 31 March 2017 are as follows: • $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011 SYNDICATED LOAN In October 2018, a $1 billion syndicate loan was issued with a coupon rate of LIBOR + 1.900 per cent per annum, due in the following tranches: • $200 million due October 2022 • $800 million due January 2025 The contractual cash flows of interest-bearing debt (excluding finance leases) are set out below, including estimated interest payments and assuming the debt will be repaid at the maturity date. As at 31 March 2019 £m 2018 £m 2017 £m Due in 1 year or less 1,071 794 321 2nd and 3rd years 1,011 1,228 1,610 4th and 5th years 1,696 1,305 848 More than 5 years 1,559 1,008 1,414 Total contractual cash flows 5,337 4,335 4,193 Notes to the consolidated financial statements FINANCIAL STATEMENTS 151

During the year ended 31 March 2019, the Group entered into a $700 million invoice discounting facility that expires in 2021. Under the terms of the facility, the Group de-recognises factored receivables in accordance with IFRS 9 as there are no recourse arrangements. UNDRAWN FACILITIES As at 31 March 2019, the Group has a fully undrawn revolving credit facility of £1,935 million (2018: £1,935 million, 2017: £1,870 million). This facility is available in full until 2022. 26 Other financial liabilities As at 31 March 2019 £m 2018 £m 2017 £m Current Finance lease obligations 3 3 2 Interest accrued 33 32 27 Derivative financial instruments 523 668 1,760 Liability for vehicles sold under a repurchase arrangement 469 479 350 Other 14 7 – Total current other financial liabilities 1,042 1,189 2,139 Non-current Finance lease obligations 28 16 5 Derivative financial instruments 281 257 1,391 Other 1 8 3 Total non-current other financial liabilities 310 281 1,399 27 Provisions As at 31 March 2019 £m 2018 £m 2017 £m Current Product warranty 694 613 511 Legal and product liability 154 119 114 Provision for residual risk 9 7 7 Provision for environmental liability 14 11 12 Other employee benefit obligations 13 8 – Restructuring 104 – – Total current provisions 988 758 644 Non-current Product warranty 1,048 980 879 Legal and product liability 43 24 47 Provision for residual risk 31 28 27 Provision for environmental liability 15 16 22 Other employee benefit obligations 3 7 13 Total non-current provisions 1,140 1,055 988 25 Interest-bearing loans and borrowings (continued) 152 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 153
Notes to the consolidated financial statements

27 Provisions *(continued)*

Year ended 31 March 2019	Product warranty £m	Legal and product liability £m	Residual risk £m	Environmental liability £m	Other employee benefit obligations £m	Restructuring £m	Total £m
Opening balance	1,593	143	35	27	15	–	1,813
Adjustment on initial application of IFRS 15*	(15)	–	–	–	–	–	(15)
Adjusted opening balance	**1,578**	**143**	**35**	**27**	**15**	**–**	**1,798**
Provisions made during the year	1,004	198	18	16	19	104	1,359
Provisions used during the year	(866)	(108)	(3)	(9)	(8)	–	(994)
Unused amounts reversed in the period	–	(38)	(10)	(5)	(10)	–	(63)
Impact of discounting	26	–	–	–	–	–	26
Foreign currency translation	–	2	–	–	–	–	2
Closing balance	**1,742**	**197**	**40**	**29**	**16**	**104**	**2,128**

* See note 2 for details of the restatement due to changes in accounting policies.

PRODUCT WARRANTY PROVISION

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

LEGAL AND PRODUCT LIABILITY PROVISION

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

RESIDUAL RISK PROVISION

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

ENVIRONMENTAL LIABILITY PROVISION

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

OTHER EMPLOYEE BENEFIT OBLIGATIONS

This provision relates to the LTIP scheme for certain employees (see note 9) and other amounts payable to employees.

RESTRUCTURING PROVISION

This provision relates to amounts payable to employees under the Group restructuring programme announced and carried out during the year ended 31 March 2019 (note 4).

154 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

28 Other liabilities

As at 31 March	2019 £m	2018 £m	2017 £m
Current			
Liabilities for advances received	86	40	92
Ongoing service obligations	301	244	167
VAT	199	195	171
Other taxes payable	53	43	38
Other	25	25	22
Total other current liabilities	**664**	**547**	**490**
Non-current			
Ongoing service obligations	504	438	338
Other	17	16	24
Total other non-current liabilities	**521**	**454**	**362**

29 Capital and reserves

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

As at 31 March	2019 £m	2018 £m	2017 £m
Authorised, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total ordinary share capital	**1,501**	**1,501**	**1,501**

The capital redemption reserve of £167 million (2018, 2017: £167 million) was created in March 2011 on the cancellation of share capital.

30 Other reserves

The movement of reserves is as follows:

	Translation reserve £m	Hedging reserve £m	Cost of hedging reserve £m	Retained earnings £m	Total other reserves £m
Balance at 1 April 2018 restated*	**(333)**	**(281)**	**(46)**	**8,968**	**8,308**
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax)	–	(29)	2	(5)	(32)
Adjusted balance at 1 April 2018	**(333)**	**(310)**	**(44)**	**8,963**	**8,276**
Loss for the year	–	–	–	(3,325)	(3,325)
Remeasurement of defined benefit obligation	–	–	–	(270)	(270)
(Loss)/gain on effective cash flow hedges	–	(813)	24	–	(789)
Loss on effective cash flow hedges of inventory	–	(161)	(36)	–	(197)
Income tax related to items recognised in other comprehensive income	–	184	2	38	224
Cash flow hedges reclassified to profit and loss	–	874	7	–	881
Income tax related to items reclassified to profit or loss	–	(166)	(1)	–	(167)
Amounts removed from hedge reserve and recognised in inventory	–	(141)	19	–	(122)
Income tax related to amounts removed from hedge reserve and recognised in inventory	–	27	(4)	–	23
Currency translation differences	(4)	–	–	–	(4)
Dividend paid	–	–	–	(225)	(225)
Balance at 31 March 2019	**(337)**	**(506)**	**(33)**	**5,181**	**4,305**

FINANCIAL STATEMENTS 155
Notes to the consolidated financial statements

30 Other reserves *(continued)*

	Translation reserve £m	Hedging reserve restated* £m	Cost of hedging reserve restated* £m	Retained earnings restated* £m	Total other reserves restated* £m
Balance at 1 April 2017	(329)	(2,232)	(75)	7,549	4,913
Profit for the year	–	–	–	1,112	1,112
Remeasurement of defined benefit obligation	–	–	–	546	546
Gain on effective cash flow hedges	–	1,216	25	–	1,241
Income tax related to items recognised in other comprehensive income	–	(229)	(5)	(89)	(323)
Cash flow hedges reclassified to profit and loss	–	1,190	11	–	1,201
Income tax related to items reclassified to profit or loss	–	(226)	(2)	–	(228)
Currency translation differences	(4)	–	–	–	(4)
Dividend paid	–	–	–	(150)	(150)
Balance at 31 March 2018	**(333)**	**(281)**	**(46)**	**8,968**	**8,308**

	Translation reserve £m	Hedging reserve restated* £m	Cost of hedging reserve restated* £m	Retained earnings restated* £m	Total other reserves restated* £m
Balance at 1 April 2016	(363)	(866)	(34)	7,209	5,946
Profit for the year	–	–	–	1,242	1,242
Remeasurement of defined benefit obligation	–	–	–	(895)	(895)
Gain on effective cash flow hedges	–	(2,953)	(47)	–	(3,000)
Income tax related to items recognised in other comprehensive income	–	567	9	143	719
Cash flow hedges reclassified to profit and loss	–	1,275	(4)	–	1,271
Income tax related to items reclassified to profit or loss	–	(255)	1	–	(254)
Currency translation differences	34	–	–	–	34
Dividend paid	–	–	–	(150)	(150)
Balance at 31 March 2017	**(329)**	**(2,232)**	**(75)**	**7,549**	**4,913**

* See note 2 for details of the restatement due to changes in accounting policies.

31 Dividends

Year ended 31 March	2019 £m	2018 £m	2017 £m
Dividend proposed for the previous year paid during the year of £0.15 (2018, 2017: £0.10) per ordinary share	225	150	150
Amounts recognised as distributions to equity holders during the year	**225**	**150**	**150**
Proposed dividend for the year of £nil (2018: £0.15, 2017: £0.10) per ordinary share	–	225	150

32 Employee benefits

The Group operates defined benefit pension schemes for qualifying employees of certain of its subsidiaries. The UK defined benefit schemes are administered by a trustee with assets held in a trust that are legally separate from the Group. The trustee of the pension schemes is required by law to act in the interest of the fund and of all relevant stakeholders in the schemes and is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of the trustee must be composed of representatives of the Group and scheme participants in accordance with each scheme's regulations.

156 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

32 Employee benefits *(continued)*

Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary.

Through its defined benefit pension schemes, the Group is exposed to a number of risks, the most significant of which are detailed below.

ASSET VOLATILITY

The schemes' liabilities are calculated using a discount rate set with reference to corporate bond yields; if the schemes' assets underperform against these corporate bonds, this will create or increase a deficit. The defined benefit schemes hold a significant proportion of equity-type assets, which are expected to outperform corporate bonds in the long term although introduce volatility and risk in the short term.

The UK schemes hold a substantial level of index-linked gilts and other inflation and interest rate hedging instruments in order to reduce the volatility of assets compared to the liability value, although these will lead to asset value volatility.

As the schemes mature, the Group intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Group believes that due to the long-term nature of the schemes' liabilities and the strength of the supporting group, a level of continuing equity-type investments is currently an appropriate element of the Group's long-term strategy to manage the schemes efficiently.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase the schemes' liabilities, although this is expected to be partially offset by an increase in the value of the schemes' assets, specifically the bond holdings and interest rate hedging instruments.

INFLATION RISK

Some of the Group's pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the schemes against high inflation). As noted above, the schemes hold a significant proportion of assets in index-linked gilts, together with other inflation hedging instruments and also assets that are more closely correlated with inflation. However, an increase in inflation may also create a deficit or increase the existing deficit to some degree.

LIFE EXPECTANCY

The majority of the schemes' obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the schemes' liabilities. This is particularly significant in the UK defined benefit schemes, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the consolidated financial statements prepared in accordance with IAS 19:

CHANGE IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

Year ended 31 March	2019 £m	2018 £m	2017 £m
Defined benefit obligation at beginning of year	8,320	9,969	7,668
Current service cost	158	217	198
Past service cost/(credit)	42	(437)	–
Interest expense	216	241	275
Actuarial (gain)/loss arising from:			
Changes in demographic assumptions	(49)	(210)	(76)
Changes in financial assumptions	544	(353)	2,335
Experience adjustments	32	(99)	(213)
Exchange differences on foreign schemes	–	(3)	5
Member contributions	2	4	2
Benefits paid	(617)	(988)	(225)
Plan settlement	–	(21)	–
Defined benefit obligation at end of year	**8,648**	**8,320**	**9,969**

CHANGE IN PRESENT VALUE OF SCHEME ASSETS Year ended 31 March 2019 £m 2018 £m 2017 £m Fair value of schemes’ assets at beginning of year 7,882 8,508 7,103 Interest income 208 218 258 Remeasurement gain/(loss) on the return of schemes’ assets, excluding amounts included in interest income 257 (116) 1,149 Administrative expenses (13) (9) (9) Exchange differences on foreign schemes – (1) 3 Employer contributions 262 287 227 Member contributions 2 4 2 Benefits paid (617) (988) (225) Plan settlement – (21) – Fair value of schemes’ assets at end of year 7,981 7,882 8,508 The actual return on the schemes’ assets for the year ended 31 March 2019 was £465 million (2018: £102 million, 2017: £1,407 million). Amounts recognised in the consolidated income statement consist of: Year ended 31 March 2019 £m 2018 £m 2017 £m Current service cost 158 217 198 Past service cost/(credit) 42 (437) – Administrative expenses 13 9 9 Net interest cost (including onerous obligations) 8 23 17 Components of defined benefit cost/(income) recognised in the consolidated income statement 221 (188) 224 Amounts recognised in the consolidated statement of comprehensive income consist of: Year ended 31 March 2019 £m 2018 £m 2017 £m Actuarial gain/(loss) arising from: Changes in demographic assumptions 49 210 76 Changes in financial assumptions (544) 353 (2,335) Experience adjustments (32) 99 213 Remeasurement gain/(loss) on the return of schemes’ assets, excluding amounts included in interest income 257 (116) 1,149 Change in onerous obligation, excluding amounts included in interest expense – – 2 Remeasurement (loss)/gain on defined benefit obligation (270) 546 (895) Amounts recognised in the consolidated balance sheet consist of: As at 31 March 2019 £m 2018 £m 2017 £m Present value of unfunded defined benefit obligations (2) (1) (2) Present value of funded defined benefit obligations (8,646) (8,319) (9,967) Fair value of schemes’ assets 7,981 7,882 8,508 Net retirement benefit obligation (667) (438) (1,461) Presented as non-current liability (667) (438) (1,461) The most recent valuations of the defined benefit schemes for accounting purposes were carried out at 31 March 2019 by a qualified independent actuary. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method. The asset valuations are taken from the asset custodian for each scheme. 32 Employee benefits (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 157

158 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

32 Employee benefits *(continued)*

The principal assumptions used in accounting for the pension schemes are set out below:

Year ended 31 March	2019	2018	2017
Discount rate	2.4%	2.7%	2.6%
Expected rate of increase in benefit revaluation of covered employees	2.4%	2.3%	2.3%
RPI inflation rate	3.2%	3.1%	3.2%

For the valuation at 31 March 2019, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 112 per cent to 118 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 112 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and an average scaling factor of 84 per cent has been used for female members.

For the valuation at 31 March 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 113 per cent to 119 per cent have been used for male members and scaling factors of 102 per cent to 114 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 108 per cent to 113 per cent have been used for male members and scaling factors of 102 per cent to 111 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 95 per cent has been used for male members and an average scaling factor of 85 per cent has been used for female members.

For the valuation at 31 March 2017, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120 per cent for males and 110 per cent for females has been used for the Jaguar Pension Plan, 115 per cent for males and 105 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for the Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25 per cent per annum (2018: CMI (2017) projections with 1.25 per cent per annum improvements, 2017: CMI (2014) projections with 1.25 per cent per annum improvements).

The assumed life expectations on retirement at age 65 are:

As at 31 March	2019 years	2018 years	2017 years
Retiring today:			
Males	21.0	21.3	21.5
Females	23.2	23.4	24.5
Retiring in 20 years:			
Males	22.4	22.5	23.3
Females	25.1	25.1	26.3

A past service cost of £42 million has been recognised in the year ended 31 March 2019. This reflects a plan amendment for certain members as part of the Group restructuring programme (see note 4) and a past service cost following a High Court ruling in October 2018. As a result of the ruling, pension schemes are required to equalise male and female members' benefits for the inequalities within guaranteed minimum pension earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for guaranteed minimum pension and therefore has considered the change to be a plan amendment.

FINANCIAL STATEMENTS 159
Notes to the consolidated financial statements

32 Employee benefits *(continued)*

A past service credit of £437 million has been recognised in the year ended 31 March 2018 after the Group approved and communicated to its defined benefit schemes' members that the defined benefit schemes' rules were to be amended with effect from 6 April 2017. As a result, among other changes, future retirement benefits would be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member's final salary at retirement.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by c.£430 million	Decrease/increase by £8 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by c.£370 million	Increase/decrease by £8 million
Mortality	Increase/decrease by 1 year	Increase/decrease by c.£310 million	Increase/decrease by £5 million

The fair value of schemes' assets is represented by the following major categories:

	2019				2018				2017			
As at 31 March	**Quoted* £m**	**Unquoted £m**	**Total £m**	**%**	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%
Equity instruments												
Information technology	79	–	79	1%	132	–	132	2%	142	–	142	2%
Energy	34	–	34	1%	56	–	56	1%	61	–	61	1%
Manufacturing	58	–	58	1%	96	–	96	1%	104	–	104	1%
Financials	91	–	91	1%	151	–	151	2%	164	–	164	2%
Other	251	–	251	3%	417	–	417	5%	452	–	452	5%
	513	**–**	**513**	**7%**	**852**	**–**	**852**	**11%**	**923**	**–**	**923**	**11%**
Debt instruments												
Government	2,509	–	2,509	31%	2,524	–	2,524	32%	2,929	–	2,929	34%
Corporate bonds (investment grade)	149	1,694	1,843	23%	20	1,836	1,856	24%	20	2,071	2,091	25%
Corporate bonds (non-investment grade)	–	613	613	8%	–	584	584	7%	123	414	537	6%
	2,658	**2,307**	**4,965**	**62%**	**2,544**	**2,420**	**4,964**	**63%**	**3,072**	**2,485**	**5,557**	**65%**
Property funds												
UK	–	244	244	3%	–	165	165	2%	–	190	190	2%
Other	–	229	229	3%	–	160	160	2%	–	156	156	2%
	–	**473**	**473**	**6%**	**–**	**325**	**325**	**4%**	**–**	**346**	**346**	**4%**
Cash and cash equivalents	**210**	**–**	**210**	**3%**	**218**	**–**	**218**	**3%**	**93**	**–**	**93**	**1%**
Other												
Hedge funds	–	310	310	4%	–	356	356	4%	–	403	403	5%
Private markets	4	336	340	4%	2	252	254	3%	–	174	174	2%
Alternatives	16	810	826	10%	470	214	684	9%	327	379	706	8%
	20	**1,456**	**1,476**	**18%**	**472**	**822**	**1,294**	**16%**	**327**	**956**	**1,283**	**15%**
Derivatives												
Foreign exchange contracts	–	16	16	–	–	1	1	–	–	17	17	–
Interest rate and inflation	–	328	328	4%	–	228	228	3%	–	289	289	4%
	–	**344**	**344**	**4%**	**–**	**229**	**229**	**3%**	**–**	**306**	**306**	**4%**
Total	**3,401**	**4,580**	**7,981**	**100%**	**4,086**	**3,796**	**7,882**	**100%**	**4,415**	**4,093**	**8,508**	**100%**

* Quoted prices for identical assets or liabilities in active markets.

32 Employee benefits (continued) As at 31 March 2019, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds. The value of the funding obligation for the Repo transactions is £1,528 million at 31 March 2019 (2018: £1,287 million, 2017: £843 million). The split of Level 1 assets is 62 per cent (2018: 71 per cent, 2017: 66 per cent), Level 2 assets 24 per cent (2018: 20 per cent, 2017: 27 per cent) and Level 3 assets 14 per cent (2018: 9 per cent, 2017: 7 per cent). Private market holdings are classified as Level 3 instruments. For this purpose, each element of the Repo transactions is included separately. Jaguar Land Rover contributes towards the UK defined benefit schemes. The 5 April 2018 valuations were completed in December 2018. As a result of these valuations it is intended to eliminate the pension scheme funding deficits over the 10 years to 31 March 2028. There is currently no additional liability over the projected benefit obligation (based on current legal advice the Group will not be required to recognise an additional obligation in the future). In line with the schedule of contributions agreed following the 2018 statutory valuation, the current ongoing Group contribution rate for defined benefit accrual has reduced to c.22 per cent of pensionable salaries in the UK reflecting the 2017 benefit restructure. Deficit contributions are paid in line with the updated schedule of contributions at a rate of £60 million per year until 31 March 2024 followed by £25 million per year until 31 March 2028. The average duration of the benefit obligations at 31 March 2019 is 19.0 years (2018: 20.4 years, 2017: 21.6 years). The expected net periodic pension cost for the year ended 31 March 2020 is £166 million. The Group expects to pay £223 million to its defined benefit schemes, in total, for the year ended 31 March 2020. DEFINED CONTRIBUTION SCHEMES The Group’s contribution to defined contribution schemes for the year ended 31 March 2019 was £93 million (2018: £77 million, 2017: £57 million). 33 Commitments and contingencies In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible but not probable the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount. The following is a description of claims and contingencies where a potential loss is possible but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows. LITIGATION AND PRODUCTION MATTERS The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £17 million (2018: £17 million, 2017: £7 million) against the Group that management has not recognised as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services provided by the Group or its dealers. The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, at present the Group has assessed the risk as remote. OTHER TAXES AND DUTIES Contingencies and commitments include tax contingent liabilities of £41 million (2018: £42 million, 2017: £nil). These mainly relate to tax audits and tax litigation claims. 160 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

33 Commitments and contingencies (continued) COMMITMENTS The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of a capital nature aggregating to £1,054 million (2018: £853 million, 2017: £2,047 million) and £20 million (2018: £15 million, 2017: £31 million) relating to the acquisition of intangible assets. Commitments and contingencies also includes other contingent liabilities of £222 million (2018: £149 million, 2017: £82 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty. The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry. Inventory of £nil (2018, 2017: £nil), trade receivables with a carrying amount of £114 million (2018: £155 million, 2017: £179 million), property, plant and equipment with a carrying amount of £nil (2018, 2017: £nil) and restricted cash with a carrying amount of £nil (2018, 2017: £nil) are pledged as collateral/security against the borrowings and commitments. Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 March 2019. The outstanding commitment of CNY 625 million translates to £71 million at 31 March 2019 exchange rate. The Group’s share of capital commitments of its joint venture at 31 March 2019 is £151 million (2018: £159 million, 2017: £171 million) and contingent liabilities of its joint venture 31 March 2019 is £nil (2018: £1 million, 2017: £3 million). 34 Capital management The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations. The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements. The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. The following table summarises the capital of the Group: As at 31 March 2019 £m 2018 restated* £m 2017 £m Short-term debt 884 655 181 Long-term debt 3,627 3,076 3,400 Total debt** 4,511 3,731 3,581 Equity attributable to shareholders 5,973 9,976 6,581 Total capital 10,484 13,707 10,162 * See note 2 for details of the restatement due to changes in accounting policies. ** Total debt includes finance lease obligations of £31 million (2018: £19 million, 2017: £7 million). Notes to the consolidated financial statements FINANCIAL STATEMENTS 161

162 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

35 Financial instruments

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2019 under IFRS 9:

		Fair value through profit and loss			
	Amortised cost and other financial liabilities £m	Derivatives and other financial instruments in hedging relationship £m	Derivatives other than in hedging relationship £m	Total carrying value £m	Total fair value £m
Short-term deposits and other investments	1,028	–	–	1,028	1,028
Other financial assets – current	181	102	31	314	314
Other financial assets – non-current	116	43	11	170	170
Total financial assets	**1,325**	**145**	**42**	**1,512**	**1,512**
Short-term borrowings	113	768	–	881	877
Long-term borrowings*	3,599	–	–	3,599	3,245
Other financial liabilities – current	519	426	97	1,042	1,042
Other financial liabilities – non-current	29	266	15	310	310
Total financial liabilities	**4,260**	**1,460**	**112**	**5,832**	**5,474**

* Included in the long-term borrowings shown in other financial liabilities is £813 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £5 million of fair value adjustments as a result of the hedge relationship.

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2018 under IAS 39:

	Held to maturity £m	Loans and receivables and other financial liabilities £m	Derivatives and other financial instruments in hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Short-term deposits and other investments	36	1,995	–	–	2,031	2,031
Other financial assets – non-current	–	230	185	79	494	494
Other financial assets – non-current	–	128	266	20	414	414
Total financial assets	**36**	**2,353**	**451**	**99**	**2,939**	**2,939**
Short-term borrowings		652	498	–	1,150	1,155
Long-term borrowings*		1,850	712	–	2,562	2,590
Other financial liabilities – current		521	585	83	1,189	1,189
Other financial liabilities – non-current		24	250	7	281	281
Total financial liabilities		**3,047**	**2,045**	**90**	**5,182**	**5,215**

* Included in the long-term borrowings shown in other financial liabilities is £342 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £10 million of fair value adjustments as a result of the hedge relationship.

The 2018 comparative balances have been represented, in order to fully reflect the maturity of borrowings designated in a hedging relationship.

FINANCIAL STATEMENTS 163
Notes to the consolidated financial statements

35 Financial instruments *(continued)*

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2017 under IAS 39:

	Loans and receivables and other financial liabilities £m	Derivatives and other financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	49	133	36	218	218
Other financial assets – non-current	15	205	50	270	270
Total financial assets	**64**	**338**	**86**	**488**	**488**
Short-term borrowings	179	–	–	179	179
Long-term borrowings	2,432	963	–	3,395	3,489
Other financial liabilities – current	379	1,517	243	2,139	2,139
Other financial liabilities – non-current	8	1,379	12	1,399	1,399
Total financial liabilities	**2,998**	**3,859**	**255**	**7,112**	**7,206**

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities can be settled on a net basis.

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2019:

				Amounts subject to a master netting arrangement		
	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Financial instruments £m	Cash collateral (received)/pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	187	–	187	(187)	–	–
Cash and cash equivalents	3,175	(428)	2,747	–	–	2,747
	3,362	**(428)**	**2,934**	**(187)**	**–**	**2,747**
Financial liabilities						
Derivative financial liabilities	804	–	804	(187)	–	617
Short-term borrowings	1,309	(428)	881	–	–	881
	2,113	**(428)**	**1,685**	**(187)**	**–**	**1,498**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2018:

				Amounts subject to a master netting arrangement		
	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Financial instruments £m	Cash collateral (received)/pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	550	–	550	(531)	–	19
Cash and cash equivalents	2,806	(180)	2,626	–	–	2,626
	3,356	**(180)**	**3,176**	**(531)**	**–**	**2,645**
Financial liabilities						
Derivative financial liabilities	925	–	925	(531)	–	394
Short-term borrowings	832	(180)	652	–	–	652
	1,757	**(180)**	**1,577**	**(531)**	**–**	**1,046**

164 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

35 Financial instruments *(continued)*

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2017:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Amounts subject to a master netting arrangement: Financial instruments £m	Cash collateral (received)/pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	424	–	424	(419)	–	5
Cash and cash equivalents	2,909	(31)	2,878	–	–	2,878
	3,333	**(31)**	**3,302**	**(419)**	**–**	**2,883**
Financial liabilities						
Derivative financial liabilities	3,151	–	3,151	(419)	–	2,732
Short-term borrowings	210	(31)	179	–	–	179
	3,361	**(31)**	**3,330**	**(419)**	**–**	**2,911**

Fair value hierarchy

Financial instruments held at fair value are required to be measured by reference to the following levels:

- Quoted prices in an active market (Level 1): this level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Valuation techniques with observable inputs (Level 2): this level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Valuation techniques with significant unobservable inputs (Level 3): this level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data.

Of the financial assets held at 31 March 2019 and classified as Level 3, 91 per cent (2018: 97 per cent, 2017: 100 per cent) were valued using recent transaction values and 9 per cent (2018: 3 per cent, 2017: nil per cent) were valued using an alternative technique.

Recent transaction values

The pricing of recent investment transactions is the main input of valuations performed by the Group. The Group's policy is to use observable market data where possible for its valuations and, in the absence of portfolio company earnings or revenue to compare, or of relevant comparable businesses' data, recent transaction prices represent the most reliable observable inputs.

Alternative valuation methodologies

Alternative valuation methodologies are used by the Group for reasons specific to individual assets. At 31 March 2019, the alternative technique used was net asset value, representing 100 per cent of alternatively valued assets.

There has been no change in the valuation techniques adopted in either current or prior financial years as presented. The investment in Lyft, Inc. (note 15) has transferred from Level 3 to Level 1 as a result of the Lyft, Inc. initial public offering on 29 March 2019. There were no transfers between fair value levels in prior financial years.

The financial instruments that are measured subsequent to initial recognition at fair value are classified as Level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity-specific estimates. Fair values of forward derivative financial assets and liabilities are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves from Reuters. Commodity swap contracts are similarly fair valued by discounting expected future contractual cash flows. Option contracts on foreign currency are entered into on a zero cost collar basis and fair value estimates are calculated from standard Black-Scholes options pricing methodology, using prevailing market interest rates and volatilities. The estimate of fair values for cross-currency swaps is calculated using discounted estimated future cash flows. Estimates of the future floating-rate cash flows are based on quoted swap rates, future prices and interbank borrowing rates ("LIBOR").

Additionally, a credit valuation adjustment/debit value adjustment is taken on derivative financial assets and liabilities and is calculated by discounting the fair value gain or loss on the financial derivative using credit default swap ("CDS") prices quoted for the counterparty or Jaguar Land Rover respectively. CDS prices are obtained from Reuters.

FINANCIAL STATEMENTS 165
Notes to the consolidated financial statements

35 Financial instruments *(continued)*

The long-term borrowings are held at amortised cost. Their fair value of the EURO MTF listed debt for disclosure purposes is determined using Level 1 valuation techniques, based on the closing price as at 31 March 2019 on the Luxembourg Stock Exchange multilateral trading facility ("EURO MTF") market, for unsecured listed bonds. For bank loans, Level 2 valuation techniques are used.

Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings other than unsecured listed bonds and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Other investments that are not equity accounted for are recognised at fair value. Where there is an active quoted market, the fair value is determined using Level 1 valuation techniques, based on the closing price at year end. The valuation as at 31 March 2019 is £46 million (2018 and 2017: £nil). Where there is no active quoted market, the fair values have been determined using Level 3 valuation techniques and the closing valuation as at 31 March 2019 is £23 million (2018: £28 million, 2017: £1 million). The fair value gain recognised in the consolidated income statement for the Level 3 investments for the year ended 31 March 2019 is £2 million (2018: £2 million, 2017: £nil).

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of the respective dates. The estimated fair value amounts as at 31 March 2019, 2018 and 2017 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

(B) FINANCIAL RISK MANAGEMENT

The Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The Group has a risk management framework in place, which monitors all of these risks as discussed below. This framework is approved by the JLR plc Board.

FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have a potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash flow statement, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan and Euro against the functional currency of the Company and its subsidiaries.

Foreign exchange risk on future transactions is mitigated through the use of derivative contracts. The Group is also exposed to fluctuations in exchange rates that impact the valuation of foreign currency denominated assets and liabilities of its National Sales Companies and also foreign currency denominated balances on the Group's consolidated balance sheet at each reporting period end. In addition to the derivatives designated in hedging relationships as detailed in section (C), the Group enters into foreign currency contracts as economic hedges of recognised foreign currency debt.

The following table sets forth information relating to foreign currency exposure as at 31 March 2019:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m
Financial assets	2,383	219	1,377	327
Financial liabilities	(3,349)	(424)	(3,524)	(385)
Net exposure liability	**(966)**	**(205)**	**(2,147)**	**(58)**
10% appreciation/depreciation of the currency would result in additional (loss)/gain:				
In other comprehensive income	(76)/76	–	–	n/a
In the consolidated income statement	(21)/21	(21)/21	(215)/215	n/a

166 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

35 Financial instruments *(continued)*

The following table sets forth information relating to foreign currency exposure as at 31 March 2018:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m
Financial assets	1,315	540	1,372	478
Financial liabilities	(3,044)	(580)	(3,344)	(421)
Net exposure (liability)/asset	**(1,729)**	**(40)**	**(1,972)**	**57**
10% appreciation/depreciation of the currency would result in additional (loss)/gain:				
In other comprehensive income	(117)/117	–	–	n/a
In the consolidated income statement**	(52)/52	(4)/4	(197)/197	n/a

The following table sets forth information relating to foreign currency exposure as at 31 March 2017:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m
Financial assets	1,122	490	1,135	405
Financial liabilities	(2,893)	(415)	(2,598)	(356)
Net exposure (liability)/asset	**(1,771)**	**75**	**(1,463)**	**49**
10% appreciation/depreciation of the currency would result in additional (loss)/gain:				
In other comprehensive income**	(132)/132	–	–	n/a
In the consolidated income statement**	(45)/45	8/(8)	(146)/146	n/a

* Others include Japanese Yen, Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand, Thai Baht, Korean Won etc.

** See note 2 for details of the restatement due to changes in accounting policies.

COMMODITY PRICE RISK

The Group is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed-price contracts with suppliers. The derivative contracts are not hedge accounted under IFRS 9 but are instead measured at fair value through profit or loss.

The total fair value gain on commodities of £9 million (2018: £28 million, 2017: £106 million) has been recognised in "Other income" in the consolidated income statement. The amounts reported do not reflect the purchasing benefits received by the Group (which are included within "Material and other cost of sales").

A 10 per cent appreciation/depreciation of all commodity prices underlying such contracts would have resulted in a gain/loss of £53 million (2018: £50 million, 2017: £57 million).

INTEREST RATE RISK

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Group.

In addition to issuing long-term fixed-rate bonds, the Group has other facilities in place that are primarily used to finance working capital and are subject to variable interest rates. When undertaking a new debt issuance, the JLR plc Board will consider the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding costs.

The Group uses cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed-rate debt to GBP floating-rate debt. The derivative instruments and the foreign currency fixed-rate debt are designated in fair value and cash flow hedging relationships. As at 31 March 2019, the carrying amount of these derivative instruments was a liability of £4 million (2018: £29 million, 2017: £nil). Further detail is given in section (C) below.

FINANCIAL STATEMENTS 167
Notes to the consolidated financial statements

35 Financial instruments *(continued)*

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

As at 31 March 2019, short-term borrowings of £114 million (2018: £155 million, 2017: £179 million) and long-term borrowings of £768 million (2018: £nil, 2017: £nil) were subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £9 million (2018, 2017: £2 million) in the consolidated income statement and £nil (2018, 2017: £nil) in other comprehensive income.

The Group's sensitivity to interest rates has increased during the current year mainly due to the increase in variable-rate debt instruments.

LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2019	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,599	5,186	946	449	2,232	1,559
Short-term borrowings	881	881	881	–	–	–
Finance lease obligations	31	62	7	7	15	33
Other financial liabilities	517	554	527	12	15	–
Accounts payable	7,083	7,083	7,083	–	–	–
Derivative financial instruments	804	1,076	592	313	144	27
Total contractual maturities	**12,915**	**14,842**	**10,036**	**781**	**2,406**	**1,619**

As at 31 March 2018	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,060	3,638	120	824	1,686	1,008
Short-term borrowings	652	668	668	–	–	–
Finance lease obligations	19	32	6	4	11	11
Other financial liabilities	526	555	525	15	15	–
Accounts payable	7,614	7,614	7,614	–	–	–
Derivative financial instruments	925	1,207	748	322	124	13
Total contractual maturities	**12,796**	**13,714**	**9,681**	**1,165**	**1,836**	**1,032**

As at 31 March 2017	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,395	3,982	133	687	1,748	1,414
Short-term borrowings	179	179	179	–	–	–
Finance lease obligations	7	11	2	2	2	5
Other financial liabilities	380	386	360	13	13	–
Accounts payable	6,508	6,508	6,508	–	–	–
Derivative financial instruments	3,151	3,992	1,950	1,294	748	–
Total contractual maturities	**13,620**	**15,058**	**9,132**	**1,996**	**2,511**	**1,419**

168 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

35 Financial instruments *(continued)*

CREDIT RISK

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligation. The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty default on cash investments.

The carrying amount of financial assets represents the maximum credit exposure. None of the financial instruments of the Group result in material concentrations of credit risks.

All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the current market valuation of derivative contracts. To support this, the JLR plc Board has implemented an investment policy that places limits on the maximum cash investment that can be made with any single counterparty depending on their published external credit rating.

To a lesser extent the Group has an exposure to counterparties on trade receivables and other financial assets. The Group seeks to mitigate credit risk on sales to third parties through the use of payment at the point of delivery, credit limits, credit insurance and letters of credit from banks that meet internal rating criteria.

FINANCIAL ASSETS

None of the Group's cash equivalents, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2019 (2018 and 2017: no indications) that defaults in payment obligations will occur.

The Group has reviewed trade and other receivables not yet due and not impaired and no material issues have been identified. Trade and other receivables past due and impaired are set out below:

As at 31 March	2019 gross £m	2019 impairment £m	2019 expected loss rate	2018 gross £m	2018 impairment £m	2018 expected loss rate	2017 gross £m	2017 impairment £m	2017 expected loss rate
Not yet due	1,190	1	–%	1,413	2	–%	1,185	–	–%
Overdue <3 months	173	–	–%	216	–	–%	92	4	4%
Overdue 3–6 months	3	–	–%	1	1	100%	1	1	100%
Overdue >6 months	14	11	79%	48	47	98%	57	55	97%
Total	**1,380**	**12**		**1,678**	**50**		**1,335**	**60**	

Included within trade receivables is £114 million (2018: £155 million, 2017: £179 million) of receivables that are part of a debt factoring arrangement. These assets do not qualify for de-recognition due to the recourse arrangements in place. The related liability of £114 million (2018: £155 million, 2017: £179 million) is in short-term borrowings. Both the asset and associated liability are classified in amortised cost and other financial liabilities respectively.

(C) DERIVATIVES AND HEDGE ACCOUNTING

The Group's operations give rise to revenue, raw material purchases and borrowings in currencies other than the Group's presentation currency of GBP. The Group forecasts these transactions over the medium term and enters into derivative contracts to mitigate the resulting foreign currency exchange risk, interest rate risk and commodity price risk. The Group's risk management strategy allows for hedge accounting when the derivatives meet the hedge accounting criteria as set out in IFRS 9 as well as the Group's risk management objectives.

Commodity derivatives are not hedge accounted. Foreign currency forward contracts, foreign currency options and foreign currency denominated borrowings may be designated as hedging instruments in a cash flow hedge relationship against forecast foreign currency transactions to mitigate foreign currency exchange risk associated with those transactions. In addition, the Group uses cross-currency interest rate swaps to hedge its foreign currency exchange risk associated with recognised long-term borrowings. These instruments are designated in both cash flow and fair value hedging relationships.

In all cases the Group uses a hedge ratio of 1:1. The critical terms of the derivative contracts are aligned with those of the hedged item. The Group allows a maximum hedging term of five years for forecast transactions. The Group's risk management policy allows for decreasing levels of hedging as the forecasting horizon increases.

FINANCIAL STATEMENTS 169
Notes to the consolidated financial statements

35 Financial instruments *(continued)*

A 10 per cent depreciation/appreciation in Sterling against the foreign currency underlying contracts within the Group's derivative portfolio that are sensitive to changes in foreign exchange rates (excluding US Dollar bonds designated in a cash flow hedging relationship) would have resulted in the approximate additional (loss)/gain shown in the following table:

As at 31 March	2019 £m	2018 restated* £m	2017 restated* £m
10% depreciation in Sterling against the foreign currency:			
In other comprehensive income	(273)	(908)	(1,602)
In the consolidated income statement	109	116	34
10% appreciation in Sterling against the foreign currency:			
In other comprehensive income	244	773	1,613
In the consolidated income statement	(75)	(95)	(34)

* See note 2 for details of the restatement due to changes in accounting policies.

The following table sets out the change in the Group's exposure to interest rate risk as a result of cross-currency interest rate swaps:

	Foreign currency average interest rate			Reporting currency average interest rate		
Outstanding contracts	2019 %	2018 %	2017 %	2019 %	2018 %	2017 %
Cross-currency interest rate swaps						
Less than one year	–	–	–	–	–	–
Between one and five years	–	–	–	–	–	–
More than five years	4.500	4.500	n/a	LIBOR + 3.235	LIBOR + 2.033	n/a

The following table shows the impact that would result from an increase/decrease of 100 basis points in interest rates at the balance sheet date:

As at 31 March	2019 £m	2018 £m	2017 £m
10% depreciation in interest rates:			
In the consolidated income statement	(5)	–	(58)
10% appreciation in interest rates:			
In the consolidated income statement	19	1	57

CASH FLOW HEDGES

The Group uses foreign currency options, foreign currency forward contracts and recognised foreign currency borrowings as the hedging instrument in cash flow hedge relationships of hedged sales and purchases. The time value of options and the foreign currency basis spread of foreign exchange forward contracts are excluded from the hedge relationship and are recognised in other comprehensive income as a cost of hedging to the extent they relate to the hedged item (the aligned value). Additionally, the Group uses cross-currency interest rate swaps as the hedging instrument of the foreign exchange risk of recognised foreign currency borrowings.

Changes in the fair value of foreign currency contracts, to the extent determined to be an effective cash flow hedge, are recognised in the consolidated statement of comprehensive income, and the ineffective portion of the fair value change is recognised in the consolidated income statement. There is not generally expected to be significant ineffectiveness from cash flow hedges.

It is anticipated that the hedged sales will take place over the next one to five years, at which time the amount deferred in equity will be reclassified to revenue in profit and loss.

It is anticipated that the hedged purchases will take place over the next one to five years, at which time the amount deferred in equity will be included in the carrying amount of the raw materials. On sale of the finished product, the amount previously deferred in equity and subsequently recognised in inventory will be reclassified to cost of goods sold in profit or loss.

170 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

35 Financial instruments *(continued)*

The foreign currency borrowings designated as the hedged item mature in January 2026 and October 2027, at which time the amount deferred in equity will be reclassified to profit and loss.

The table below sets out the timing profile of the hedge accounted derivatives:

As at 31 March	Average strike rate			Nominal amounts			Carrying value assets/(liabilities)		
Outstanding contracts	2019	2018	2017	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Cash flow hedges of foreign exchange risk on forecast transactions									
Derivative instruments									
Sell – USD									
Less than one year	0.6756	0.6483	0.6509	1,584	2,257	3,468	(187)	(178)	(711)
Between one and five years	0.6989	0.6771	0.6624	1,945	2,988	5,531	(114)	(55)	(911)
Sell – Chinese Yuan									
Less than one year	0.1054	0.1018	0.0999	2,132	2,984	3,467	(153)	(300)	(483)
Between one and five years	0.1075	0.1051	0.1020	1,299	2,582	4,143	(43)	(83)	(259)
Buy – Euro									
Less than one year	0.8823	0.8521	0.8276	3,609	2,568	2,492	14	140	120
Between one and five years	0.9192	0.8994	0.8630	4,030	4,490	4,459	(73)	143	177
Other currencies									
Less than one year	0.0024	0.0020	0.0021	1,800	1,748	1,694	2	(62)	(310)
Between one and five years	0.0044	0.0033	0.0027	882	1,560	1,829	11	40	(181)
				17,281	**21,177**	**27,083**	**(543)**	**(355)**	**(2,558)**
Debt instruments									
USD									
Less than one year	0.7358	0.6727	–	736	471	–	(768)	(498)	–
Between one and five years	–	0.7358	0.6727	–	736	807	–	(712)	(963)
				736	**1,207**	**807**	**(768)**	**(1,210)**	**(963)**
Hedges of foreign exchange risk on recognised debt									
Cross-currency interest rate swaps									
USD									
Less than one year	–	–	–	–	–	–	–	–	–
Between one and five years	–	–	–	–	–	–	–	–	–
More than five years	0.7592	0.7592	–	380	380	–	11	(29)	–
EUR									
Less than one year	–	–	–	–	–	–	–	–	–
Between one and five years	–	–	–	–	–	–	–	–	–
More than five years	0.8912	–	–	446	–	–	(15)	–	–
				826	**380**	**–**	**(4)**	**(29)**	**–**

The USD debt instrument used as a hedging instrument shown in the less than one year category above hedges some periods that are between one and five years. As the instrument itself matures within one year, the total amount has been shown in less than one year. The amounts hedging revenue between one and five years are £359 million (2018: £204 million, 2017: £nil).

The line items in the consolidated balance sheet that include the above derivative instruments are “Other financial assets” and “Other financial liabilities”. The US denominated debt designated as a hedging instrument is included in “Borrowings”. The following table sets out the effect of the Group’s cash flow hedges on the financial position of the Group: As at 31 March 2019 £m 2018 £m 2017 £m Loss accumulated in the Hedging reserve relating to exposure on anticipated future revenue transactions (580) (636) (3,085) (Loss)/gain accumulated in the Hedging reserve relating to exposure on anticipated future purchase transactions (43) 294 332 Loss accumulated in the Hedging reserve relating to exposure on debt – (4) – Loss accumulated in Hedging reserve (623) (346) (2,753) Of which: Loss relating to continuing hedges (575) (307) (2,590) Loss relating to hedges where hedge accounting is no longer applied (48) (39) (163) Loss accumulated in the Cost of hedging reserve relating to exposure on anticipated future revenue transactions (16) (48) (63) Loss accumulated in the Cost of hedging reserve relating to exposure on anticipated future purchase transactions (26) (12) (29) Gain accumulated in the Cost of hedging reserve relating to exposure on debt 2 3 – Loss accumulated in the Cost of hedging reserve (40) (57) (92) Of which: Loss relating to continuing hedges (41) (53) (90) Gain/(loss) relating to hedges where hedge accounting is no longer applied 1 (4) (2) The following table sets out the effect of the Group’s cash flow hedges on the financial performance of the Group: Year ended 31 March 2019 £m 2018 £m 2017 £m Fair value (loss)/gain of foreign currency derivative contracts recognised in Hedging reserve (876) 1,075 (2,803) Fair value (loss)/gain of foreign currency bonds recognised in Hedging reserve (103) 145 (150) Fair value gain/(loss) of derivatives hedging foreign currency bonds recognised in Hedging reserve 5 (4) – (Loss)/gain recognised in Other comprehensive income in the year (974) 1,216 (2,953) Fair value (loss)/gain of foreign currency derivative contracts recognised in the Cost of hedging reserve (11) 22 (47) Fair value (loss)/gain of derivatives hedging foreign currency bonds recognised in the Cost of hedging reserve (1) 3 – (Loss)/gain recognised in Other comprehensive income in the year (12) 25 (47) Net (loss)/gain in the hedged item used for assessing hedge effectiveness (202) 2,195 (1,402) (Loss)/gain released from the Hedging reserve relating to forecast transactions that are no longer expected to occur (12) 7 (42) Gain released from the Cost of hedging reserve relating to forecast transactions that are no longer expected to occur 1 – – Loss on derivatives not hedge accounted, recognised in “Foreign exchange (loss)/gain and fair value adjustments” in the consolidated income statement (18) (4) (53) No ineffectiveness was recognised in the consolidated income statement in the year ended 31 March 2019, 2018 or 2017 in respect of cash flow hedges. 35 Financial instruments (continued) Notes to the consolidated financial statements FINANCIAL STATEMENTS 171

FAIR VALUE HEDGES The Group uses cross-currency interest rate swaps as the hedging instrument in a fair value hedge of foreign exchange and interest rate risks of foreign currency denominated debt. The derivatives convert foreign currency USD fixed-rate borrowings to GBP floating-rate debt. Changes in the fair value of foreign currency contracts that are designated in fair value hedging relationships are recognised in the consolidated income statement. Changes in the fair value of the underlying hedged item (long-term borrowings) for the hedged risks are recognised in the same income statement line. The fair value of the cross-currency interest rate swaps included in “Derivatives and other financial instruments in hedging relationship” in section (A) are as follows: As at 31 March 2019 £m 2018 £m 2017 £m Other financial assets – non-current 11 – – Total financial assets 11 – – Other financial liabilities – non-current (15) (29) – Total financial liabilities (15) (29) – The following amounts have been recognised in the consolidated income statement in the years ended 31 March 2019, 2018 and 2017: During year to 31 March 2019 £m 2018 £m 2017 £m Net change in the hedged item used for assessing hedge effectiveness, taken to the consolidated income statement in “Foreign exchange (loss)/ gain and fair value adjustments” (29) 34 – Fair value changes in the derivative instruments used in assessing hedge effectiveness, taken to the consolidated income statement in “Foreign exchange (loss)/gain and fair value adjustments” 22 (27) – Ineffectiveness recognised in the consolidated income statement in “Foreign exchange (loss)/gain and fair value adjustments” (7) 7 – 36 Leases LEASE A SALESSEE The future minimum non-cancellable finance lease rentals are payable as follows: As at 31 March 2019 £m 2018 £m 2017 £m Less than one year 7 6 2 Between one and five years 22 15 4 More than five years 33 11 5 Total lease payments 62 32 11 Less future finance charges (31) (13) (4) Present value of lease obligations 31 19 7 The above leases relate to amounts payable under the minimum lease payments on plant and equipment. The carrying value of these assets as at 31 March 2019 was £28 million (2018: £21 million, 2017: £7 million). The Group leased certain of its manufacturing equipment under finance leases that mature between 2019 and 2048. The Group will take ownership of all assets held under finance lease at the end of the lease term. 35 Financial instruments (continued) 172 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 173
Notes to the consolidated financial statements

36 Leases *(continued)*

The future minimum non-cancellable operating lease rentals are payable as follows:

As at 31 March	2019 £m	2018 £m	2017 £m
Less than one year	115	91	75
Between one and five years	272	224	209
More than five years	239	238	164
Total lease payments	**626**	**553**	**448**

The Group leases a number of buildings, plant and equipment and IT hardware and software under operating leases, certain of which have a renewal and/or purchase option in the normal course of business.

LEASE AS A LESSOR

The future minimum lease receipts under non-cancellable operating leases are as follows:

As at 31 March	2019 £m	2018 £m	2017 £m
Less than one year	5	5	–
Between one and five years	2	2	1
More than five years	9	9	10
Total lease payments	**16**	**16**	**11**

37 Segmental reporting

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Group operates in the automotive segment. The automotive segment includes all activities relating to design, development, manufacture and marketing of vehicles including financing thereof, as well as sale of related parts and accessories from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales by customer location and non-current assets is as disclosed below:

	UK £m	US £m	China £m	Rest of Europe £m	Rest of World £m	Total £m
31 March 2019						
Revenue	5,228	5,485	3,312	5,355	4,834	24,214
Non-current assets	10,859	32	16	1,045	167	12,119
31 March 2018						
Revenue	5,096	4,974	5,554	5,318	4,844	25,786
Non-current assets	13,146	32	18	819	165	14,180
31 March 2017						
Revenue	5,557	4,638	4,684	5,273	4,187	24,339
Non-current assets	11,714	10	11	158	159	12,052

In the table above, non-current assets includes property, plant and equipment and intangible assets.

174 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

38 Notes to the consolidated cash flow statement

(A) RECONCILIATION OF (LOSS)/PROFIT FOR THE YEAR TO CASH GENERATED FROM OPERATING ACTIVITIES

Year ended 31 March	Note	2019 £m	2018 restated* £m	2017 restated* £m
(Loss)/profit for the year		**(3,321)**	**1,114**	**1,242**
Adjustments for:				
Depreciation and amortisation		2,164	2,075	1,656
Write-down of tangible assets	10	18	18	12
Write-down of intangible assets	10	–	46	–
Loss on disposal of assets		59	22	15
Foreign exchange and fair value loss/(gain) on loans	13	45	(69)	101
Income tax (credit)/expense	14	(308)	398	331
Finance expense (net)	12	111	85	68
Finance income	12	(35)	(33)	(33)
Foreign exchange loss/(gain) on economic hedges of loans	13	18	(11)	4
Foreign exchange loss/(gain) on derivatives	13	31	(74)	31
Foreign exchange (gain)/loss on short-term deposits and other investments		(71)	55	(57)
Foreign exchange loss/(gain) on other restricted deposits		–	1	(7)
Foreign exchange loss/(gain) on cash and cash equivalents		27	41	(95)
Unrealised loss/(gain) on commodities	13	34	2	(148)
Loss on matured revenue hedges		43	–	–
Share of profit of equity accounted investments	15	(3)	(252)	(159)
Fair value gain on equity investment	13	(26)	(3)	–
Exceptional items	4	3,271	(438)	(151)
Other non-cash adjustments		(4)	6	1
Cash flows from operating activities before changes in assets and liabilities		**2,053**	**2,983**	**2,811**
Trade receivables		249	(317)	(194)
Other financial assets		61	(267)	34
Other current assets		127	(27)	(34)
Inventories		152	(296)	(628)
Other non-current assets		(3)	(5)	(25)
Accounts payable		(419)	600	701
Other current liabilities		115	46	63
Other financial liabilities		(24)	134	80
Other non-current liabilities and retirement benefit obligation		(23)	52	158
Provisions		170	161	325
Cash generated from operations		**2,458**	**3,064**	**3,291**

* See note 2 for details of the restatement due to changes in accounting policies

FINANCIAL STATEMENTS 175
Notes to the consolidated financial statements

38 Notes to the consolidated cash flow statement *(continued)*

(B) RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES

	Short-term borrowings £m	Long-term borrowings £m	Finance lease obligations £m	Total £m
Balance at 1 April 2016	**116**	**2,373**	**11**	**2,500**
Proceeds from issue of financing	488	857	–	1,345
Repayment of financing	(443)	(57)	(4)	(504)
Arrangement fees paid	–	(13)	–	(13)
Foreign exchange	18	81	–	99
Fee amortisation	–	4	–	4
Long-term borrowings revaluation in hedge reserve	–	150	–	150
Balance at 31 March 2017	**179**	**3,395**	**7**	**3,581**
Proceeds from issue of financing	543	373	–	916
Issue of new finance leases	–	–	16	16
Repayment of financing	(546)	–	(4)	(550)
Reclassification of long-term debt	518	(518)	–	–
Foreign exchange	(40)	(39)	–	(79)
Arrangement fees paid	–	(4)	–	(4)
Fee amortisation	–	6	–	6
Reclassification of long-term debt fees	(2)	2	–	–
Long-term borrowings revaluation in hedge reserve	–	(145)	–	(145)
Fair value adjustment on loans	–	(10)	–	(10)
Balance at 31 March 2018	**652**	**3,060**	**19**	**3,731**
Proceeds from issue of financing	649	1,214	–	1,863
Issue of new finance leases	–	–	14	14
Repayment of financing	(1,250)	–	(2)	(1,252)
Reclassification of long-term debt	768	(768)	–	–
Foreign exchange	62	15	–	77
Arrangement fees paid	–	(18)	–	(18)
Fee amortisation	1	7	–	8
Reclassification of long-term debt fees	(1)	1	–	–
Bond revaluation in hedge reserve	–	103	–	103
Fair value adjustment on loans	–	(15)	–	(15)
Balance at 31 March 2019	**881**	**3,599**	**31**	**4,511**

39 Related party transactions

Tata Sons Limited is a company with significant influence over the Group's ultimate parent company Tata Motors Limited. The Group's related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash.

Transactions and balances with the Group's own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash. With joint ventures of the Group £m With associates of the Group £m With Tata Sons Limited and its subsidiaries and joint ventures £m With immediate or ultimate parent and its subsidiaries, joint ventures and associates £m 31 March 2019 Sale of products 321 – 3 76 Purchase of goods – – – 214 Services received – 2 170 97 Services rendered 83 – – 1 Trade and other receivables 15 – 1 15 Accounts payable – – 35 52 31 March 2018 Sale of products 703 – 4 77 Purchase of goods – – – 161 Services received 64 – 162 100 Services rendered 142 1 – 2 Trade and other receivables 112 – 2 48 Accounts payable – – 28 59 31 March 2017 Sale of products 568 – 3 49 Purchase of goods 2 – – 85 Services received 124 4 172 108 Services rendered 88 – – 2 Trade and other receivables 70 – 2 34 Accounts payable 3 – 47 27 Compensation of key management personnel Year ended 31 March 2019 £m 2018 £m 2017 £m Short-term benefits 10 12 14 Post-employment benefits 1 1 1 Share-based payments – – 3 Other long-term employee benefits – – 1 Compensation for loss of office – 1 1 Total compensation of key management personnel 11 14 20 39 Related party transactions (continued) 176 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

40 Ultimate parent company and parent company of larger group The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and the ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated financial statements can be obtained from the Company Secretary, TML Holdings Pte. Ltd. 9 Battery Road #15-01 MYP Centre, Singapore 049910. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India. 41 Subsequent events There have been no material subsequent events between the balance sheet date and the date of signing this report. Notes to the consolidated financial statements FINANCIAL STATEMENTS 177

PARENT COMPANY BALANCE SHEET As at 31 March Note 2019 £m 2018 restated* £m 2017 £m Non-current assets Investments 42 1,655 1,655 1,655 Other financial assets 43 3,628 3,093 3,423 Other non-current assets 44 2 1 4 Total non-current assets 5,285 4,749 5,082 Current assets Other financial assets 43 1,270 1,221 365 Other current assets 44 1 2 2 Cash and cash equivalents – 1 – Total current assets 1,271 1,224 367 Total assets 6,556 5,973 5,449 Current liabilities Other financial liabilities 46 37 36 29 Deferred finance income 2 4 2 Short-term borrowings 47 767 497 – Current income tax liabilities 4 3 3 Total current liabilities 810 540 34 Non-current liabilities Long-term borrowings 47 3,594 3,070 3,395 Deferred finance income 35 24 32 Total non-current liabilities 3,629 3,094 3,427 Total liabilities 4,439 3,634 3,461 Equity attributable to equity holders of the parent Ordinary shares 48 1,501 1,501 1,501 Capital redemption reserve 48 167 167 167 Retained earnings 449 671 320 Total equity attributable to equity holders of the parent 2,117 2,339 1,988 Total liabilities and equity 6,556 5,973 5,449 * See note 2 for details of the restatement due to changes in accounting policies. The Company has elected to take the exemption under section 408 of the Companies Act 2006 from presenting the parent company income statement. The profit for the Company for the year was £3 million (2018: £501 million, 2017: £302 million). These parent company financial statements were approved by the JLR plc Board and authorised for issue on 31 May 2019. They were signed on its behalf by: PROF. DR. RALF D. SPETH CHIEF EXECUTIVE OFFICER COMPANY REGISTERED NUMBER: 06477691 PARENT COMPANY FINANCIAL STATEMENTS 178 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY Note Ordinary share capital £m Capital redemption reserve £m Retained earnings £m Total equity £m Balance at 1 April 2018 1,501 167 671 2,339 Profit for the year – – 3 3 Total comprehensive income – – 3 3 Dividend 49 – – (225) (225) Balance at 31 March 2019 1,501 167 449 2,117 Balance at 1 April 2017 1,501 167 320 1,988 Profit for the year – – 501 501 Total comprehensive income – – 501 501 Dividend 49 – – (150) (150) Balance at 31 March 2018 1,501 167 671 2,339 Balance at 1 April 2016 1,501 167 168 1,836 Profit for the year – – 302 302 Total comprehensive income – – 302 302 Dividend 49 – – (150) (150) Balance at 31 March 2017 1,501 167 320 1,988 Parent company financial statements FINANCIAL STATEMENTS 179

PARENT COMPANY CASH FLOW STATEMENT Year ended 31 March Note 2019 £m 2018 restated* £m 2017 £m Cash flows used in operating activities Profit for the year 3 501 302 Adjustments for: Income tax expense/(credit) 1 – (1) Dividends received – (500) (300) Finance income (187) (158) (132) Finance expense 183 157 131 Cash flows used in operating activities before changes in assets and liabilities – – – Other financial assets (446) (724) (949) Other current liabilities (1) 1 (1) Net cash used in operating activities (447) (723) (950) Cash flows from investing activities Finance income received 197 144 136 Dividends received – 500 300 Net cash generated from investing activities 197 644 436 Cash flows generated from/(used in) financing activities Finance expenses and fees paid (193) (143) (136) Proceeds from issuance of long-term borrowings 1,214 373 857 Repayment of borrowings (547) – (57) Dividends paid 49 (225) (150) (150) Net cash generated from financing activities 249 80 514 Net (decrease)/increase in cash and cash equivalents (1) 1 – Cash and cash equivalents at beginning of year 1 – – Cash and cash equivalents at end of year – 1 – * See note 2 for details of the restatement due to changes in accounting policies. 180 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 181
Notes to the parent company financial statements

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

42 Investments

Investments consist of the following:

As at 31 March	2019 £m	2018 £m	2017 £m
Cost of unquoted equity investments at beginning and end of year	1,655	1,655	1,655

The Company has not made any investments or disposals of investments in the year.

The Company has the following 100 per cent direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover Holdings Limited	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows:

Name of company	Shareholding	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Jaguar Land Rover North America, LLC.	100%	USA	100 Jaguar Land Rover Way, Mahwah, NJ 07495, USA
Jaguar Land Rover Deutschland GmbH	100%	Germany	Am Kronberger Hang 2a, 65824 Schwalbach/Ts, Germany
Jaguar Land Rover Belux NV.	100%	Belgium	Generaal Lemanstraat 47, 2018 Antwerpen, Belgium
Jaguar Land Rover Austria GmbH	100%	Austria	Siezenheimer Strasse 39a, 5020 Salzburg, Austria
Jaguar Land Rover Italia SpA	100%	Italy	Via Alessandro Marchetti, 105 - 00148, Roma, Italy
Jaguar Land Rover Australia (Pty) Limited	100%	Australia	Level 1, 189 O' Riordon Street, Mascot, 2020, NSW, Australia
Jaguar Land Rover España SL	100%	Spain	Torre Picasso, Plaza Pablo Ruiz Picasso, 1 – Planta 42, 23020 Madrid, Spain
Jaguar Land Rover Nederland BV.	100%	Holland	PO Box 40, Stationsweg 8, 4153 RD Beesd, Netherlands
Jaguar Land Rover Portugal Veiculos e Pecas, Lda	100%	Portugal	Edificio Escritorios do Tejo, Rua do Polo Sul, Lote 1.10.1.1 – 3.º B-3, Parish of Santa Maria dos Olivais, Municipality of Lisboa, Portugal
Jaguar Land Rover (China) Investment Co., Ltd. (formerly Jaguar Land Rover Automotive Trading (Shanghai) Co., Ltd.)	100%	China	11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Dongyu Road, Pudong New District, Shanghai 200126, China
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	100%	China	11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Dongyu Road, Pudong New District, Shanghai 20012, China
Jaguar Land Rover Japan Ltd	100%	Japan	Garden City Shinagawa Gotenyama Bldg. 9F, 6-7-29 Kita-Shinagawa, Shinagawa-ku, Tokyo 141-0001, Japan
Jaguar Land Rover Korea Co. Limited	100%	Korea	25F West Mirae Asset Center 1 Building 67 Suha-dong, Jung-gu Seoul 100-210, Korea
Jaguar Land Rover Canada ULC	100%	Canada	75 Courtneypark Drive West, Unit 3 Mississauga, ON L5W 0E3, Canada
Jaguar Land Rover France SAS	100%	France	Z.A. Kleber – Batiment Ellington, 165 Boulevard de Valmy, 92706 Colombes, Cedex, France
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos Ltda.	100%	Brazil	Avenida Ibirapuera 2.332, Torre I - 10º andar- Moema 04028-002, São Paulo, SP, Brazil
Jaguar Land Rover Limited Liability Company	100%	Russia	28B, Building 2 Mezhdunarodnoe Shosse 141411, Moscow, Russian Federation
Jaguar Land Rover (South Africa) Holdings Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Jaguar Land Rover (South Africa) (Pty) Ltd	100%	South Africa	28 Victoria Link, Route 21 Corporate Park, Nellmapius Drive, Irene X30, Centurion, Tshwane, Gauteng, South Africa

182 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

42 Investments *(continued)*

Name of company	Shareholding	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover India Limited	100%	India	Nanavati Mahalaya, 3rd floor, 18, Homi Mody Street, Mumbai, Maharashtra, India 400001
Daimler Transport Vehicles Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
S.S. Cars Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
The Lanchester Motor Company Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
The Daimler Motor Company Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Jaguar Land Rover Pension Trustees Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
JLR Nominee Company Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Jaguar Cars Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Land Rover Exports Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Land Rover Ireland Limited	100%	Ireland	c/o LK Shields Solicitors, 39/40 Upper Mount Street Dublin 2, Ireland
Jaguar Cars South Africa (Proprietary) Ltd	100%	South Africa	Simon Vermooten Road, Silverton, Pretoria 0184, South Africa
Jaguar Land Rover Slovakia s.r.o.	100%	Slovakia	Vysoka 2/B, 811 06 Bratislava, Slovakia
Jaguar Land Rover Singapore Pte. Ltd	100%	Singapore	138 Market Street, CapitaGreen, Singapore
Jaguar Racing Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
InMotion Ventures Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
InMotion Ventures 1 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
InMotion Ventures 2 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
InMotion Ventures 3 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
InMotion Ventures 4 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Jaguar Land Rover Colombia SAS	100%	Colombia	CL 67735 OFE, 1204 Bogotan Cundinamarka 1 3192 900, Colombia
Jaguar Land Rover México, S.A.P.I. de C.V.	100%	Mexico	Av. Javier Barros Sierra No.540 Piso 7 Oficina 703, Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 01210
Jaguar Land Rover Servicios México, S.A. de C.V.	100%	Mexico	Av. Javier Barros Sierra No.540 Piso 7 Oficina 703, Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 01210
Jaguar Land Rover Taiwan Company Limited	100%	Taiwan	12F, No. 40, Sec. 1, Chengde Road, Datong Dist., Taipei City 103, Taiwan (R.O.C.)
Jaguar Land Rover Ireland (Services) Limited	100%	Ireland	c/o 40 Upper Mount Street, Dublin 2, Ireland
Jaguar Land Rover Classic USA LLC	100%	USA	251 Little Falls Drive, Wilmington, Delaware, USA
Jaguar Land Rover Classic Deutschland GmbH	100%	Germany	Ringstraße 38, 45219 Essen, Germany
Hungary Jaguar Land Rover Hungary KFT	100%	Hungary	1062 Budapest, Andrássy út 100, Hungary
Spark44 (JV) Limited	50.50%	England and Wales	Abbey Road, Whitley, Coventry CV3 4LF, England
Spark44 Limited	50.50%	England and Wales	The White Collar Factory, 1 Old Street Yard, London EC1Y 8AF, England
Spark44 LLC	50.50%	USA	5870 W. Jefferson Blvd, Studio H,Los Angeles, CA 90016, USA
Spark44 Canada Inc	50.50%	Canada	1059 Spadina Road, Toronto, ON M5N 2M7, Canada
Spark44 GmbH	50.50%	Germany	Querstr. 7, 60322 Frankfurt am Main, Germany
Spark44 Communications S.L.	50.50%	Spain	Prim 19, 4th floor, 28004 Madrid, Spain
Spark44 S.r.l.	50.50%	Italy	Via Marcella, 4/6 - 00153 Rome, Italy
Spark44 Pty Limited	50.50%	Australia	Level 5, 65 Berry Street, North Sydney, NSW 2060, Australia
Spark44 DMCC	50.50%	UAE	Unit No: 1401 &1404, Swiss Tower, Plot No: JLT-PH2Y3A Jumeirah Lakes Towers, Dubai, UAE
Spark44 Seoul Limited	50.50%	South Korea	F12, 11 Cheonggyecheon-ro, Jongno-gu, Seoul, Korea
Spark44 Singapore Pte Limited	50.50%	Singapore	138 Market Street 36-01/02 CapitaGreen, Singapore 048946
Spark44 Japan K.K.	50.50%	Japan	2-23-1-806, Akasaka, Minato-ku, Tokyo, 153-0042, Japan

FINANCIAL STATEMENTS 183
Notes to the parent company financial statements

42 Investments *(continued)*

Name of company	Shareholding	Principal place of business and country of incorporation	Registered office address
Spark44 Demand Creation Partners Limited	50.50%	India	Unit No. 604, 6th Floor, Sterling Centre, Dr Annie Besant Road, Worli, Mumbai-18, Maharashtra , India
Spark44 South Africa Pty Ltd	50.50%	South Africa	21 Forssman Close, Barbeque Downs, Kyalami, South Africa
Spark44 Shanghai	50.50%	China	Rooms 6401, 6402, 6501, 6502, No.436 Ju Men Road, Huang Pu District, Shanghai, China
Spark44 Taiwan Limited	50.50%	Taiwan	18F, No.460, Sec. 4, Xinyi Rd., Xinyi Dist., Taipei City 110, Taiwan (R.O.C.)
Spark44 Colombia S.A.S	50.50%	Colombia	Cl 72 # 10 07 oficina 401, Bogota, Colombia

Details of the indirect holdings in equity accounted investments are given in note 15 to the consolidated financial statements.

43 Other financial assets

As at 31 March	2019 £m	2018 £m	2017 £m
Non-current			
Receivables from subsidiaries	3,628	3,093	3,423
Current			
Receivables from subsidiaries	1,270	1,221	365

44 Other assets

As at 31 March	2019 £m	2018 restated* £m	2017 £m
Non-current			
Prepaid expenses	2	1	4
Current			
Prepaid expenses	1	2	2

* See note 2 for details of the restatement due to changes in accounting policies.

45 Deferred tax assets and liabilities

As at 31 March 2019, the Company has recognised no deferred tax assets or liabilities.

46 Other financial liabilities

As at 31 March	2019 £m	2018 £m	2017 £m
Current			
Interest accrued	33	32	27
Other	4	4	2
Total current other financial liabilities	**37**	**36**	**29**

184 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

47 Interest-bearing loans and borrowings

As at 31 March	2019 £m	2018 £m	2017 £m
Current portion of EURO MTF listed debt	767	497	–
Short-term borrowings	**767**	**497**	**–**
EURO MTF listed debt	2,839	3,070	3,395
Bank loans	755	–	–
Long-term borrowings	**3,594**	**3,070**	**3,395**
Total debt	**4,361**	**3,567**	**3,395**

EURO MTF LISTED DEBT

The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility ("EURO MTF") market.

Details of the tranches of the bonds outstanding at 31 March 2019 are as follows:

- $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014
- $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014
- £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015
- $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015
- €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017
- £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017
- $500 million Senior Notes due 2027 at a coupon of 4.500 per cent per annum – issued October 2017
- €500 million Senior Notes due 2026 at a coupon of 4.500 per cent per annum – issued September 2018

Details of the tranches of the bond repaid in the year ended 31 March 2019 are as follows:

- $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013

No tranches of bonds were repaid in the year ended 31 March 2018.

Details of the tranches of the bond repaid in the year ended 31 March 2017 are as follows:

- $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011

SYNDICATED LOAN

In October 2018, a $1 billion syndicate loan was issued with a coupon rate of LIBOR + 1.900 per cent per annum, due in the following tranches:

- $200 million due October 2022
- $800 million due January 2025

The contractual cash flows of interest-bearing borrowings are set out below, including estimated interest payments and assuming the debt will be repaid at the maturity date:

As at 31 March	2019 £m	2018 £m	2017 £m
Due in			
1 year or less	957	639	142
2nd and 3rd years	1,011	1,228	1,610
4th and 5th years	1,696	1,305	848
More than 5 years	1,559	1,008	1,414
Total contractual cash flows	**5,223**	**4,180**	**4,014**

48 Capital and reserves As at 31 March 2019 £m 2018 £m 2017 £m Authorised, called up and fully paid 1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501 Total ordinary share capital 1,501 1,501 1,501 The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The capital redemption reserve of £167 million (2018, 2017: £167 million) was created in March 2011 on the cancellation of share capital. 49 Dividends Year ended 31 March 2019 £m 2018 £m 2017 £m Dividend proposed for the previous year paid during the year of £0.15 (2018, 2017: £0.10) per ordinary share 225 150 150 Amounts recognised as distributions to equity holders during the year 225 150 150 Proposed dividend for the year of £nil (2018: £0.15, 2017: £0.10) per ordinary share – 225 150 50 Commitments and contingencies The Company had no commitments or contingencies at 31 March 2019, 2018 or 2017. 51 Capital management The Company’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations. The Company issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Company also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements. The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. The following table summarises the capital of the Company: As at 31 March 2019 £m 2018 £m 2017 £m Long-term debt 3,594 3,070 3,395 Short-term debt 767 497 – Total debt 4,361 3,567 3,395 Equity attributable to shareholder 2,117 2,339 1,988 Total capital 6,478 5,906 5,383 Notes to the parent company financial statements FINANCIAL STATEMENTS 185

52 Financial instruments This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments. The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2 to the consolidated financial statements. (A) F INANCIAL ASSETS AND L IABILITIES The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2019 under IFRS 9: Amortised cost and other financial liabilities £m Total carrying value £m Total fair value £m Other financial assets – current 1,270 1,270 1,270 Other financial assets – non-current 3,628 3,628 3,628 Total financial assets 4,898 4,898 4,898 Other financial liabilities – current 38 38 36 Short-term borrowings 767 767 763 Long-term borrowings 3,594 3,594 3,245 Total financial liabilities 4,399 4,399 4,044 The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2018 under IAS 39: Loans and receivables and other financial liabilities £m Total carrying value £m Total fair value £m Other financial assets – current 1,221 1,221 1,221 Other financial assets – non-current 3,093 3,093 3,093 Total financial assets 4,314 4,314 4,314 Other financial liabilities – current 36 36 36 Short-term borrowings 497 497 500 Long-term borrowings 3,070 3,070 3,090 Total financial liabilities 3,603 3,603 3,626 186 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2017 under IAS 39: Loans and receivables and other financial liabilities £m Total carrying value £m Total fair value £m Other financial assets – current 365 365 365 Other financial assets – non-current 3,423 3,423 3,423 Total financial assets 3,788 3,788 3,788 Other financial liabilities – current 29 29 29 Long-term borrowings 3,395 3,395 3,489 Total financial liabilities 3,424 3,424 3,518 Fair value hierarchy Financial instruments held at fair value are required to be measured by reference to the following levels: Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities; Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data. There has been no change in the valuation techniques adopted or any transfers between fair value levels in either current or prior periods as presented. Fair values of cash and cash equivalents, short-term borrowings and other financial assets and liabilities are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant. Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2019, 2018 and 2017 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end. (B) FINANCIAL RISK MANAGEMENT The Company is exposed to foreign currency exchange rate, interest rate, liquidity and credit risks. The Company has a risk management framework in place that monitors all of these risks as discussed below. This framework is approved by the JLR plc Board. FOREIGN CURRENCY EXCHANGE RATE RISK The fluctuation in foreign currency exchange rates may have potential impact on the balance sheet, statement of changes in equity and cash flow statement where any transaction references more than one currency or where assets or liabilities are denominated in a currency other than the functional currency of the Company. As at 31 March 2019, 2018 and 2017, there are no designated cash flow hedges. 52 Financial instruments (continued) Notes to the parent company financial statements FINANCIAL STATEMENTS 187

The Company’s operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in US Dollar and Euro against Sterling as the Company has US Dollar and Euro assets and liabilities and a GBP functional currency. The following analysis has been calculated based on the gross exposure as of the parent Company balance sheet date that could affect the income statement. The following table sets forth information relating to foreign currency exposure as at 31 March 2019: As at 31 March US Dollar £m Euro £m Financial assets 2,324 999 Financial liabilities (2,323) (998) Net exposure asset 1 1 A 10 per cent appreciation/depreciation of the US Dollar or Euro would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil and £nil respectively. The following table sets forth information relating to foreign currency exposure as at 31 March 2018: As at 31 March US Dollar £m Euro £m Financial assets 1,945 572 Financial liabilities (1,942) (572) Net exposure asset 3 – A 10 per cent appreciation/depreciation of the US Dollar or Euro would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil and £nil respectively. The following table sets forth information relating to foreign currency exposure as at 31 March 2017: As at 31 March US Dollar £m Euro £m Financial assets 1,783 560 Financial liabilities (1,783) (560) Net exposure asset – – A 10 per cent appreciation/depreciation of the US Dollar or Euro would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil and £nil respectively. INTEREST RATE R ISK Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Company. The Company is presently funded with long-term fixed interest rate borrowings and long-term variable-rate borrowings. The Company is also subject to variable interest rates on certain other debt obligations. As at 31 March 2019, net financial assets of £503 million (2018: £1,184 million, 2017: £335 million) were subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £5 million (2018: £12 million, 2017: £3 million). The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year. 52 Financial instruments (continued) 188 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

FINANCIAL STATEMENTS 189
Notes to the parent company financial statements

52 Financial instruments *(continued)*

LIQUIDITY RATE RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2019	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,594	5,186	946	449	1,595	2,196
Short-term borrowings	767	767	767	–	–	–
Other financial liabilities	38	37	11	11	15	
Total contractual maturities	**4,399**	**5,990**	**1,724**	**460**	**1,610**	**2,196**

As at 31 March 2018	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,070	3,638	120	824	1,686	1,008
Short-term borrowings	497	513	513	–	–	–
Other financial liabilities	36	32	10	7	15	–
Total contractual maturities	**3,603**	**4,183**	**643**	**831**	**1,701**	**1,008**

As at 31 March 2017	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,395	3,982	133	687	1,748	1,414
Other financial liabilities	29	35	12	10	13	–
Total contractual maturities	**3,424**	**4,017**	**145**	**697**	**1,761**	**1,414**

CREDIT RISK

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries based in a variety of geographies and markets.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Company's cash equivalents or other financial receivables, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2019 (2018, 2017: no indications) that defaults in payment obligations will occur.

53 Reconciliation of movements of liabilities to cash flows arising from financing activities Short-term borrowings £m Long-term borrowings £m Balance at 1 April 2016 – 2,373 Proceeds from issue of financing – 857 Repayment of financing – (57) Arrangement fees paid – (13) Foreign exchange – 231 Fee amortisation – 4 Balance at 31 March 2017 – 3,395 Proceeds from issue of financing – 373 Reclassification of long-term debt 518 (518) Foreign exchange (19) (184) Arrangement fees paid – (4) Fee amortisation – 6 Reclassification of long-term debt fees (2) 2 Balance at 31 March 2018 497 3,070 Proceeds from issue of financing – 1,214 Repayment of financing (547) – Reclassification of long-term debt 768 (768) Foreign exchange 49 88 Arrangement fees paid – (18) Fee amortisation 1 7 Reclassification of long-term debt fees (1) 1 Balance at 31 March 2019 767 3,594 54 Related party transactions Tata Sons Limited is a company with significant influence over the Company’s ultimate parent company Tata Motors Limited. The Company’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, associates and joint ventures of Tata Motors Limited. The Company routinely enters into transactions with these related parties in the ordinary course of business. The following table summarises related party balances: With subsidiaries £m With immediate parent £m 31 March 2019 Loans to subsidiaries of Tata Motors Limited 4,898 – 31 March 2018 Loans to subsidiaries of Tata Motors Limited 4,314 – 31 March 2017 Loans to subsidiaries of Tata Motors Limited 3,788 – Compensation of key management personnel Year ended 31 March 2019 £m 2018 £m 2017 £m Short-term benefits 4 4 5 Post-employment benefits – – 1 Total compensation of key management personnel 4 4 6 Apart from the six directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2019, 2018 and 2017. All directors’ costs are fully recharged to Jaguar Land Rover Limited. 190 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

55 Ultimate parent company and parent company of larger group The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated financial statements can be obtained from the Company Secretary, TML Holdings Pte. Ltd. 9 Battery Road #15-01 MYP Centre, Singapore 049910. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India. 56 Subsequent events There have been no material subsequent events between the balance sheet date and the date of signing this report. Notes to the parent company financial statements FINANCIAL STATEMENTS 191

192 JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2018/19

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Jaguar Land Rover Automotive plc Annual Report 2018/19